Exhibit 2.1
Execution Version

EQUITY PURCHASE AGREEMENT
dated as of
April 21, 2023
by and among
THE SELLERS IDENTIFIED HEREIN,
GFL ENVIRONMENTAL INC.,
CASELLA MID-ATLANTIC, LLC,
and, solely with respect to Section 9.17 hereof,
CASELLA WASTE SYSTEMS, INC.

i

Annexes
Annex A – Form of Purchased Equity Interests Assignment
Annex B – Form of Transition Services Agreement
Annex C – Form of Subcontract Agreement
Annex D – Form of Resignation
Annex E – Form of Escrow Agreement
Annex F – Illustrative Closing Statement
Annex G – R&W Insurance Policy Binder
v

EQUITY PURCHASE AGREEMENT
This Equity Purchase Agreement, dated as of April 21, 2023 (this “Agreement”), is entered into by and among the Persons identified as “Sellers” on the signature page hereto (each a “Seller” and collectively, “Sellers”), GFL Environmental Inc., a corporation organized under the laws of the Province of Ontario (“Seller Parent”), Casella Mid-Atlantic, LLC, a Delaware limited liability company (“Buyer”, and together with Sellers and Seller Parent, the “Parties” and each individually, a “Party”), and solely with respect to Section 9.17, Casella Waste Systems, Inc., a Delaware corporation (“Buyer Guarantor”). Capitalized terms used and not otherwise defined herein have the respective meanings set forth in Section 10.01.
RECITALS
WHEREAS, Seller Parent owns or controls, directly or indirectly, 100% of the issued and outstanding equity interests of each Seller;
WHEREAS, Sellers collectively legally and beneficially own all of the issued and outstanding equity interests (such equity interests, collectively, the “Purchased Equity Interests”) of each Person identified as a “Purchased Company” on Schedule 1.01(a) (each, a “Purchased Company”, and collectively, the “Purchased Companies”), in each case, as set forth on Schedule 1.01(a);
WHEREAS, Sellers carry on the Business solely through the Purchased Companies and the Purchased Subsidiary; and
WHEREAS, Buyer desires to purchase from each Seller, and each Seller desires to sell to Buyer, the Purchased Equity Interests set forth opposite such Seller’s name on Schedule 1.01(a), on the terms and conditions set forth herein (collectively, the “Purchase and Sale”).
NOW, THEREFORE, in consideration of the foregoing and of the mutual representations, warranties, covenants and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereby agree as follows:
ARTICLE I.
THE PURCHASE AND SALE; CLOSING
Section 1.01.    The Purchase and Sale.
(a)Purchased Equity Interests. At the Closing, subject to and on the terms and conditions of this Agreement, each Seller shall sell, transfer and convey to Buyer, and Buyer shall acquire and accept from each Seller, all of such Seller’s right, title and interest in the Purchased Equity Interests set forth opposite such Seller’s name on Schedule 1.01(a), free and clear of all Liens (other than those arising pursuant to applicable securities Laws and those created by Buyer).

(b)Excluded Assets. Notwithstanding the purchase by Buyer of the Purchased Equity Interests, Buyer acknowledges and agrees that the assets of the Purchased Companies and the Purchased Subsidiary shall not include, and Buyer shall not acquire or purchase, any of the following assets (collectively, the “Excluded Assets”), it being agreed that any such Excluded Assets shall be assigned or transferred, prior to or substantially contemporaneously with the Closing, to one or more Sellers or their respective designees pursuant to Section 5.12:
(i)the Seller Marks, and all other Intellectual Property owned by Sellers or their respective Affiliates (other than the Purchased Companies and the Purchased Subsidiary);
(ii)all books and records which relate primarily to the Excluded Assets or Retained Liabilities (the “Excluded Books and Records”); provided that Buyer and its Affiliates shall be entitled to access such Excluded Books and Records, to the extent related to the Business, pursuant to Section 5.04(c);
(iii)all files related to Taxes of any Seller;
(iv)all insurance policies of Sellers or their respective Affiliates and all rights with respect thereto which relate to the Business, including, for the avoidance of doubt, with respect to any insurance assets arising from or related to (A) any Retained Liability, (B) any casualty loss to the extent remediated prior to the Closing or (C) with respect to business interruption insurance coverage, any interruption period ended prior to the Closing (collectively, the “Excluded Insurance Assets”), in each case of clauses (A) through (C), notwithstanding Section 5.14;
(v)all refunds, credits and other similar benefits relating to the Taxes of (x) any Seller or any of their respective Affiliates (other than the Purchased Companies and the Purchased Subsidiary) or (y) any Parent Group;
(vi)all credit card terminals and virtual credit card terminals and all corporate credit cards and fuel cards issued to any Business Employees;
(vii)all petty and other cash and cash equivalents on hand or in a bank that is not swept prior to or at the Closing pursuant to Section 5.12(b);
(viii)the National Accounts, except those rights expressly conferred to Buyer (or its Affiliates) pursuant to the Subcontract Agreement;
(ix)all accounting software (Great Plains, Cognos, TM1), billing software, route management software (i.e., Trux/Tower/PC Scale), maintenance software (i.e., Dossier, TMT, M5), Workday Tablets, employee management software (i.e., Workday and Concorde for employee safety reports), customer relationship management software, customer data entry workflow software (Laserfiche), information technology support systems, Goldtrack and CEC environmental management systems, SKADA software, equipment firewalls, Agile time clocks and tablets, cellular phones (but not desk phones located at the Real Property), software contained in or used in connection with GPS systems and on-truck technology, GFL My Account, Customer Connect & Payment Portal, GFL local website pages & GFL Connect website, Five9 systems and campaigns, uniforms, lockboxes, GFL email addresses, the GFL Customer care phone number and customer facing GFL central 1-800 numbers (including 1-800-832-1332), and all other IT Systems owned, leased or licensed by Sellers or their respective Affiliates (other than the Purchased Companies and the Purchased Subsidiary); provided, however, that the assets set forth in Schedule 1.01(b)(ix) shall not constitute Excluded Assets, and Seller Parent and Sellers shall, to the extent necessary, transfer and assign all such assets to a Purchased Company or the Purchased Subsidiary prior to or at the Closing;
(x)(A) the Non-Active Accounts and (B) all Accounts Receivable in respect of the Non-Active Accounts;
(xi)the GFL Benefit Plans and any related trusts, insurance contracts, services agreements or other similar agreements or arrangements and all assets related thereto; and
(xii)that certain Lease Agreement, dated June 3, 2021, by and between 1550 Pond Road, LP and, formerly, County Waste of Pennsylvania, LLC, which has been assigned to another Affiliate of Seller Parent that is not a Purchased Company or the Purchased Subsidiary.
(c)Retained Liabilities. Notwithstanding the purchase by Buyer of the Purchased Equity Interests, Buyer, Seller Parent and Sellers acknowledge and agree that the liabilities of the Purchased Companies and the Purchased Subsidiary shall not include, and that Buyer shall not assume or be required to satisfy or discharge, any of the following Liabilities (collectively, the “Retained Liabilities”), all of which shall be transferred to and assumed, satisfied and discharged by Seller Parent pursuant to Section 5.12(b):
(i)all Liabilities in respect of the Excluded Assets;
(ii)(A) all Liabilities in respect of the GFL Benefit Plans and any other Employee Benefit Plan maintained or sponsored by any member of the Parent Group (other than the Business Benefit Plans) and (B) all Liabilities of Seller Parent or any of its Subsidiaries in respect of a Multiemployer Plan with respect to which any member of the Parent Group contributes or is obligated to contribute, including for the avoidance of doubt in the case of the foregoing clause (A), any Liability under any such GFL Benefit Plan or other Employee Benefit Plan maintained or sponsored by any member of the Parent Group (other than the Business Benefit Plans) related to claims incurred prior to the Closing Date, regardless of whether or not such claim is first reported to Seller Parent, any Seller, Buyer, or any insurer, administrator or other service provider, prior to, on, or after the Closing Date; provided that this Section 1.01(c)(ii) shall exclude those Liabilities in respect of the Accrued Pre-Closing Bonus Liability and the Accrued Vacation Liability;

(iii)all Current Liabilities as of the Calculation Time, excluding those in respect of (A) Closing Date Indebtedness, (B) the Unearned Revenue Amount, (C) the Accrued Vacation Liability, (D) the Accrued Pre-Closing Bonus Liability and (E) Seller Transaction Expenses;
(iv)all Liabilities with respect to (x) the matters set forth on Schedule Section 1.01(c)(iv), (y) any claims with respect to the Business that are submitted for coverage under the Insurance Policies during the Interim Period in accordance with the first sentence of Section 5.14(b), and (z) any insurable claims with respect to the Business that were incurred prior to the Closing but were not so submitted for coverage, whether because Seller Parent or the applicable Seller, Purchased Company or Purchased Subsidiary was not aware of such claim or otherwise (it being agreed that Schedule Section 1.01(c)(iv) shall be updated by Seller Parent from time to time during the Interim Period to add any such additional claims (such claims, together with the matters set forth in such Schedule, the “Retained Claims”)); and
(v)all Liabilities in respect of that certain suit filed by Brenda L. Merkel against GFL (CW) Holdco, LLC and others in Chesterfield County Court in Virginia in October 2022.
Section 1.02.    Closing Purchase Price. The aggregate consideration payable at the Closing for the Purchased Equity Interests shall consist of (a) $525,000,000, plus (b) the amount of Estimated Closing Date Current Assets, minus (c) the Estimated Closing Date Unearned Revenue Amount, minus (d) the Estimated Closing Date Accrued Vacation Liability, minus (e) the Estimated Closing Date Accrued Pre-Closing Bonus Liability, minus (f) the Estimated Closing Date Indebtedness, minus (g) the Estimated Closing Date Seller Transaction Expenses, plus (h) the Estimated Closing Date CapEx Adjustment Amount (such amount, the “Closing Purchase Price”).
Section 1.03.    Delivery of Closing Calculations.
(a)Not less than seven (7) Business Days prior to the Closing Date, Seller Parent shall deliver to Buyer a written statement, duly executed by an officer of Seller Parent (the “Estimated Closing Statement”), setting forth in reasonable detail (i) Seller Parent’s good faith estimate of the following, in each case calculated as of the Calculation Time and presented in accordance with the format used in, and containing the line items set forth in, the Illustrative Closing Statement: (A) Closing Date Current Assets (“Estimated Closing Date Current Assets”), (B) Closing Date Unearned Revenue Amount (the “Estimated Closing Date Unearned Revenue Amount”), (C) Closing Date Accrued Vacation Liability (in the aggregate and for each Business Employee) (without duplication, the “Estimated Closing Date Accrued Vacation Liability”), (D) the Closing Date Accrued Pre-Closing Bonus Liability (in the aggregate and for each Business Employee) (without duplication, the “Estimated Closing Date Accrued Pre-Closing Bonus Liability”), (E) Closing Date Indebtedness (the “Estimated Closing Date Indebtedness”), (F) Closing Date Seller Transaction Expenses (the “Estimated Closing Date Seller Transaction Expenses”), (G) the Closing Date CapEx Adjustment Amount (the “Estimated Closing Date CapEx Adjustment Amount”), and (H) Seller Parent’s calculation of the Closing Purchase Price based on the foregoing estimates and (ii) wire instructions for Seller Parent (which shall receive the Closing Purchase Price on behalf of the Sellers), and, as applicable, the names of and wire instructions for payees of Estimated Closing Date Indebtedness, Estimated Closing Date Seller Transaction Expenses and, to the extent such amounts are to be paid at Closing, the Estimated Closing Date Accrued Pre-Closing Bonus Liability and the Estimated Closing Date Accrued Vacation Liability (each of which shall be paid to the applicable payroll provider for further payment to the applicable Business Employees) (the “Funds Flow Letter”). Attached hereto as Annex F is an illustrative calculation containing the information required to be set forth in the Estimated Closing Statement, as though the Closing occurred on February 28, 2023 (the “Illustrative Closing Statement”); provided that the amounts set forth therein are provided for illustrative purposes only.
(b)Sellers shall provide to Buyer, within a reasonable period of time following the delivery of the Estimated Closing Statement, reasonable access to all books, records, and other information and documentation reasonably requested by Buyer regarding the Estimated Closing Statement and the components comprising the same, and reasonable access to the personnel of Sellers and Sellers’ outside advisors who were involved in the preparation of the Estimated Closing Statement (subject to reasonable confidentiality restrictions and to providing such assurances, releases or other agreements as such advisors may customarily request in such circumstances).
(c)Between the Calculation Time and the time the Closing actually occurs, Seller Parent and Sellers shall ensure that the Purchased Companies and the Purchased Subsidiary do not (i) sell, accelerate the collection of, or otherwise dispose of any Current Assets, (ii) incur any Seller Transaction Expenses (other than those that are taken into account in the calculation of Closing Date Seller Transaction Expenses), or (iii) accelerate any obligations of any Purchased Company or the Purchased Subsidiary or otherwise take any actions, other than in the Ordinary Course, that would affect any of the components of the Estimated Closing Statement.
Section 1.04.    Closing.
(a)Subject to the terms and conditions of this Agreement, the closing of the Purchase and Sale (the “Closing”) shall take place by electronic exchange of duly executed closing documents on the date that is two (2) Business Days after the date on which all conditions set forth in Section 6.01, Section 6.02 and Section 6.03 have been satisfied or waived by the Party entitled to the benefit thereof (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions at the Closing) or such other time and place as Buyer and Seller Parent may mutually agree. Notwithstanding the foregoing, subject to the immediately succeeding proviso, if requested by Seller Parent or Buyer in writing, the Closing shall occur on the first (1st) Business Day of the month following the month during which the Closing is otherwise required to occur as provided in the immediately preceding sentence; provided, however, that if any such request pursuant to this sentence would result in the Closing Date occurring on July 3, 2023, then the Closing shall instead occur on June 30, 2023. The date on which the Closing actually occurs is referred to in this Agreement as the “Closing Date”. If the Closing occurs, all transactions contemplated herein to occur on or as of the Closing Date shall be deemed to have occurred simultaneously and to be effective for all purposes at 12:00:01 a.m. (Eastern time) on the Closing Date, unless the Closing occurs on June 30, 2023, in which case all transactions contemplated herein shall be deemed effective for all purposes at 11:59:59 p.m. (Eastern time) on June 30, 2023.
(b)At or prior to the Closing, Seller Parent shall deliver to Buyer:
(i)an assignment with respect to the Purchased Equity Interests, in the form attached hereto as Annex A (the “Purchased Equity Interests Assignment”), duly executed by each Seller, together with certificates representing such Purchased Equity Interests, if such Purchased Equity Interests are certificated;
(ii)real property transfer tax forms or similar ancillary transfer-related forms required by applicable Law to be executed by each applicable Seller with respect to the transfer of any Owned Real Property to Buyer pursuant to the sale of a Purchased Company or the Purchased Subsidiary by a Seller;
(iii)an affidavit on a customary form in favor of the First American Title Insurance Company (“Title Company”) to obtain a “non-imputation endorsement” in any final policy of title insurance that Buyer may obtain from Title Company with respect to any piece of Real Property, to the extent the Title Company will issue such non-imputation endorsement;
(iv)the TSA, duly executed by Seller Parent;
(v)a Subcontract Agreement, in the form attached hereto as Annex C (the “Subcontract Agreement”), duly executed by Seller Parent, pursuant to which Seller Parent (or one or more of its Affiliates) will subcontract to Buyer (or its Affiliates, including one or more of the Purchased Companies or the Purchased Subsidiary) certain services to the National Accounts pursuant to Section 5.15;
(vi)resignations, in the form attached hereto as Annex D, effective as of the Closing, of the officers and directors of the Purchased Companies and the Purchased Subsidiary from their positions as such;
(vii)customary guaranty and lien release confirmations (each a “Release Letter”), together with any related draft Uniform Commercial Code filings and other customary guaranty and Lien releases and termination documentation, in each case in form and substance reasonably acceptable to Buyer, from the requisite trustees, agents and holders of Indebtedness set forth on Schedule 1.04(b)(vii), which Release Letters shall (x) if required by the applicable trustee, agent or holder of Indebtedness, as the case may be, include a consent to the lien and guaranty release and (y) provide that upon the occurrence of the Closing (A) all Liens on the equity interests of the Purchased Companies and the Purchased Subsidiary and on their respective assets shall be released and terminated and of no further force and effect, (B) all guarantees and obligations of the Purchased Companies and the Purchased Subsidiary with respect to such

Indebtedness shall be released and terminated, and (C) all certificated equity pledged instruments or other collateral in the possession of any such holders of Indebtedness pledged by or representing the Equity Interests of any Purchased Company or Purchased Subsidiary shall promptly be returned to the Purchased Companies or their designee(s); provided, that Seller Parent shall deliver to Buyer drafts of the Release Letters and such other filings, releases and documentation at least five (5) Business Days prior to the Closing Date and executed copies of the Release Letters and, as applicable, such other filings, releases and documentation at least one (1) Business Day prior to the Closing Date;
(viii)a properly completed and executed IRS Form W-9 from each Seller (or, with respect to any Seller that is disregarded for U.S. federal income Tax purposes, such Seller’s regarded owner);
(ix)the Affiliate Agreement Terminations, duly executed by Seller Parent and/or its applicable Affiliates;
(x)a counterpart signature page to the Escrow Agreement, duly executed by Seller Parent;
(xi)good standing certificates (or its equivalent), dated not more than ten (10) days prior to the Closing Date, from the secretary of state of the state of each respective jurisdiction of organization or incorporation of each Purchased Company and the Purchased Subsidiary and each other jurisdiction in which a Purchased Company or the Purchased Subsidiary is qualified to do business;
(xii)a certificate of the Secretary (or other appropriate officer) of Seller Parent certifying as to (A) an attached true and complete copy of the current Organizational Documents of each Purchased Company and the Purchased Subsidiary; (B) the resolutions adopted by the applicable governing bodies of Seller Parent and each Seller authorizing and approving the execution, delivery and performance of this Agreement and each applicable Ancillary Agreement and the consummation of the transactions contemplated by this Agreement and the applicable Ancillary Agreements; and (C) the incumbency of the officers of Seller Parent and Sellers executing this Agreement and the Ancillary Agreements on behalf of Seller Parent and Sellers;
(xiii)a certificate signed on behalf of Sellers by an officer of Seller Parent, dated the Closing Date, certifying that the conditions specified in Section 6.02(a), Section 6.02(b) and Section 6.02(c) have been satisfied.
(c)At the Closing, Buyer shall pay or deliver to Seller Parent:
(i)an amount equal to the Closing Purchase Price, by wire transfer of immediately available funds, minus the Indemnification Escrow Amount;

(ii)a counterpart signature page to the Purchased Equity Interests Assignment, duly executed by Buyer;
(iii)real property transfer tax forms or similar ancillary transfer-related forms required by applicable Law to be executed by Buyer with respect to the transfer of any Owned Real Property to Buyer pursuant to the sale of a Purchased Company or the Purchased Subsidiary by a Seller;
(iv)a counterpart signature page to the TSA, duly executed by Buyer;
(v)a counterpart signature page to the Subcontract Agreement, duly executed by Buyer;
(vi)a counterpart signature page to the Escrow Agreement, duly executed by Buyer; and
(vii)a certificate signed by an officer of Buyer, dated the Closing Date, certifying that the conditions specified in Section 6.03(a) and Section 6.03(b) have been satisfied.
(d)At the Closing, Buyer shall make the following additional payments by wire transfer of immediately available funds:
(i)Buyer shall deposit the Indemnification Escrow Amount with the Escrow Agent, to be held by the Escrow Agent in accordance with this Agreement and the Escrow Agreement; and
(ii)Buyer shall make the applicable payments set forth in the Funds Flow Letter (other than the payments to the Seller Parent to be made under Section 1.04(c)).
Section 1.05.    Adjustment Amount.
(a)As soon as reasonably practicable following the Closing Date, and in any event within ninety (90) days thereafter, Seller Parent shall prepare and deliver to Buyer a statement (the “Final Closing Statement”) setting forth (i) Seller Parent’s calculation of the following as of the Calculation Time and presented in accordance with the format used in, and containing the line items set forth in, the Illustrative Closing Statement: (A) the Current Assets (“Closing Date Current Assets”), (B) the Unearned Revenue Amount (the “Closing Date Unearned Revenue Amount”), (C) the Accrued Vacation Liability (in the aggregate and for each Business Employee) (without duplication, the “Closing Date Accrued Vacation Liability”), (D) the Accrued Pre-Closing Bonus Liability (in the aggregate and for each Business Employee) (without duplication, the “Closing Date Accrued Pre-Closing Bonus Liability”), (E) the Indebtedness (the “Closing Date Indebtedness”), (F) the Seller Transaction Expenses (the “Closing Date Seller Transaction Expenses”), and (G) the CapEx Adjustment Amount (the “Closing Date CapEx Adjustment Amount”) and (ii) a calculation, whether positive or negative, of (x) the amount of the Closing Purchase Price calculated based on the Final Closing Statement

(using, for the avoidance of doubt, the calculations described in the foregoing clauses (a)(i)(A) through (G) of this Section 1.05) minus (y) the amount of the Closing Purchase Price calculated based on the Estimated Closing Statement (the “Adjustment Amount”). Except as otherwise provided herein, the Closing Date Current Assets, the Closing Date Unearned Revenue Amount, the Closing Date Accrued Vacation Liability, the Closing Date Accrued Pre-Closing Bonus Liability, the Closing Date Indebtedness, the Closing Date Seller Transaction Expenses and the Closing Date CapEx Adjustment Amount shall (x) be calculated in accordance with IFRS and the definitions contained in this Agreement (and the determination of any items included in the Final Closing Statement shall be based on facts and circumstances as they exist as of the Calculation Time and shall exclude the effect of any act, decision change in circumstances or other event or development arising or occurring after the Calculation Time) and (y) presented in accordance with the format used in the Illustrative Closing Statement. Concurrently with its delivery of the Final Closing Statement, Seller Parent shall provide Buyer and its relevant Representatives at reasonable times and upon reasonable notice, such access to the books, records and other information regarding the Final Closing Statement, the Closing Date Current Assets, the Closing Date Current Liabilities, the Closing Date Unearned Revenue Amount, the Closing Date Accrued Vacation Liability, the Closing Date Accrued Pre-Closing Bonus Liability, the Closing Date Indebtedness, the Closing Date Seller Transaction Expenses and the Closing Date CapEx Adjustment Amount, and access to Seller Parent’s relevant Representatives, as Buyer reasonably requests, to aid in Buyer’s review of the Final Closing Statement and Seller Parent’s calculation of the Adjustment Amount set forth therein. Seller Parent shall cooperate in good faith to answer any questions raised by Buyer or its Representatives in connection with their review of the Final Closing Statement and Seller Parent’s calculation of the Adjustment Amount, shall review, in good faith, any comments proposed by Buyer or its Representatives with respect thereto, or any components thereof, and shall consider, in good faith, any appropriate changes to the Final Closing Statement and the Adjustment Amount based on Buyer’s calculations.
(b)If Buyer disagrees with the Final Closing Statement and Seller Parent’s calculation of the Adjustment Amount, it shall notify Seller Parent of such disagreement in writing (the “Notice of Disagreement”), setting forth in reasonable detail the particulars of such disagreement (the “Disputed Items”), within ninety (90) days after its receipt of the Final Closing Statement. In the event that Buyer does not provide such a Notice of Disagreement within such ninety (90) day period, Seller Parent and Buyer shall be deemed to have agreed to the Final Closing Statement and the Adjustment Amount, which shall be final, binding and conclusive for all purposes hereunder. In the event any such Notice of Disagreement is timely provided, Buyer and Seller Parent shall use their respective reasonable best efforts for a period of thirty (30) days (or such longer period as they may mutually agree) to resolve any disagreements with respect to any Disputed Items. If, at the end of such period, Buyer and Seller Parent are unable to resolve such disagreements, then any such remaining disagreements shall be resolved by an independent accounting or financial consulting firm of recognized national standing as is mutually selected by Buyer and Seller Parent (such firm, subject to the following proviso, the “Accounting Auditor”); provided, that if Seller Parent and Buyer cannot agree on the Accounting Auditor, either Party may request that the American Arbitration Association (the “AAA”) choose the Accounting Auditor, in which case the AAA’s choice of the Accounting Auditor will be binding and the expenses of the AAA will be shared fifty percent (50%) by Buyer and fifty percent (50%) by Seller Parent. Each of Buyer and Seller Parent shall promptly provide its assertions regarding the Disputed Items in writing to the Accounting Auditor and, substantially concurrently with the provision thereof to the Accounting Auditor, to each other. No Party shall have any ex-parte communication with the Accounting Auditor relating to its services pursuant to this Section 1.05. The Accounting Auditor shall be instructed to act as an expert and not as an arbitrator (but its determination shall have the force and effect of an arbitral award) and to render its determination with respect to such disagreements as soon as reasonably possible (but in any event within thirty (30) days of its engagement). The Accounting Auditor shall base its determination solely on (i) the written submissions of the Parties (or oral hearings where both Parties participate) and shall not conduct an independent investigation, and (ii) the extent (if any) to which the Disputed Items require adjustment (only with respect to the remaining disagreements submitted to the Accounting Auditor) in order to be determined in accordance with this Agreement. The determination of the Accounting Auditor (which shall be in writing and include the reasons for the Accounting Auditor’s determination) shall be final, conclusive and binding on the Parties absent manifest error. The date on which the Adjustment Amount is finally determined in accordance with this Section 1.05(b) is hereinafter referred to as the “Determination Date”. In resolving any disagreement, the Accounting Auditor may not assign any value to a Disputed Item greater than the greatest value claimed for such Disputed Item by Seller Parent in the Final Closing Statement or by Buyer in the Notice of Disagreement or lesser than the lowest value claimed for such Disputed Item by Seller Parent in the Final Closing Statement or by Buyer in the Notice of Disagreement. All fees and expenses of the Accounting Auditor relating to the work, if any, to be performed by the Accounting Auditor hereunder shall be borne pro rata as between Buyer, on the one hand, and Seller Parent, on the other, in proportion to the allocation of the dollar value of the amounts in dispute as between Buyer and Seller Parent (set forth in the written submissions to the Accounting Auditor) made by the Accounting Auditor such that the Party prevailing on the greater dollar value of such disputes pays the lesser proportion of the fees and expenses. For example, if Buyer challenges items in the gross amount of $1,000,000, and the Accounting Auditor determines that Buyer has a valid claim for $400,000 of the $1,000,000, Buyer shall bear sixty percent (60%) of the fees and expenses of the Accounting Auditor and Seller Parent shall bear forty percent (40%) of the fees and expenses of the Accounting Auditor.
(c)If the Adjustment Amount (as finally determined pursuant to Section 1.05(b)) is a positive number (such amount, the “Increase Amount”), then, promptly following the Determination Date, and in any event within ten (10) Business Days of the Determination Date, Buyer shall pay to Seller Parent, by wire transfer of immediately available funds, an amount in cash equal to the Increase Amount. If the Adjustment Amount is a negative number (the absolute value of such amount, the “Deficit Amount”), then, promptly following the Determination Date, and in any event within ten (10) Business Days of the Determination Date, Seller Parent shall pay to Buyer, by wire transfer of immediately available funds, an amount equal to the Deficit Amount. If Seller Parent does not make such payment within such ten (10) Business Day period, then Buyer shall be entitled (but shall not be required, in which case Seller Parent’s obligation hereunder shall continue) to cause Seller Parent to deliver a joint written instruction to the Escrow Agent instructing the Escrow Agent to release the Deficit Amount from the Indemnification Escrow Fund to an account designated by Buyer in writing and, within ten (10)

Business Days after release of the Deficit Amount from the Indemnification Escrow Fund, Seller Parent shall deposit into the Indemnification Escrow Fund an amount in cash equal to the Deficit Amount. Buyer and Seller Parent shall (and shall cause their respective Affiliates to) treat payments with respect to the Adjustment Amount as adjustments to the consideration paid hereunder to the fullest extent permitted by applicable Law.
Section 1.06.    Withholding. Buyer shall be entitled to deduct or withhold from the consideration payable pursuant to this Agreement the amounts (if any) that it is required to deduct or withhold pursuant to applicable Tax Law, and to collect any necessary Tax forms, including appropriate Forms W-8 or W-9 or any successors thereto, as applicable, or any similar information, from Sellers and any other recipients of payments hereunder. To the extent that any such amounts are deducted or withheld and timely paid over by Buyer to the applicable Governmental Authority, such amounts shall be treated as having been paid to the Person in respect of which such deduction or withholding was made. Before making any deduction or withholding pursuant to this Section 1.06, Buyer (or such other Person) shall give Seller Parent reasonable advance written notice of any anticipated deduction or withholding (together with the legal basis therefor), provide Seller Parent with sufficient opportunity to provide any forms or other documentation or take such other steps in order to avoid such deduction or withholding, and reasonably cooperate with Seller Parent in good faith to reduce any amounts that would otherwise be deducted or withheld.
ARTICLE II.
REPRESENTATIONS AND WARRANTIES REGARDING THE BUSINESS
Except as set forth in the Schedules to this Agreement, each Seller, jointly and severally, hereby represents and warrants to Buyer as follows, in each case as of the date hereof and as of the Closing Date:
Section 2.01.    Purchased Companies.
(a)Each Purchased Company has been duly incorporated, formed or organized and is validly existing and is in good standing under the Laws of the jurisdiction of its incorporation, formation or organization and has the power and authority to own or lease its properties and to conduct its business as it is now being conducted.
(b)The copies of the Organizational Documents of each Purchased Company previously made available to Buyer are true, correct and complete.
(c)Each Purchased Company is duly licensed or qualified and, where applicable, in good standing as a foreign corporation (or other entity, if applicable) in each jurisdiction in which the ownership of its property or the character of its activities is such as to require it to be so licensed or qualified, as applicable, or in good standing, except where the failure to be so licensed or qualified or in good standing would not result in material liability to any such Purchased Company.
(d)No Purchased Company carries on any business other than the Business.

Section 2.02.    Purchased Subsidiary.
(a)The Purchased Subsidiary is set forth on Schedule 2.02. The Purchased Subsidiary has been duly incorporated, formed or organized and is validly existing and is in good standing under the Laws of the jurisdiction of its incorporation, formation or organization and has the power and authority to own or lease its properties and to conduct its business as it is now being conducted.
(b)Other than the Purchased Subsidiary, none of the Purchased Companies directly or indirectly owns any equity or similar interest in, or any interest convertible into or exchangeable or exercisable for any equity or similar interest in, any corporation, partnership, limited liability company, joint venture or other business association, organization or entity. The Purchased Subsidiary does not directly or indirectly own any equity or similar interest in, or any interest convertible into or exchangeable or exercisable for any equity or similar interest in, any corporation, partnership, limited liability company, joint venture or other business association, organization or entity.
(c)The copies of the Organizational Documents of the Purchased Subsidiary previously made available to Buyer are true, correct and complete.
(d)The Purchased Subsidiary is duly licensed or qualified and in good standing as a foreign corporation (or other entity, if applicable) in each jurisdiction in which the ownership of its property or the character of its activities is such as to require it to be so licensed or qualified, as applicable, and in good standing, except where the failure to be so licensed or qualified or in good standing would not result in material liability to the Purchased Subsidiary.
Section 2.03.    Title to Assets; Sufficiency of Assets.
(a)Except for the Excluded Assets, the Purchased Companies and the Purchased Subsidiary collectively own and have, and will have as of immediately after the Closing, good and valid title to, a valid and enforceable license or leasehold interest in, or a legal, valid and enforceable right to use, all of the material tangible assets used by them in the conduct of the Business as currently conducted and as contemplated to be conducted as of immediately after the Closing (the “Tangible Assets”), free and clear of all Liens, other than, as of the date hereof, Permitted Liens; and other than, as of the Closing Date, Permitted Post-Closing Liens.
(b)The Tangible Assets of each Purchased Company and the Purchased Subsidiary are in all material respects in reasonably good working order and condition having regard to their age, ordinary wear and tear excepted.
(c)The Tangible Assets (which, for purposes of this Section 2.03(c), shall be deemed to include the vehicle fleet summary attached to Schedule 2.03(c)) and the Excluded Assets, together with the services or assets to be provided under the TSA, constitute (i) all of the material tangible assets (including rolling stock) used or held for use in connection with the Business during the 12-month period prior to the Closing (except for purchases or sales of supplies, equipment and inventory in the Ordinary Course) and (ii) all of the material tangible assets necessary or required for the conduct of the Business immediately after the Closing in the same manner as the Business is currently conducted and as conducted immediately prior to the Closing. There has not occurred and, to the Knowledge of Sellers, there is not expected to occur any circumstance or event that would (a) cause any Tangible Asset of any Purchased Company or the Purchased Subsidiary to cease to be owned, licensed or leased (as applicable) by such Person immediately after the Closing, or (b) interfere with the current use, occupancy or operation of any such Tangible Asset.
Section 2.04.    No Conflict. Subject to the receipt of the consents, approvals, authorizations and the satisfaction of the other requirements set forth in Section 1.04(b)(vii) or on Schedule 1.04(b)(vii), Section 2.05 or on Schedule 2.05, and except as set forth on Schedule 2.04, the execution and delivery of this Agreement and each applicable Ancillary Agreement by Seller Parent and each Seller, the performance by Seller Parent and each Seller of their respective obligations hereunder and thereunder, and the consummation by Seller Parent and each Seller of the Purchase and Sale and the other transactions contemplated by this Agreement and the applicable Ancillary Agreements does not and will not (a) violate any provision of, or result in the breach of or default under, (i) any applicable Law, (ii) the Organizational Documents of any Purchased Company, the Purchased Subsidiary, Seller Parent or any Seller, (iii) any Material Contract, Material Lease or Material Permit or (iv) any other material agreement to which Seller Parent or any Seller is a party, (b) terminate or would result in the termination of (or create in any Person the right to terminate, modify or cancel), or the loss or acceleration of any rights, benefits or obligations under, any Material Contract, Material Lease or Material Permit, or any other material agreement to which Seller Parent or any Seller is a party, (c) result in the creation of any Lien upon the properties or assets of any Purchased Company or the Purchased Subsidiary, or (d) constitute an event which, with or without notice or lapse of time or both, would result in any such violation, breach, termination, loss or acceleration of rights, benefits or obligations, or creation of any such Lien, except to the extent that the occurrence of any of the foregoing in clauses (a) through (d) would not (x) be material to the applicable Purchased Company or the Purchased Subsidiary, or the Business, or (y) have a material adverse effect on the ability of Seller Parent or any Seller to perform its obligations pursuant to this Agreement or to consummate the Purchase and Sale in a timely manner (a “Seller Material Adverse Effect”).
Section 2.05.    Governmental Authorities; Consents. Assuming the representations and warranties of Buyer contained in this Agreement are true, correct and complete and except as may result from any facts or circumstances relating solely to Buyer or any of its Affiliates, no consent, clearance, license, permit, approval or authorization of, notice to, or designation, declaration or filing with, any Governmental Authority (excluding any Governmental Authority that constitutes a customer, but only in such capacity as a customer of the Business) is required on the part of any of Seller Parent, Sellers, any Purchased Company or the Purchased Subsidiary with respect to the execution or delivery of this Agreement or any Ancillary Agreement or consummation of the Purchase and Sale and the other transactions contemplated in this Agreement and the Ancillary Agreements, except for (a) applicable requirements of the HSR Act, (b) any consents, clearances, licenses, permits, approvals, authorizations, notices, designations, declarations or filings, the absence of which would not be material to the Business,

(c) compliance with any applicable securities laws, and (d) as otherwise disclosed on Schedule 2.05.
Section 2.06.    Capitalization.
(a)Schedule 2.06(a) sets forth the number and type of issued and outstanding Equity Securities of each Purchased Company. The Purchased Equity Interests constitute all of the issued and outstanding Equity Securities of the Purchased Companies. All of the Purchased Equity Interests have been duly authorized and validly issued in compliance with all applicable Laws, were not issued in violation of, and are not otherwise subject to, any preemptive rights, rights of first offer or refusal or similar rights, and are fully paid and nonassessable. Each Seller is the sole legal and beneficial owner of record of, and has good and valid title to, the Purchased Equity Interests set forth opposite such Seller’s name on Schedule 1.01(a), free and clear of all Liens (other than Permitted Liens that will be discharged or released at Closing, those arising pursuant to applicable securities Laws and those created by Buyer). Other than the Equity Securities of the Purchased Subsidiary, the Purchased Equity Interests are not certificated.
(b)Schedule 2.06(b) sets forth the number and type of issued and outstanding Equity Securities of the Purchased Subsidiary. All of the outstanding Equity Securities of the Purchased Subsidiary have been duly authorized and validly issued in compliance with all applicable Laws, were not issued in violation of, and are not otherwise subject to, any preemptive rights, rights of first offer or refusal or similar rights, and are fully paid and nonassessable. A Purchased Company (as set forth on Schedule 2.02) directly owns and holds, of record and beneficially, all of the issued and outstanding Equity Securities of the Purchased Subsidiary, free and clear of any Liens (other than Permitted Liens that will be discharged or released at Closing, those arising pursuant to applicable securities Laws and those created by Buyer).
(c)Except as provided in the respective Organizational Documents of the Purchased Companies and the Purchased Subsidiary (as applicable), (i) there are no outstanding securities, including bonds, debentures, notes or other indebtedness, or any options, profit interests, warrants, calls, commitments, agreements or other similar rights, or any interests convertible into or exchangeable for, any such securities, in any such case of any Purchased Company or the Purchased Subsidiary giving any Person (A) the right to vote on any matter or (B) other than pursuant to this Agreement, the right to acquire, or the right to require the issuance, sale or transfer of, any equity interests of any Purchased Company or the Purchased Subsidiary and (ii) none of the Purchased Companies or the Purchased Subsidiary is a party to any equityholders agreement, voting agreement or registration rights agreement relating to the Equity Securities of any Purchased Company or the Purchased Subsidiary.
(d)There are no outstanding obligations of any Seller (with respect to the Business), any Purchased Company or the Purchased Subsidiary to (i) repurchase any securities of any Purchased Company or the Purchased Subsidiary or (ii) acquire, provide funds to or make an investment into any other Person, including any Purchased Company or the Purchased Subsidiary. There are no authorized or outstanding equity interest or unit appreciation rights, phantom equity interest or unit plans, profit participation rights or other similar rights with respect to any Purchased Company or the Purchased Subsidiary.

(e)None of the Purchased Companies or the Purchased Subsidiary sponsors or maintains any option plan or any other plan or agreement providing for equity compensation to any Person.
Section 2.07.    Financial Information.
(a)Attached hereto as Schedule 2.07 are true, correct and complete copies of (a) the unaudited non-consolidated income statement for each business unit included in the Business, dated as of February 28, 2023 and (b) the summary of certain financial accounts of the Business dated as of December 31, 2022 ((a) and (b), collectively, the “Financial Accounts”). December 31, 2022 shall be referred to herein as the “Financial Accounts Date”. The Financial Accounts were derived from the books and records of Sellers and their respective Affiliates, which books and records have been maintained in the Ordinary Course and in accordance with their respective accounting policies and practices. All material financial transactions relating to the Business have been accurately recorded in such books and records in all material respects. The Financial Accounts have been prepared in accordance with IFRS, applied on a consistent basis for the periods and as of the dates set forth therein, and are subject to normal year-end adjustments. The Financial Accounts fairly present the financial condition of the Business with respect to the financial performance metrics described in the Financial Accounts and certain of its results of operations for the periods and as of the dates set forth therein, subject to normal year-end adjustments.
(b)Except as set forth on Schedule 2.07(b), the Accounts Receivable that constitute Current Assets are valid and have arisen from bona fide transactions in the Ordinary Course, and are not subject to material set-off or counterclaim other than credits, returns and allowances in the Ordinary Course.
(c)Set forth in Schedule 2.07(c) is a true and complete list, as of the date hereof and as the same may be amended pursuant to Section 5.09, of each guaranty, letter of credit, indemnity, performance, surety bond or other credit support arrangement relating to, binding on or affecting the Business, any Purchased Company or the Purchased Subsidiary or any of their respective assets (collectively, the “Support Obligations”).
Section 2.08.    Undisclosed Liabilities. Except for Retained Liabilities or as set forth on Schedule 2.08, the Purchased Companies and the Purchased Subsidiary do not have any Liabilities except for Liabilities (a) reflected or reserved for in the Financial Accounts, (b) that have arisen since the Financial Accounts Date in the Ordinary Course (none of which, individually or in the aggregate, relates to any breach of Contract, breach of warranty, Indebtedness, tort, infringement, or violation of any Law), (c) incurred in connection with the Purchase and Sale and that are included in the calculations of Closing Date Indebtedness or Closing Date Seller Transaction Expenses, (d) disclosed in the Schedules to this Agreement, (e) under any Contract to which any Purchased Company or the Purchased Subsidiary is a party or by which any Purchased Company or the Purchased Subsidiary may be bound and that has not been fully performed as of the date hereof (other than any such Liability resulting from a breach or a default thereunder) or (f) that would not be material to the Business.

Section 2.09.    Litigation and Proceedings. Except as set forth on Schedule 2.09, in the past three (3) years there have not been, and there are not currently any, material (a)(i) pending or, to the Knowledge of Sellers, threatened Proceedings or (ii) to the Knowledge of Sellers, investigations before or by any Governmental Authority, in the case of (i) or (ii), against, involving, affecting or relating to the Business, any Purchased Company, the Purchased Subsidiary or any of their respective assets or properties (or, to the Knowledge of Sellers, pending or threatened by or against any of the officers, managers or agents of any Purchased Company or the Purchased Subsidiary, in their capacities as such), including any such Proceeding in which Seller Parent, a Seller, a Purchased Company or the Purchased Subsidiary is a plaintiff or otherwise seeking relief, and, to the Knowledge of Sellers, there is no valid basis for any of the foregoing or any fact or circumstance that would reasonably be expected to give rise to any of the foregoing, or (b) Governmental Orders against or otherwise affecting the Business, any Purchased Company or the Purchased Subsidiary, except for Governmental Orders of general applicability affecting the industry generally in which the Business operates. Since the Applicable Lookback Date, no event has occurred, and no circumstance or condition exists, that has resulted in or, to the Knowledge of Sellers, that would reasonably be expected to result in, any claim by any employee of the Business for indemnification, reimbursement, contribution or advancement of expenses pursuant to (i) the terms of the Organizational Documents of any Purchased Company or the Purchased Subsidiary, (ii) any indemnification agreement or other Contract with any such employee or (iii) any applicable Law, in each case of clauses (i) through (iii), that would be material to the Business.
Section 2.10.    Compliance with Laws. The Business, each Purchased Company and the Purchased Subsidiary, and to the Knowledge of Sellers, each officer, director and manager of each Purchased Company and the Purchased Subsidiary in their capacities as such, is, and since the Applicable Lookback Date has been, in compliance in all material respects with all applicable Laws. Since the Applicable Lookback Date, none of Sellers (with respect to the Business), the Purchased Companies or the Purchased Subsidiary has received any written notice or, to the Knowledge of Sellers, oral notice from any Governmental Authority (i) alleging or indicating a material violation of any applicable Law or (ii) that the Business, any Purchased Company, the Purchased Subsidiary or any of their respective officers, directors, managers or employees, in their capacities as such, is under investigation or inquiry with respect to the material violation of any Law.
Section 2.11.    Contracts; No Defaults.
(a)Schedule 2.11(a) contains a listing of all Contracts (other than Leases) described in clauses (i) through (xvi) below to which any Purchased Company or the Purchased Subsidiary is a party, to which any Purchased Company, the Purchased Subsidiary or any of their respective assets or properties, or Equity Securities issued by such Person, is subject, or that is otherwise primarily used in or primarily related to the Business, in each case, as of the date hereof (each, such Contract required to be set forth on Schedule 2.11(a), together with each Contract entered into after the date hereof that would have been required to be set forth on Schedule 2.11(a) if it had been in effect as of the date hereof, a “Material Contract”):
(i)any Contract under which the Business, the Purchased Companies or the Purchased Subsidiary has (A) created, incurred, assumed or guaranteed any Indebtedness of the type described in clauses (a), (b), (c), (d), (e), (f), (h), (i) or (l) (to the extent clause (ii) relates to Indebtedness of the type described in clauses (a), (b), (c), (d), (e), (f), (h) or (i)) of the definition thereof (in each case, other than any such Indebtedness set forth on Schedule 1.04(b)(vii)), (B) granted, incurred, assumed or permitted to exist a Lien (other than a Permitted Lien of a type described in clauses (i), (ii) (other than with respect to any letter of credit described in clause (ii) which is disclosed in Schedule 2.11(a)), (iv), (v), (vi), (vii) or (ix) of the definition thereof) on its assets, whether tangible or intangible or (C) extended credit or made an advance to any Person (other than (I) loans or advances between any Purchased Company, on the one hand, and the Purchased Subsidiary, on the other hand, or between any Purchased Companies, in any such case that are reflected in the Financial Accounts and (II) deferred payment terms given to customers in the Ordinary Course);
(ii)any Contract (x) that grants to a third party any right of first refusal, right of first offer, right of first negotiation, “most favored nation,” or similar right with respect to any material assets, rights or properties of the Business, (y) that limits the freedom of the Business, any Purchased Company or the Purchased Subsidiary to conduct the Business, to engage in any line of business or to compete with any Person or that contain any non-competition, non-solicitation or exclusivity rights in favor of any third Person (in each case excluding confidentiality agreements, non-disclosure agreements and other similar agreements, in each case to the extent entered into in the Ordinary Course) or (z) pursuant to which the Business, any Purchased Company or the Purchased Subsidiary has agreed to purchase a minimum quantity of goods or services or has agreed to purchase goods or services exclusively from a certain party;
(iii)any Contract establishing any joint venture, strategic alliance or other similar collaboration involving the Business, any Purchased Company or the Purchased Subsidiary;
(iv)any Contract that involves the settlement or other resolution of any Proceeding under which the Business, any Purchased Company or the Purchased Subsidiary has any material continuing Liabilities (including any Contract in connection with which any employment-related claim is settled);
(v)any royalty, revenue sharing, dividend or similar arrangement based on the revenues or profits of the Business;
(vi)each Contract with a Top Customer or a Top Vendor;
(vii)any Contract not disclosed pursuant to any other provision of this Section 2.11(a), other than any Contract with any customer or vendor of the Business or with respect to any Support Obligations, that (A) requires performance over a period of more than one (1) year and (B) involves aggregate payments by or to any Purchased Company or the Purchased Subsidiary of more than $350,000 annually or over the remaining term of the Contract;
(viii)any power of attorney or proxy entered into by or granted to any Purchased Company or the Purchased Subsidiary (other than those entered into or granted in the Ordinary Course);
(ix)any Contract for (A) the acquisition or disposition of any equity interests or material assets (other than purchases of supplies, equipment and inventory in the Ordinary Course) of any Purchased Company or the Purchased Subsidiary or any other Person, or (B) any merger, recapitalization, redemption, reorganization or other similar transaction, in each case of clauses (A) and (B), pursuant to which any Purchased Company or the Purchased Subsidiary has or is reasonably expected to have any remaining material obligations;
(x)any Contract (excluding, for the avoidance of doubt, any Permit) not disclosed pursuant to any other provision of this Section 2.11(a) that is with any Governmental Authority, other than any Contract entered into by any Governmental Authority in its capacity as a customer or vendor;
(xi)any severance, change in control (with respect to any of the Purchased Companies or the Purchased Subsidiary) or transaction-based bonus, retention or stay plan, policy, arrangement, or Contract, in each case, that provides for payment of any amount in connection with the consummation of the transactions contemplated by this Agreement or provides for any change in control (with respect to any of the Purchased Companies or the Purchased Subsidiary), severance or transaction-based amount to be paid upon later termination of employment;
(xii)any Contract pursuant to which any Purchased Company or the Purchased Subsidiary (a) receives a license to use any Intellectual Property of a third party that is material to the Business (other than licenses to commercially available, off-the-shelf software with annual or one-time fees of less than $25,000 in the aggregate) or (b) grants a license to any third party to use, or covenant not to assert with respect to, any material Intellectual Property owned by any Purchased Company or the Purchased Subsidiary (other than (A) non-exclusive licenses granted to customers, suppliers and vendors in the Ordinary Course, (B) confidentiality Contracts and other Contracts containing confidentiality provisions that would not otherwise be required to be set forth pursuant to this clause (b) but for an express or implied right therein to use confidential or proprietary information of any Purchased Company or the Purchased Subsidiary and (C) Contracts containing non-exclusive licenses, where such licenses are incidental to the transactions contemplated by such Contracts);

(xiii)warranty agreement with respect to material services rendered or material products sold by a Purchased Company or the Purchased Subsidiary (other than pursuant to customer Contracts entered into in the Ordinary Course); and
(xiv)any Contract pursuant to which any Purchased Company or the Purchased Subsidiary is obligated to indemnify any other Person (other than (A) commercial Contracts entered into in the Ordinary Course or (B) any Contract relating to the acquisition of any assets or business pursuant to which such Purchased Company or the Purchased Subsidiary is subject to customary indemnification obligations in favor of the seller thereunder with respect to customary “fundamental” representations made by such Purchased Company or the Purchased Subsidiary);
(xv)any Contract containing any restrictive covenant (x) that binds or purports to bind “Affiliates” of any Purchased Company or the Purchased Subsidiary or any of their respective assets or that would otherwise bind Buyer or any of its Affiliates, or any of its or their respective assets, after the Closing or (y) entered into in connection with any acquisition or disposition for the benefit of Seller Parent or any of its Affiliates (in respect of the Business) or any Purchased Company or the Purchased Subsidiary (in each case, excluding confidentiality agreements, non-disclosure agreements and similar agreements in each case to the extent entered into in the Ordinary Course); or
(xvi)any commitment to enter into any Contract of the type described in subsections (i) through (xv) of this Section 2.11(a).
(b)True, correct and complete copies of all Contracts required to be disclosed on Schedule 2.11(a) (including all material exhibits, annexes or other attachments thereto and all material amendments, waivers or other changes thereto) have been delivered to or made available to Buyer or its Representatives. Except as set forth on Schedule 2.11(b), (i) all of the Material Contracts are in full force and effect and represent the legal, valid, binding and enforceable obligations of the applicable Purchased Company or the Purchased Subsidiary party thereto and, to the Knowledge of Sellers, represent the legal, valid, binding and enforceable obligations of the other parties thereto, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity (collectively, the “Remedies Exception”), (ii) the applicable Purchased Company or the Purchased Subsidiary has performed in all material respects all of its obligations under the respective Contract and none of the Purchased Companies, the Purchased Subsidiary (as applicable) or, to the Knowledge of Sellers, any other party thereto is in material breach of or material default under any such Material Contract, (iii) none of the Purchased Companies or the Purchased Subsidiary (as applicable) has received any written claim or notice or, to the Knowledge of Sellers, any oral claim or notice, of any material breach of or material default under any such Material Contract, (iv) to the Knowledge of Sellers, no event has occurred which individually or together with other events, would result in a material breach of or a material default under any such Material Contract by any Purchased Company or the Purchased Subsidiary party thereto (in each case, with or without notice or lapse of time or both), (v) to the Knowledge of Sellers, no Material Contract is subject to cancellation or any other adverse modification by the other party(ies) thereto or is subject to any penalty, right of set-off or other charge by the other party(ies) thereto for late performance or delivery, (vi) neither a Purchased Company or the Purchased Subsidiary, on the one hand, or any counterparty(ies) to any Material Contract, on the other hand, has notified the other in writing or, to the Knowledge of Sellers, orally, that it is claiming a force majeure with respect to such Material Contract or its obligations thereunder and (vii) none of Seller Parent, any Seller, any Purchased Company or the Purchased Subsidiary has received any written or, to the Knowledge of Sellers, oral notice of intent of a counterparty to terminate or seek to amend in any material respect any Material Contract.
Section 2.12.    Benefit Plans.
(a)Schedule 2.12(a) sets forth a complete and accurate list of (i) each material GFL Benefit Plan and (ii) each Employee Benefit Plan maintained or sponsored exclusively by the Purchased Companies and the Purchased Subsidiary (the “Business Benefit Plans”). Seller has made available to Buyer true and complete copies of, or a written description of all material terms of, each material GFL Benefit Plan and any Business Benefit Plans.
(b)Except as would not result in material Liability to the Business, in respect thereto: (i) each GFL Benefit Plan and each Business Benefit Plan since the Applicable Lookback Date has been maintained, operated and administered in compliance in all material respects with its terms and with the requirements of applicable Law; (ii) all contributions or payments due to date in respect of Business Employees have been made timely and in material compliance with the terms of each GFL Benefit Plan and each Business Benefit Plan and applicable Law; and (iii) there are, and since the Applicable Lookback Date have been, no Proceedings pending or threatened in writing or, to the Knowledge of Sellers, orally against any GFL Benefit Plan or any Business Benefit Plan by any Business Employee or any Governmental Authority in respect of any Business Employee, any Purchased Company, or the Purchased Subsidiary (other than routine claims for benefits made in the Ordinary Course). Each GFL Benefit Plan and each Business Benefit Plan that is or has been a “nonqualified deferred compensation plan” (as defined in Code Section 409A(d)(1)) subject to Code Section 409A with respect to any Business Employees has been since the Applicable Lookback Date operated and documented in material compliance with Code Section 409A with respect to such employees.
(c)Each GFL Benefit Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter from the IRS or, with respect to a prototype or volume submitter plan, can rely on an opinion or advisory letter from the IRS to the prototype plan or volume submitter plan sponsor, as to its qualification and to the effect that the plan’s related trust is exempt from federal income taxes under Section 501(a) of the Code, and, to the Knowledge of Sellers, nothing has occurred that would reasonably be expected to result in the revocation of such favorable determination.
(d)No current or former employee, officer or director (or beneficiary of any of the foregoing) of any Purchased Company or the Purchased Subsidiary is entitled to receive any welfare benefits from any Purchased Company or the Purchased Subsidiary, including death or medical benefits (whether or not insured), beyond retirement or other termination of employment, other than as required by applicable Law or as severance.
(e)None of the Purchased Companies or the Purchased Subsidiary has, in the past six years, contributed to, or been obligated to contribute to or had any Liability that would not be a Retained Liability with respect to, any (i) “defined benefit plan” (as defined in Section 3(35) of ERISA) or any other Employee Benefit Plan that is or was subject to the funding requirements of Section 412 or 430 of the Code or Section 302 or Title IV of ERISA, (ii) “multiple employer plan” (within the meaning of Section 210 of ERISA or Section 413(c) of the Code) or (iii) “multiple employer welfare arrangement” (as such term is defined in Section 3(40) of ERISA). None of the Purchased Companies or the Purchased Subsidiary has in the past six (6) years participated in any Multiemployer Plan as to which it incurred any Liability that would not be a Retained Liability. Except for any Liability that would be a Retained Liability, in the past six (6) years, (A) no ERISA Affiliate of any Purchased Company or the Purchased Subsidiary has withdrawn from any Multiemployer Plan in a complete or partial withdrawal that has resulted in any withdrawal liability that has not been satisfied in full, and no such withdrawal is reasonably anticipated, and (B) all required contributions to any Multiemployer Plan owed by any ERISA Affiliate have been made in full. None of the Purchased Companies or the Purchased Subsidiary has any Liability with respect to any Employee Benefit Plan maintained outside the United States, including any Canadian Multiemployer Plan, that would not be a Retained Liability.
(f)Except as provided on Schedule 2.12(f), none of the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby (alone or in conjunction with any other event, including any termination of employment on or following the Closing) (i) entitles any Business Employee to any material compensation or benefit; (ii) accelerates the time of payment or vesting, or triggers any material payment or funding, of any material compensation or benefits for any Business Employee or (iii) results in the payment of any “excess parachute payment” as defined in Section 280G(b)(1) of the Code to any Business Employee.
Section 2.13.    Labor Matters.
(a)Schedule 2.13(a) contains a complete and accurate list of the Business Employees as of the date of this Agreement (the “Business Employee List”), including any employee who is on leave of absence for any reason, and sets forth the employee identification number, title or position, hire date, current base compensation, commission opportunity, bonus or other incentive based compensation opportunities, status as exempt or non-exempt from the overtime requirements of applicable wage and hour Laws, and leave or active employment status of each such person, part-time or full-time status, and location of work. To the Knowledge of Sellers, no Business Employee has indicated an intention to resign his or her position with a Purchased Company or the Purchased Subsidiary.
(b)None of Sellers (in each case, with respect to the Business), the Purchased Companies or the Purchased Subsidiary is or, since the Applicable Lookback Date has been, a party to any collective bargaining agreement with a labor union (a “Collective Bargaining Agreement”).

(c)Except as set forth in Schedule 2.13(c), since the Applicable Lookback Date, none of Sellers (with respect to the Business), Seller Parent (with respect to the Business), the Purchased Companies or the Purchased Subsidiary has experienced, (i) any material labor disputes, strikes, walkouts, slowdowns, or work stoppages due to labor disagreements, nor are any labor disputes, strikes, walkouts, slowdowns or work stoppages due to labor disagreements pending or, to the Knowledge of Sellers, currently threatened, or (ii) to the Knowledge of Sellers, any union organization attempts or activities. Except as set forth in Schedule 2.13(c), there are no material grievances or material unfair labor practice charges or other material Proceedings pending or, to the Knowledge of Sellers, threatened against Seller (with respect to the Business), Seller Parent (with respect to the Business), any Purchased Company or the Purchased Subsidiary before the National Labor Relations Board or any similar labor relations agency with respect to any Business Employee.
(d)Since the Applicable Lookback Date, each Seller (with respect to the Business), Seller Parent (with respect to the Business), and the Purchased Companies and the Purchased Subsidiary have been in compliance in all material respects with all applicable (i) Laws respecting employment and employment practices, terms and conditions of employment and wages and hours, including any such Law respecting employment discrimination, employee classification (for overtime purposes (including with respect to any employees paid on a day rate basis) or as employee versus independent contractor), the payment of prevailing wages, employee compensation reporting requirements, equal pay or pay equity, workers’ compensation, family and medical or other employee leave, the Immigration Reform and Control Act, labor relations, disability rights or benefits, employee privacy, unlawful harassment, retaliation, whistleblowing, wrongful discharge, equal opportunity/affirmative action, plant closures or mass layoffs, unemployment insurance, or occupational safety and health requirements, and (ii) orders, rulings, decrees, judgments or arbitration awards of any arbitrator or any court or other Governmental Authority with respect to employees in which any Seller (with respect to the Business), Seller Parent (with respect to the Business), or any Purchased Company or the Purchased Subsidiary is named. Since the Applicable Lookback Date, none of Sellers (with respect to the Business), Seller Parent (with respect to the Business), the Purchased Companies or the Purchased Subsidiary has entered into a conciliation agreement, consent decree or order with any Governmental Authority with respect to employment practices concerning the Business Employees.
(e)Except as would not be material to the Business, none of the Purchased Companies or the Purchased Subsidiary has any Liability (i) with respect to misclassification of any person since the Applicable Lookback Date as an independent contractor rather than as an employee or as an employee rather than an independent contractor, (ii) with respect to any misclassification of any person as an employee exempt from the overtime requirements of applicable Laws or (iii) for failure to pay overtime or minimum wages as required by applicable Laws.
(f)Except as set forth in Schedule 2.13(f) or as would not be material to the Business, (i) no Proceedings are open and pending against any Seller (with respect to the Business), Seller Parent (with respect to the Business), or the Purchased Companies or the

Purchased Subsidiary with respect to the employment of, termination of employment of, or failure to employ, any individual, including any Proceedings brought with or by the Equal Employment Opportunity Commission, the Office of Federal Contract Compliance Programs, or other Governmental Authority regulating the employment or compensation of individuals, discrimination, unlawful harassment, or retaliation, and (ii) no current or former employee of the Business has made, since the Applicable Lookback Date, allegations in a written complaint delivered to Sellers’, Seller Parent’s, the Purchased Companies’ or the Purchased Subsidiary’s Human Resources department, of unlawful discrimination, unlawful harassment, or unlawful retaliation. Since the Applicable Lookback Date, none of the Purchased Companies or the Purchased Subsidiary has entered into any settlement agreement with a current or former officer, manager, employee, or contractor of any of them resolving allegations of sexual or other unlawful harassment, discrimination, or retaliation by any current or former officer, manager, employee, or contractor of the Business. Sellers (with respect to the Business), Seller Parent (with respect to the Business), the Purchased Companies, and the Purchased Subsidiary have investigated all employment discrimination, sexual or other unlawful harassment, and retaliation allegations of, or against, any employee about which the applicable entity’s Human Resources department received a written report. With respect to each such allegation with potential merit, the applicable employer has taken prompt corrective action reasonably calculated to prevent further discrimination and harassment or retaliation that it deemed to be appropriate.
(g)Schedule 2.13(g) contains a list of all individual independent contractors currently engaged directly by any Purchased Company or the Purchased Subsidiary or by the Sellers on behalf of the Business (including any engaged through their own entities), along with the position, date of retention, expected end date, category of services provided, and rate of remuneration for each such Person. Except as disclosed in Schedule 2.13(g), each such independent contractor is a party to a written agreement or Contract with the Sellers, the Purchased Companies, or the Purchased Subsidiary. Since the Applicable Lookback Date, all temporary or contract employees who have not been directly engaged as employees or independent contractors by the Purchased Companies or the Purchased Subsidiary have been engaged through a contract with a third party that states the third party will be the employer of the individuals.
(h)Since the Applicable Lookback Date, none of Sellers (with respect to the Business), Seller Parent (with respect to the Business), the Purchased Companies or the Purchased Subsidiary has employed any employees or engaged directly any individual independent contractors who reside or work outside the United States to provide services for the Business.
(i)No Seller or any of its Affiliates has engaged in or effectuated any “plant closing” or “mass layoff” (in each case, as defined in the U.S. Worker Adjustment and Retraining Notification Act or similar state or local Laws (the “WARN Act”)) at any site of employment at which any Business Employees were employed and for which there remains any outstanding material obligation or Liability.

(j)Schedule 2.13(j) contains a complete and accurate list of the Purchased Companies’ and Purchased Subsidiary’s written employee handbooks, which include the Purchased Companies’ and the Purchased Subsidiary’s policy on paid time off.
Section 2.14.    Tax.
(a)All income and other material Tax Returns required by Law to be filed with respect to each Purchased Company and each Purchased Subsidiary have been timely filed (taking into account applicable extensions), and all such Tax Returns are true, correct and complete in all material respects.
(b)All income and other material Taxes required by Law to be paid by each Purchased Company and each Purchased Subsidiary (whether or not shown on any Tax Return) have been timely paid.
(c)Except for Permitted Liens, there are no Liens for Taxes upon any of the property or assets of any Purchased Company or the Purchased Subsidiary.
(d)The Purchased Companies and the Purchased Subsidiary have complied in all material respects with applicable Law with respect to Tax withholding and all information reporting and backup withholding requirements, including the maintenance of required records with respect thereto.
(e)No audits, proceedings or other examinations of any Tax Return of any Purchased Company or the Purchased Subsidiary are in progress, pending or, to the Knowledge of Sellers, threatened in writing. No deficiencies for Taxes of any Purchased Company or the Purchased Subsidiary have been claimed, proposed or assessed by any Governmental Authority, except for deficiencies that have been paid, settled or otherwise resolved.
(f)None of the Purchased Companies or the Purchased Subsidiary has received a written claim to pay Taxes or file Tax Returns from a Governmental Authority in a jurisdiction where such Purchased Company or such Purchased Subsidiary has not filed Tax Returns that has not been resolved. None of the Purchased Companies or the Purchased Subsidiary has (i) waived any statute of limitations with respect to Taxes or agreed to extend the period for assessment or collection of any Taxes, which waiver or extension is still in effect, or (ii) executed or filed any power of attorney with any taxing authority, which is still in effect.
(g)None of the Purchased Companies or the Purchased Subsidiary is or has ever been a member of an affiliated group with which it has filed (or been required to file) consolidated, combined, unitary or similar Tax Returns, other than the Parent Group. None of the Purchased Companies or the Purchased Subsidiary (i) has any liability for the Tax of any Person (other than the Purchased Companies and the Purchased Subsidiary, or the Parent Group) under Treasury Regulation Section 1.1502-6 (or any comparable or similar provision of federal, state, local or foreign Law), as a transferee or successor, pursuant to any contractual obligation, or otherwise pursuant to applicable Law, in each case, other than pursuant to customary commercial Contracts not primarily related to Taxes, or (ii) is a party to or bound by any Tax sharing, indemnification or allocation agreement or other similar Contract, other than any customary commercial Contracts not primarily related to Taxes.
(h)No Purchased Subsidiary will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) beginning after the Closing Date as a result of (i) any adjustments under Section 481 of the Code (or any similar adjustments under any provision of the Code or the corresponding foreign, state or local Tax Law) made or requested prior to the Closing, (ii) closing agreement as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign Tax Law) executed prior to the Closing, or (iii) installment sale or open transaction disposition made prior to the Closing.
(i)None of the Purchased Companies or the Purchased Subsidiary has constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock qualifying for tax-free treatment under Section 355 of the Code in the prior two (2) years.
(j)None of the Purchased Companies or the Purchased Subsidiary (i) is a party to any joint venture, partnership, or other arrangement that is treated as a partnership for federal income Tax purposes or (ii) has made an entity classification (“check-the-box”) election under Section 7701 of the Code.
(k)Each of the Purchased Companies is, and at all times since its formation has been, treated as an entity disregarded as separate from its owner for U.S. federal income Tax purposes under Treasury Regulations Section 301.7701-3. The Purchased Subsidiary is, and at all times since its formation has been, treated as a C corporation for U.S. federal income Tax purposes.
(l)None of the Purchased Companies or the Purchased Subsidiary has engaged in a trade or business, had a permanent establishment or otherwise become resident for Tax purposes outside the United States.
(m)None of the Purchased Companies or the Purchased Subsidiary has been a party to any “listed transaction” within the meaning of Section 6707A of the Code and Treasury Regulations Section 1.6011-4(b)(2) (or any corresponding or comparable state, local or non-U.S. Tax Law).
Section 2.15.    Brokers’ Fees. Except as set forth on Schedule 2.15, no broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other commission for which Buyer, any Purchased Company, the Purchased Subsidiary or any of their respective post-Closing Affiliates (or, with respect to Buyer, pre-Closing Affiliates) would be liable after the Closing in connection with the Purchase and Sale based upon arrangements made by Seller Parent, any Seller, any Purchased Company or the Purchased Subsidiary or any of their pre-Closing Affiliates.
Section 2.16.    Insurance. Schedule 2.16 sets forth a true, correct and complete list of all active insurance policies that are maintained by or for the benefit of the Business, the Purchased Companies and the Purchased Subsidiary (the “Insurance Policies”), including the name of the insurer, type of policy, effective date, limits and deductibles, together with a list of all insurance loss runs for the four (4) full calendar years prior to the date hereof and for the period ending March 31, 2023. With respect to each Insurance Policy: (i) the policy is legal, valid, binding and enforceable in accordance with its terms and, except for any such policy that has expired under its terms in the Ordinary Course, is in full force and effect, and all premiums due and payable thereon have been paid in full, in each case, except as would not be material to the Business, (ii) none of Seller Parent or any Seller (in each case with respect to the Business), any Purchased Company or the Purchased Subsidiary is in material default under any Insurance Policy, and (iii) since the Financial Accounts Date through the date hereof, with respect to each material Insurance Policy, (A) no written notice of cancellation or termination has been received other than in connection with ordinary renewals, and (B) no written or, to the Knowledge of Sellers, oral notice of non-renewal in respect of the Business has been received. There is no material claim pending under any Insurance Policy relating to the Business as to which coverage has been questioned, denied or disputed, in any such case in writing, by the underwriter of such Insurance Policy. At no time during the past three (3) years has there been any lapse in coverage of insurance covering the Business, the Purchased Companies and Purchased Subsidiary, in each case, of the type provided under the Insurance Policies.
Section 2.17.    Real Property.
(a)Schedule 2.17(a) sets forth a true and complete description of all real property owned by any Purchased Company or the Purchased Subsidiary. The Purchased Companies and the Purchased Subsidiary, as applicable, have good, marketable and valid fee simple title to (subject to no Liens other than Permitted Liens) the real property (together with all improvements located thereon and all of the rights and appurtenances to the real property, the “Owned Real Property”). None of Sellers, the Purchased Companies, or the Purchased Subsidiary has granted any third party any option, right of first offer or right of first refusal (including, without limitation, any option or right pertaining to purchase) to acquire, lease or occupy any portion of the Owned Real Property, except as set forth on Schedule 2.17(a).
(b)Schedule 2.17(b) sets forth a true and correct description of all leases, licenses, subleases, and occupancy agreements and arrangements, or such other agreements or arrangements pursuant to which a Purchased Company or the Purchased Subsidiary occupies or has a right to occupy any real property, in each case whether written or oral, together with any amendments, modifications and documentation evidencing exercise of any options or extensions thereto (each such agreement, a “Lease”), with respect to all real property leased by any of the Purchased Companies or the Purchased Subsidiary (together with the improvements located thereon, the “Leased Property” and together with the Owned Real Property, the “Real Property”). A Purchased Company or the Purchased Subsidiary has good and valid leasehold interest in the Leased Property (subject to no Liens other than Permitted Liens). The Leases have not been assigned, either in whole in part by a Purchased Company or the Purchased Subsidiary. No material portion of the Real Property been subleased or licensed to any third party nor has any Purchased Company or the Purchased Subsidiary granted to any third party the option or right to use or occupy any portion of the Real Property. Except for any real property covered by the TSA, none of the Purchased Companies or the Purchased Subsidiary occupies, and the Business is not otherwise operated out of, any facility or real property other than the Owned Real Property and the facilities and real property covered by the Leases, and there are no other arrangements or understandings relating to any leased real property other than the Leases.
(c)Except as set forth on Schedule 2.17(c), true, correct and complete copies of each of the Leases have been made available to Buyer. All such Leases are valid, binding and in full force and effect and are enforceable against the applicable Purchased Company or the Purchased Subsidiary party thereto and, to the Knowledge of Sellers, against the other parties thereto, in accordance with their terms, in each case, subject to the Remedies Exception. None of Seller Parent (with respect to the Business), Sellers (with respect to the Business), the Purchased Companies or the Purchased Subsidiary has received written notice of any, and (i) there is no, material default or material breach under any Lease by a Purchased Company or the Purchased Subsidiary and (ii) to the Knowledge of Sellers, no event has occurred and no condition exists that, with notice or lapse of time, or both, would constitute a material breach or material default by a Purchased Company or the Purchased Subsidiary under any Lease. To the Knowledge of Sellers, no other party to any Lease is in material breach of or material default of such other party’s obligations under any Lease.
(d)None of Sellers (with respect to the Business), the Purchased Companies or the Purchased Subsidiary has received notice in writing of any pending, and to the Knowledge of Sellers, there is no threatened, condemnation, rezoning or taking actions respecting any material part of the Real Property. The Real Property constitutes all of the real property required to operate the Business in all material respects as it is conducted as of the date of this Agreement and as it is contemplated to be conducted as of the Closing Date. Except as would not reasonably be expected to be, individually or in the aggregate, material to the Business, the improvements located on the Real Property are in reasonably good working order and condition, ordinary wear and tear excepted. Except as disclosed in Schedule 2.17(d), none of Sellers (with respect to the Business), the Purchased Companies or the Purchased Subsidiary has furnished or received from the applicable landlord or lessor any notice of exercise with respect to any option, right of first offer or right of first refusal (including, without limitation, any option or right pertaining to purchase, expansion, renewal, extension or relocation) under any Lease.
(e)Except as disclosed on Schedule 2.17(e), all of the Real Property has all utilities necessary for the use, occupancy and operation of each such property in order to operate the Business in all material respects as it is conducted as of the date of this Agreement and as it is contemplated to be conducted as of the Closing Date. None of Sellers (with respect to the Business), the Purchased Companies or the Purchased Subsidiary has received any written or, to the Knowledge of Sellers, oral notice from any utility company or municipality of any fact or condition which would result in the discontinuation of presently available and necessary utilities or services for the Real Property. Except as disclosed on Schedule 2.17(e), all of the Real Property has access to public roads, streets or the like or valid perpetual easements over private streets, roads or other private property for such ingress to and egress from such property.

Section 2.18.    Environmental Matters. Except as set forth on Schedule 2.18:
(a)each of the Purchased Companies, the Purchased Subsidiary and Sellers (with respect to the Business) is, and since the Applicable Lookback Date has been, in compliance in all material respects with all Environmental Laws, which compliance includes obtaining, maintaining and complying in all material respects with all Permits that are required pursuant to Environmental Laws (“Environmental Permits”);
(b)each Environmental Permit is in full force and effect and no outstanding written notice of revocation, suspension, cancellation or termination of any Environmental Permit has been received by any Purchased Company, any Purchased Subsidiary, or the Seller (with respect to the Business);
(c)none of the Purchased Companies, the Purchased Subsidiary or Sellers (with respect to the Business) has received any written or, to the Knowledge of Sellers, oral notice of any violation of, or Liability under, any Environmental Law relating to the operation of the Business that is not fully resolved, and none of the Purchased Companies, the Purchased Subsidiary or Sellers (with respect to the Business) is subject to any outstanding Proceeding or Governmental Order alleging any violation of applicable Environmental Law or relating to the investigation, remediation, or monitoring of Hazardous Materials, in each case, that would reasonably be expected to be material to the Business;
(d)there has been no Release of any Hazardous Materials by any Purchased Company, the Purchased Subsidiary or any Seller (with respect to the Business) at, on, under, or from any Owned Real Property or any Leased Real Property, or any real property formerly owned, leased or operated since the Applicable Lookback Date by any Purchased Company, the Purchased Subsidiary or any Seller (with respect to the Business), that requires any investigation, remediation, abatement, or mitigation by any Purchased Company, the Purchased Subsidiary or any Seller (with respect to the Business) under any Environmental Law, except for any such Release that would not be material to the Business;
(e)to the Knowledge of Sellers, none of the Purchased Companies, the Purchased Subsidiary or any Seller (with respect to the Business) has any material Liability pursuant to any Environmental Law relating to any solid or hazardous waste transporter or treatment, storage or disposal facility that has been used since the Applicable Lookback Date by any of the Purchased Companies, the Purchased Subsidiary, Sellers (with respect to the Business) or the Business;
(f)no Purchased Company, Purchased Subsidiary or Seller (with respect to the Business) has entered into any Contract or other binding agreement pursuant to which it has retained or assumed any material Liabilities of any other Person arising under Environmental Law; and
(g)Seller Parent has made available to Buyer true, accurate and complete copies of all material Environmental Permits, written environmental reports, audits, assessments, and studies that have been completed since January 1, 2020 and are in the possession of or conducted by any Seller (with respect to the Business), any Purchased Company or the Purchased

Subsidiary, in each case, to the extent relating to the environmental condition of the Owned Real Property or the Leased Real Property or Sellers’ (with respect to the Business), the Purchased Companies’ or the Purchased Subsidiary’s compliance with Environmental Law.
Section 2.19.    Absence of Changes.
(a)Except as set forth on Schedule 2.19(a), since the Financial Accounts Date, there has not been any Material Adverse Effect.
(b)Except as set forth on Schedule 2.19(b) and except as expressly contemplated by this Agreement, since the Financial Accounts Date, Sellers (with respect to the Business), the Purchased Companies and the Purchased Subsidiary (i) have, in all material respects, conducted the Business in the Ordinary Course and (ii) have not taken any action that would be prohibited from being freely taken by Section 5.01 (excluding Section 5.01(b)(iii) solely with respect to any such actions taken since the Financial Accounts Date through the date of this Agreement) if such action had been taken after the date of this Agreement (excluding any such actions taken in compliance with Section 5.01).
Section 2.20.    Affiliate Agreements. Except for any GFL Benefit Plan or Business Benefit Plan or as set forth on Schedule 2.20, neither Seller Parent or any Seller or Affiliate of any Seller (in each case other than the Purchased Companies and the Purchased Subsidiary), nor any officer, director, manager or, to the Knowledge of Sellers, employee of Seller Parent, any Seller, or any Affiliate of any of the foregoing (in each case other than the Purchased Companies and the Purchased Subsidiary), or, to the Knowledge of Sellers, any person related by blood, marriage or adoption to any of the foregoing (i) is currently a party to any Contract or business arrangement with any Purchased Company or the Purchased Subsidiary, (ii) owes, or is owed, any amount to or from any Purchased Company or the Purchased Subsidiary (excluding any amounts owed under the Contracts described under the foregoing clause (i)), or (iii) has any interest in any material assets or properties (other than Excluded Assets) of, or performs any material services for or on behalf of (other than as an officer, director, manager or employee) any Purchased Company or the Purchased Subsidiary (each such Contract or business arrangement, an “Affiliate Agreement”).
Section 2.21.    Intellectual Property; Security and Privacy.
(a)The conduct of the Business as currently conducted does not infringe, misappropriate, dilute or otherwise violate any third party’s Intellectual Property rights, except for such infringements, misappropriations, dilutions or other violations that would not be material to the Business. No Proceeding is pending or has been threatened in writing or, to the Knowledge of Sellers, orally during the six (6) years prior to the date of this Agreement alleging any such infringement, misappropriation, dilution or other violation against Seller Parent, any Seller, any Purchased Company or the Purchased Subsidiary.
(b)Except for (i) the Seller Marks, (ii) the software identified in Section 1.01(b)(ix), and (iii) the intangible assets to be used for or provided to Buyer and its Affiliates as part of the services under the TSA, the Intellectual Property owned or licensed by Sellers and their

Affiliates (including the Purchased Companies and the Purchased Subsidiary) constitutes all of the Intellectual Property used in connection with the operation of the Business in all material respects as currently conducted and as conducted immediately prior to the Closing. The execution and delivery of this Agreement and each applicable Ancillary Agreement by Seller Parent and each Seller, the performance by Seller Parent and each Seller of their respective obligations hereunder and thereunder, and the consummation by Seller Parent and each Seller of the Purchase and Sale and the other transactions contemplated by this Agreement and the applicable Ancillary Agreements will not result in the loss, termination or impairment of any material Intellectual Property rights owned by or licensed to any Purchased Company or the Purchased Subsidiary.
(c)The Business IT Systems are sufficient in all material respects for the current needs of the Business. In the past twelve (12) months, there have been no bugs in, or failures, breakdowns, or continued substandard performance of, any Business IT Systems that has caused any material disruption or material interruption in the operation of the Business. The Sellers, the Purchased Companies and the Purchased Subsidiary have implemented and maintained commercially reasonable security and other measures to protect the Business IT Systems from unauthorized access, use or modification.
(d)Except where the failure to be, or to have been, in compliance with such Data Protection Requirements would not be material to the Business, each Purchased Company and each Purchased Subsidiary complies with, and has since the Applicable Lookback Date complied with: (i) all Privacy Laws, (ii) all Privacy Policies applicable to a Purchased Company or the Purchased Subsidiary, and (iii) all contractual commitments that a Purchased Company or the Purchased Subsidiary has entered into with respect to the processing of Personal Information (collectively, the “Data Protection Requirements”). None of the Purchased Companies, the Purchased Subsidiary or to the Knowledge of Sellers, any third party processing Personal Information for on behalf of any Purchased Company or the Purchased Subsidiary (in relation to any Personal Information processed for or on behalf of the Purchased Companies or the Purchased Subsidiary), has experienced a Security Incident that would be material to the Business.
Section 2.22.    Permits. Except as set forth on Schedule 2.22, each of the Purchased Companies and the Purchased Subsidiary has, and has at all times in the last three (3) years had (other than in connection with ordinary renewals), all material Permits (the “Material Permits”) that are required to conduct the Business and own, occupy and operate the material assets and properties of the Purchased Companies and the Purchased Subsidiary as currently conducted, owned, occupied and operated. The Material Permits currently held by or for the benefit of the Purchased Companies and the Purchased Subsidiary as of the date hereof are set forth on Schedule 2.22. Except as would not be material to the Business, or to any Purchased Company or the Purchased Subsidiary individually, (a) each Material Permit is in full force and effect in accordance with its terms and will be available for use by the applicable Purchased Company or the Purchased Subsidiary immediately after the Closing, except as may result from any facts or circumstances relating solely to Buyer or any of its Affiliates, (b) no pending written or, to the Knowledge of Sellers, oral notice of revocation, cancellation or termination of any Material

Permit, or allegation of a failure to hold or comply with any Material Permit, has been received by Seller Parent or any Seller (with respect to the Business) or any Purchased Company or the Purchased Subsidiary, (c) there are no Proceedings pending or threatened in writing that seek the revocation, cancellation or termination of any Material Permit, and (d) each of the Purchased Companies and the Purchased Subsidiary is, and has been for the last three (3) years, in compliance with all Material Permits applicable to such Purchased Company or the Purchased Subsidiary. Seller Parent has made available to Buyer true, correct, and complete copies of all Material Permits.
Section 2.23.    Top Customers and Vendors. Schedule 2.23 sets forth a complete and accurate list of (a) the twenty (20) largest customers of the Business on a consolidated basis by dollar volume of sales for the twelve (12)-month period ended December 31, 2022 and (b) any other Person who (i) became a customer of the Business during the period between January 1, 2023 and the date hereof and (ii) Sellers reasonably expect (based on information available to Sellers as of the date hereof) to generate in excess of $500,000 in aggregate revenues for the twelve (12)-month period ending December 31, 2023 ((a) and (b), collectively, the “Top Customers”), and the ten (10) largest vendors of the Business on a consolidated basis by dollar volume of purchases for the twelve (12)-month period ended December 31, 2022 (the “Top Vendors”). Except as would not be material to the Business, none of Sellers (with respect to the Business), the Purchased Companies or the Purchased Subsidiary has received a written or, to the Knowledge of Sellers, oral notice from any of such Top Customers or Top Vendors stating the intention of such Person to (x) cease doing business with, as applicable, such Seller (with respect to the Business), such Purchased Company or the Purchased Subsidiary, (y) adversely change the relationship of, or level of business between, such Person with the Business or (z) change, in a manner adverse to the applicable Purchased Company or the Purchased Subsidiary, the terms on which such Person does business with the applicable Purchased Company or the Purchased Subsidiary. No Top Customer or Top Vendor has made any written or, to the Knowledge of Sellers, oral claim seeking indemnification, contribution, reimbursement or subrogation by or against any Purchased Company or the Purchased Subsidiary, in any such case in respect of a claim made by a third party against such Top Customer or Top Vendor.
Section 2.24.    Anti-Corruption Laws.
(a)During the past five (5) years, (i) none of Sellers (with respect to the Business), the Purchased Companies, the Purchased Subsidiary, any officer or director or, to the Knowledge of Sellers, any employee, agent, representative or sales intermediary of any such Seller (with respect to the Business), any Purchased Company or the Purchased Subsidiary, in each case, acting on behalf of any such Seller (with respect to the Business), any Purchased Company or the Purchased Subsidiary, has violated any applicable Anti-Corruption Law, or made any unlawful campaign or political contribution (including so-called “pay to play” contributions), (ii) none of Sellers (with respect to the Business), the Purchased Companies or the Purchased Subsidiary has been alleged in writing or, to the Knowledge of Sellers, orally, to have violated, or been charged with or convicted of violating, any Anti-Corruption Laws or, to the Knowledge of Sellers, has been subjected to any investigation, by a Governmental Authority for violation of any applicable Anti-Corruption Laws nor, to the Knowledge of Sellers, is there any valid basis for any of the foregoing, (iii) none of Sellers (with respect to the Business), the Purchased Companies or the Purchased Subsidiary has conducted or initiated any internal investigation or made a voluntary, directed, or involuntary disclosure to any Governmental Authority regarding any alleged act or omission arising under or relating to any noncompliance with any Anti-Corruption Law and (iv) none of Sellers (with respect to the Business), the Purchased Companies or the Purchased Subsidiary has received any written notice of any actual or potential noncompliance with any of the foregoing.
(b)None of the Purchased Companies or the Purchased Subsidiary, nor any of their respective directors, managers or officers, nor, to the Knowledge of Sellers, any of their respective employees, agents or consultants, or any other Person acting for, or on behalf of, any Purchased Company or the Purchased Subsidiary, as applicable, is a Prohibited Person. In the past three (3) years, none of Seller Parent or any Seller (in each case with respect to the Business) or any Purchased Company or the Purchased Subsidiary has engaged in a transaction involving, directly or indirectly, a Prohibited Person or any country against which the United States imposes or has imposed a trade embargo.
Section 2.25.    Government Contracts. Since the Applicable Lookback Date, (a) none of the Purchased Companies or the Purchased Subsidiary has been suspended or debarred from bidding on contracts or subcontracts with any Governmental Authority and (b) no such suspension or debarment has been initiated in writing or, to the Knowledge of Sellers, threatened; and (c) the consummation of the transactions contemplated by this Agreement will not in and of itself result in any such suspension or debarment of any Purchased Company, Purchased Subsidiary or Buyer (assuming that no such suspension or debarment will result solely from any facts or circumstances relating to Buyer or any of its Affiliates). Since the Applicable Lookback Date, no Purchased Company or Purchased Subsidiary has been audited by the contracting or auditing function of any Governmental Authority with which it is contracting nor, to the Knowledge of Sellers, has any such audit been threatened. To the Knowledge of Sellers, there is no valid basis for the suspension or debarment of any Purchased Company or the Purchased Subsidiary from bidding on contracts or subcontracts with any Governmental Authority.
Section 2.26.    No Additional Representation or Warranties. Except for the express representations and warranties provided in this Article II and Article III (including the Schedules), none of Seller Parent, Sellers or any other Seller Party has made, or is making, any representation or warranty of any kind or nature whatsoever, oral or written, express or implied, relating to or with respect to this Agreement or the Purchase and Sale to Buyer or any of its Affiliates. Each of Seller Parent and Sellers expressly disclaims any and all Liability and responsibility for any representation or warranty of any kind or nature whatsoever, oral or written, express or implied, relating or with respect to any financial information, financial projections, forecasts, budgets or any other document or information made available to Buyer or any other Person (including information in the Data Room or provided in any formal or informal management presentation), except for the representations and warranties made in this Article II and Article III (including the Schedules). EXCEPT AS OTHERWISE SPECIFICALLY PROVIDED IN THIS ARTICLE II AND ARTICLE III (INCLUDING THE SCHEDULES),

NONE OF SELLER PARENT OR SELLERS MAKES ANY OTHER REPRESENTATIONS OR WARRANTIES TO BUYER OR ANY OF ITS AFFILIATES, ORAL OR WRITTEN, EXPRESS OR IMPLIED, WITH RESPECT TO THE BUSINESS, THE PURCHASED EQUITY INTERESTS, THE PURCHASED COMPANIES OR THE PURCHASED SUBSIDIARY, WHETHER ARISING BY STATUTE OR OTHERWISE IN LAW, INCLUDING ANY IMPLIED WARRANTY OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE OR OTHERWISE.
ARTICLE III.
REPRESENTATIONS AND WARRANTIES REGARDING SELLER PARENT AND SELLERS
Each of Seller Parent and Sellers, joint and severally, hereby represents and warrants to Buyer as follows, as of the date hereof and as of the Closing Date:
Section 3.01.    Organization. It has been duly incorporated, formed or organized and is validly existing and in good standing under the Laws of the jurisdiction of its incorporation, formation or organization and has the power and authority to own or lease its properties, to conduct its business as it is now being conducted and to execute and carry out the transactions contemplated by this Agreement and each Ancillary Agreement to which it is a party. It is duly licensed or qualified and in good standing as a foreign corporation (or other entity, if applicable) in all jurisdictions in which its ownership of property or the character of its activities is such as to require it to be so licensed, qualified or in good standing, except where the failure to be so licensed, qualified or in good standing would not, individually or in the aggregate, have a Seller Material Adverse Effect.
Section 3.02.    Authority; Due Authorization. It has all requisite power and authority to execute and deliver this Agreement and each Ancillary Agreement to which it is a party, and to perform all obligations to be performed by it hereunder and thereunder, including the consummation of the Purchase and Sale. The execution and delivery of this Agreement and the applicable Ancillary Agreements, the performance of such Person’s obligations hereunder and thereunder, and the consummation of the Purchase and Sale have been duly and validly authorized and approved by all necessary action on its part, and no other proceeding on its part is necessary to authorize this Agreement or any such Ancillary Agreement. This Agreement and each applicable Ancillary Agreement have been duly and validly executed and delivered by it, and this Agreement and each such Ancillary Agreement constitutes the legal, valid and binding obligation of such Person, enforceable against it in accordance with its terms, subject to the Remedies Exception.
Section 3.03.    Litigation and Proceedings. There are no Proceedings, or, to the Knowledge of Sellers, investigations, pending before or by any Governmental Authority or, to the Knowledge of Sellers, threatened, against Seller Parent or any Seller which, if determined adversely, would, individually or in the aggregate, have a Seller Material Adverse Effect. There is no unsatisfied judgment or any open injunction binding upon Seller Parent or any Seller which would, individually or in the aggregate, have a Seller Material Adverse Effect.

Section 3.04.    Title to Purchased Equity Interests. The Purchased Equity Interests owned by the applicable Seller as set forth on Schedule 1.01(a), when taken together with the other Purchased Equity Interests owned by the other Sellers and set forth on such Schedule, constitute 100% of the total issued and outstanding equity interests of each Purchased Company. Such Seller has the full right, power and authority to sell and deliver the Purchased Equity Interests owned by such Seller to Buyer pursuant to the terms of this Agreement. Such Seller has full and exclusive power to vote the Purchased Equity Interests owned by such Seller and, except for this Agreement and the respective Organizational Documents of the Purchased Companies (as applicable), is not party to (a) any option, warrant, purchase right, right of first refusal, call, put or other Contract that requires such Seller to sell, transfer or otherwise dispose of the Purchased Equity Interests owned by such Seller, or (b) any voting trust, proxy or other Contract relating to the voting of the Purchased Equity Interests owned by such Seller.
Section 3.05.    Non-Foreign Person. None of the Sellers (or, with respect to any Seller that is disregarded for U.S. federal income Tax purposes, such Seller’s regarded owner) is a “foreign person” as defined in Section 1445(f)(3) of the Code.
Section 3.06.    Solvency. Seller Parent and Sellers are not entering into this Agreement or the Purchase and Sale with the actual intent to hinder, delay or defraud either present or future creditors. Assuming that the respective representations and warranties of Buyer and Buyer Guarantor contained in this Agreement are true and correct in all material respects, (i) immediately prior to the Closing, Seller Parent, each Seller, the Purchased Companies, the Purchased Subsidiary and their respective Subsidiaries, taken as a whole, and, (ii) immediately after the Closing, Seller Parent, each Seller and their respective Subsidiaries, taken as a whole, in each case of clauses (i) and (ii), (a) will be solvent (in that both the fair value of their respective assets will not be less than the sum of their respective debts and the present fair saleable value of their respective assets will not be less than the amount required to pay their respective probable liability on their recourse debts as they mature or become due), (b) will have adequate capital and liquidity with which to engage in their respective businesses and (c) will not have incurred debts and does not plan to incur beyond their ability to pay as they mature or become due.
ARTICLE IV.
REPRESENTATIONS AND WARRANTIES OF BUYER
Buyer hereby represents and warrants to each of Seller Parent and Sellers as follows, as of the date hereof and as of the Closing Date:
Section 4.01.    Organization. Buyer has been duly incorporated and is validly existing as a corporation in good standing under the Laws of the State of Delaware and has the corporate power and authority to own or lease its properties and to conduct its business as it is now being conducted and to execute and carry out the transactions contemplated by this Agreement and each Ancillary Agreement to which it is a party. Buyer is duly licensed or qualified and in good standing as a foreign corporation in all jurisdictions in which its ownership of property or the character of its activities is such as to require it to be so licensed, qualified or in good standing, except where the failure to be so licensed, qualified or in good standing would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of

Buyer to perform its obligations pursuant to this Agreement or to consummate the Purchase and Sale in a timely manner (a “Buyer Material Adverse Effect”).
Section 4.02.    Authority; Due Authorization. Buyer has all requisite corporate power and authority to execute and deliver this Agreement and each Ancillary Agreement to which it is a party, and to perform all obligations to be performed by it hereunder and thereunder, including the consummation of the Purchase and Sale. The execution and delivery of this Agreement each such Ancillary Agreement, the performance by Buyer of its obligations hereunder and thereunder and the consummation of the Purchase and Sale and the other transactions contemplated hereby and thereby have been duly and validly authorized and approved by the board of directors of Buyer, and no other corporate proceeding on the part of Buyer is necessary to authorize this Agreement or any such Ancillary Agreement. This Agreement and each such Ancillary Agreement has been duly and validly executed and delivered by Buyer and this Agreement and each such Ancillary Agreement constitutes a legal, valid and binding obligation of Buyer, enforceable against Buyer in accordance with its terms, subject to the Remedies Exception.
Section 4.03.    No Conflict. Except as set forth on Schedule 4.03, the execution and delivery of this Agreement and the applicable Ancillary Agreements by Buyer, the performance by Buyer of its obligations hereunder and thereunder and the consummation of the Purchase and Sale and the other transactions contemplated by this Agreement and the other Ancillary Agreements do not and will not (a) violate any provision of, or result in the breach of or default under, (i) any applicable Law, (ii) the Organizational Documents of Buyer or any Subsidiary of Buyer, or (iii) any Contract to which Buyer or any Subsidiary of Buyer is a party or by which Buyer or any Subsidiary of Buyer is bound, (b) terminate or would result in the termination of (or create in any Person the right to terminate, modify or cancel), or the loss or acceleration of any rights, benefits or obligations under, any such Contract, (c) result in the creation of any Lien upon the properties or assets of Buyer or any Subsidiary of Buyer, or (d) constitute an event which, with or without notice or lapse of time or both, would result in any such violation, breach, termination or creation of a Lien, except to the extent that the occurrence of the foregoing would not, individually or in the aggregate, reasonably be expected to have a Buyer Material Adverse Effect.
Section 4.04.    Litigation and Proceedings. There are no Proceedings, or, to the knowledge of Buyer, investigations, pending before or by any Governmental Authority or, to the knowledge of Buyer, threatened, against Buyer which, if determined adversely, would, individually or in the aggregate, have a Buyer Material Adverse Effect. There is no unsatisfied judgment or any open injunction binding upon Buyer which would, individually or in the aggregate, have a Buyer Material Adverse Effect.
Section 4.05.    Governmental Authorities; Consents. Assuming the respective representations and warranties of Sellers and Seller Parent contained in this Agreement are true, correct and complete, no consent, clearance, license, permit, notification, approval or authorization of, or designation, declaration or filing with, any Governmental Authority or other Person is required on the part of Buyer with respect to Buyer’s execution or delivery of this Agreement or the consummation of the Purchase and Sale, except for (a) applicable requirements of the HSR Act, (b) any consents, clearances, licenses, permits, notifications, approvals, authorizations, designations, declarations or filings, the absence of which would not have a Buyer Material Adverse Effect, (c) compliance with any applicable securities laws and (d) as otherwise disclosed on Schedule 4.05.
Section 4.06.    Financial Ability. Buyer has delivered to Seller Parent true and complete copies of (i) an executed commitment letter dated as of the date hereof (the “Commitment Letter” and, together with the redacted Fee Letters, as they may be amended, modified, replaced or substituted in accordance with Section 5.21 and together with all annexes, exhibits, schedules and other attachments thereto, the “Debt Financing Commitments”) pursuant to which the Financing Sources have agreed, subject to the terms and conditions thereof, to provide or cause to be provided the debt amounts set forth therein (such amounts, the “Debt Financing”) and (ii) the redacted fee letters referred to in such commitment letter (with only fee amounts, dates, pricing caps, “market flex” and other economic terms redacted, none of which would adversely affect the amount or availability of the Debt Financing) (the “Fee Letters”). As of the date of this Agreement, none of the Debt Financing Commitments has been amended or modified. As of the date of this Agreement, none of the commitments contained in the Debt Financing Commitments have been withdrawn or rescinded and, to the knowledge of Buyer, no withdrawal or rescission thereof is contemplated as of the date of this Agreement. As of the date of this Agreement, the Debt Financing Commitments are in full force and effect and constitute the legal, valid and binding obligation of Buyer and, to the knowledge of Buyer, the other parties thereto (except to the extent that enforceability may be limited by the Remedies Exception. As of the date of this Agreement, there are no conditions precedent related to the funding of the full amount of the Debt Financing other than as expressly set forth in the Debt Financing Commitments. As of the date of this Agreement no event has occurred that (with or without notice or lapse of time, or both) would constitute a breach or default under the Debt Financing Commitments by Buyer or, to the knowledge of Buyer, any other party to the Debt Financing Commitments. As of the date of this Agreement, assuming the satisfaction of the conditions contained in Section 6.01 and Section 6.02, Buyer has no reason to believe that it will be unable to satisfy on a timely basis any term or condition to be satisfied by it and contained in the Debt Financing Commitments. Buyer has fully paid any and all commitment fees or other fees required by the terms of the Debt Financing Commitments to be paid on or before the date of this Agreement. Assuming the satisfaction of the conditions contained in Section 6.01 and Section 6.02, Buyer will have, at the Closing, sufficient cash, available lines of credit or other sources of immediately available funds to consummate the Purchase and Sale, including all amounts required to be paid at the Closing pursuant to Section 1.02, and to pay all related fees and expenses. In no event shall the receipt by, or the availability to, Buyer or any of its Affiliates of any funds or financing be a condition to Buyer’s obligations to consummate the transactions contemplated hereunder.
Section 4.07.    Brokers’ Fees. Except for fees described on Schedule 4.07 (which fees shall be the sole responsibility of Buyer), no broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other commission in connection with the Purchase and Sale based upon arrangements made by Buyer or any of its Affiliates.

Section 4.08.    Solvency. Buyer is not entering into this Agreement or the Purchase and Sale with the actual intent to hinder, delay or defraud either present or future creditors. Assuming that the respective representations and warranties of Sellers and Seller Parent contained in this Agreement are true and correct in all material respects, and after giving effect to the Purchase and Sale, at and immediately after the Closing, each of Buyer Guarantor, Buyer, the Purchased Companies and the Purchased Subsidiary and their respective Subsidiaries, taken as a whole, (a) will be solvent (in that both the fair value of its assets will not be less than the sum of its debts and that the present fair saleable value of its assets will not be less than the amount required to pay its probable liability on its recourse debts as they mature or become due), (b) will have adequate capital and liquidity with which to engage in its business and (c) will not have incurred and do not plan to incur debts beyond its ability to pay as they mature or become due.
Section 4.09.    No Outside Reliance.
(a)Buyer has conducted its own independent investigation, review and analysis of, and reached its own independent conclusion regarding, the business, operations, assets, condition (financial or otherwise) and prospects of the Business. Buyer (on its own behalf and on behalf of its Affiliates) acknowledges that it and its Representatives have been provided adequate access to the personnel, properties, premises, records and other documents and information of, and relating to, the Business for such purpose. Buyer acknowledges that it is an informed and sophisticated Person, and has engaged advisors experienced in the evaluation and purchase of the Business as contemplated hereunder.
(b)Notwithstanding anything contained in this Agreement to the contrary, Buyer (on its own behalf and on behalf of its Affiliates) acknowledges and agrees that none of Seller Parent, Sellers, any other Seller Party or any other Person is making any representations or warranties whatsoever, oral or written, express or implied, at law or in equity, beyond those expressly given in Article II and Article III (including the Schedules). In entering into this Agreement, Buyer (on its own behalf and on behalf of its Affiliates) acknowledges that it has relied solely upon its own investigation, review and analysis and has not relied on and is not relying on any representation, warranty or other statement (whether written or oral) made by, on behalf of or relating to the Business, the Purchased Equity Interests, the Purchased Companies, the Purchased Subsidiary, Seller Parent, Sellers or any of their respective Affiliates, except for the representations and warranties expressly set forth in Article II and Article III (including the Schedules). Buyer (on its own behalf and on behalf of its Affiliates) further acknowledges and agrees that, except for the representations and warranties contained in Article II and Article III (including the Schedules), none of Seller Parent, Sellers, any other Seller Party, any of their respective Affiliates or any other Person will have or be subject to any liability to Buyer, any other Buyer Party, any of their respective Affiliates or any other Person resulting from the distribution to Buyer, its Affiliates or their respective Representatives, or the use by any of the foregoing of, any such information, including any confidential memoranda distributed on behalf of Seller Parent or Sellers relating to the Business or other publications or Data Room information provided to Buyer, its Affiliates or of their respective Representatives, or any other document or information in any form provided to Buyer, its Affiliates or their respective Representatives in connection with the Purchase and Sale.

Section 4.10.    Investment Intent. Buyer acknowledges that neither the offer nor the sale of the Purchased Equity Interests has been registered under the U.S. Securities Act of 1933, as amended (together with the rules and regulations promulgated thereunder, the “Securities Act”), or under any state or foreign securities laws. Buyer is acquiring the Purchased Equity Interests for its own account and not with a view to or for sale in connection with any distribution (within the meaning of the Securities Act) thereof in violation of applicable securities Laws.
Section 4.11.    Affiliates. None of Buyer, any Person or entity controlled by Buyer, any Person or entity that controls Buyer, or any Affiliate or Associate of Buyer, holds five percent (5%) or more of the voting securities or non-corporate interests (as “hold,” “voting securities” and “non-corporate interest” are defined under 16 C.F.R. § 801) of any entity that competes with the Business.
Section 4.12.    Non-Foreign Person. Buyer is not owned or controlled by any foreign person within the meaning of the CFIUS regulations (31 C.F.R. Part 800.208).
ARTICLE V.
COVENANTS OF THE PARTIES
Section 5.01.    Conduct of Business.
(a)From the date hereof through the earlier of the Closing Date and the termination of this Agreement in accordance with its terms (the “Interim Period”), each Seller shall, except as required by Law, as contemplated by this Agreement or as consented to by Buyer in writing (which consent shall not be unreasonably conditioned, withheld, delayed or denied), operate the Business in the Ordinary Course.
(b)Without limiting the generality of Section 5.01(a), during the Interim Period, except as (w) required by Law, (x) contemplated by this Agreement, (y) set forth on Schedule 5.01 or (z) consented to by Buyer in writing (which consent shall not be unreasonably conditioned, withheld, delayed or denied), Seller Parent (in respect of the Business) and each Seller (in respect of the Business) shall not, and shall not cause or permit any Purchased Company or the Purchased Subsidiary to:
(i)change or amend the certificate of incorporation, bylaws or other Organizational Documents of any Purchased Company or the Purchased Subsidiary or otherwise take any action to recapitalize or restructure any Purchased Company or the Purchased Subsidiary;
(ii)make or declare any non-cash dividend or non-cash distribution (other than in the Ordinary Course), other than distributions of Excluded Assets on or before the Closing in accordance with Section 5.12;
(iii)except (1) as required to comply with applicable Law or required by Contracts or GFL Benefit Plans or Business Benefit Plans, or (2) for actions, the payment obligations of which shall be borne solely by Seller Parent or one of its Affiliates (other than the Purchased Companies and the Purchased Subsidiary) where the value for any Business Employee does not exceed one month’s base salary (other than with respect to any equity compensation), (A) hire any employee with annual base compensation of $105,000 or more (other than to fill vacancies with replacement hires whose base compensation is substantially comparable to that of the replaced employee immediately prior their termination date), (B) transfer to the Purchased Companies or the Purchased Subsidiary any employee of the Parent Group other than the persons set forth on Schedule 5.01(b)(iii)(B), (C) adopt, enter into, terminate or amend any material GFL Benefit Plan as applicable to the Business Employees (other than in good faith in a manner that is not targeted at Business Employees) or any Business Benefit Plan (except that the Purchased Companies and Purchased Subsidiary shall continue to be able to provide offer letters to new employees in the Ordinary Course, subject to the remainder of this Section 5.01(b)), (D) materially increase the compensation or benefits of or pay any transaction, change in control or retention bonus to any Business Employee, other than such increases in compensation or benefits (x) as are in the Ordinary Course, (y) due to promotions of any Business Employee in the Ordinary Course or (z) due to actions with respect to GFL Benefit Plans or Business Benefit Plans permitted in accordance with subsection (C) above, or (E) discretionarily accelerate the payment, right to payment or vesting of any material compensation or benefits (excluding any outstanding equity compensation), (F) take any action to have any Purchased Company or the Purchased Subsidiary fund or in any other way secure the payment of compensation or benefits under any GFL Benefit Plan with respect to Business Employees or any Business Benefit Plan, other than in the Ordinary Course (including payment of premiums, compensation or benefits due or contributions owed thereunder), or (G) implement any material reduction in force, early retirement program, buyout, or similar voluntary or involuntary employment termination program with respect to the Business;
(iv)(A) issue any new equity interests (or securities convertible or exchangeable for equity interests or phantom securities having rights similar to equity interests) or sell, transfer, or otherwise dispose of any of the Purchased Equity Interests or any material portion of the tangible or intangible assets (other than Excluded Assets) of the Purchased Companies and the Purchased Subsidiary, (B) create or permit to exist any new Lien on any of the properties or assets of (or equity issued by) the Purchased Companies or the Purchased Subsidiary, as applicable, in each case, other than Permitted Liens or (C) enter into any material joint venture, partnership, or other similar arrangement;
(v)make any loans, advances or capital contributions to any Person (other than those between any Purchased Company, on the one hand, and the Purchased Subsidiary, on the other hand, or between any Purchased Companies), except for (A) advances to Business Employees in the Ordinary Course, none of which exceeds $10,000 individually and all of which together do not exceed $50,000 in the aggregate and (B) deferred payment terms given to clients of the Business in the Ordinary Course but not to exceed 90 days past due unless contested in good faith by appropriate proceedings;

(vi)make or change any material Tax election, adopt or change any material Tax accounting method, settle or compromise any audit, examination or other Tax proceeding with respect to material Taxes, file any amended material Tax Return, enter into any closing agreement, or waive or extend any statute of limitations with respect to any material Tax claim or assessment; provided that nothing in this Section 5.01(b)(vi) will restrict Sellers or any of their respective Affiliates (other than the Purchased Companies or the Purchased Subsidiary) from taking any action in connection with their own Taxes or the Taxes of any Parent Group;
(vii)change (A) any accounting methods or the methods, practices or timing for the collection of amounts owed to Seller Parent (in respect of the Business), any Seller (in respect of the Business), any Purchased Company or the Purchased Subsidiary, or (B) payment of any amounts payable or other debts or obligations of Seller Parent (in respect of the Business), any Seller (in respect of the Business), any Purchased Company or the Purchased Subsidiary, including accelerating any such amounts owed or delaying, deferring or changing from current to long-term any such liabilities or amounts payable, in each case of clauses (A) and (B), other than in the Ordinary Course;
(viii)(A) adversely amend in any material respect or terminate (excluding any non-breach termination or expiration in accordance with the terms thereof), in each case, any Material Contract (other than any GFL Benefit Plan or Business Benefit Plan), (B) take or omit to take any action with respect to any Material Contract that would allow the applicable counterparty to validly terminate such Material Contract (provided that this clause shall not cover actions or omissions that are the same as actions taken prior to the date of this Agreement with respect to such Material Contract) or (C) enter into any Contract that would constitute a Material Contract (other than any GFL Benefit Plan or Business Benefit Plan) if entered into prior to the date hereof (other than any customer Contracts entered into in the Ordinary Course); provided that nothing in this Section 5.01(b)(viii) shall restrict Seller Parent, any of the Sellers or any of their respective Affiliates from taking any broad-based actions in connection with any vendor Contracts that are not primarily related to the Business;
(ix)enter into, renew or amend (other than ministerial amendments) in any material respect any Affiliate Agreement that would be binding on any Purchased Company or the Purchased Subsidiary following the Closing;
(x)settle any pending or threatened Proceeding relating to the Business, other than settlements that (A) only involve the payment of money damages that will be paid in full prior to the Calculation Time, without any further Liability on the part of any Purchased Company or the Purchased Subsidiary, or (B) otherwise involve payments all of which will be treated as Retained Liabilities;
(xi)cancel, reduce (other than in the Ordinary Course), incur or guarantee any Indebtedness of the type described in clauses (a), (b), (c), (d), (e), (f) (other than performance bonds), (h), (i) or (l) (to the extent clause (l) relates to Indebtedness of the type described in clauses (a), (b), (c), (d), (e), (f), (h) or (i)) of the definition thereof, other than (A) any such Indebtedness that will be discharged at or prior to Closing without any further Liability on the part of any Purchased Company or the Purchased Subsidiary (and for which an update to Schedule Section 1.04(b)(vii) and Schedule 5.09 has been delivered to Buyer, to the extent applicable) or (B) any such Indebtedness solely between any Purchased Company, on the one hand, and the Purchased Subsidiary, on the other hand, or between any Purchased Companies, of the type reflected in the Financial Accounts;
(xii)adopt or enter into a plan of complete or partial liquidation, dissolution or other reorganization of any Purchased Company or the Purchased Subsidiary, file for bankruptcy or insolvency or apply for relief of debt or a moratorium on payments (and Seller Parent shall notify Buyer of any such action taken by or on behalf of Seller Parent or any Seller in respect of the Business);
(xiii)incur or commit to incur capital expenditures in excess of $100,000 for an individual project or $250,000 in the aggregate across all projects, other than as set forth in the annual capital expenditures budget set forth on Schedule 5.01(b)(xiii);
(xiv)(A) dispose, encumber or transfer any Real Property or grant to any third party any rights with respect to any Real Property, including any rights of first offer, any rights of first refusal or any rights to, lease, license or occupy any Real Property; (B) acquire, lease or sublease any interest in any real property; or (C) amend, modify or terminate any Material Lease; or
(xv)enter into any agreement to do any action prohibited under this Section 5.01(b).
(c)Nothing contained in this Agreement shall prohibit any Seller, any Purchased Company or the Purchased Subsidiary from repaying Indebtedness prior to the Calculation Time.
(d)Nothing in this Section 5.01 is intended to give Buyer or any of its Affiliates, directly or indirectly, the right to control or direct the business or operations of the Business prior to the Closing, and prior to the Closing, each of Sellers, the Purchased Companies, and the Purchased Subsidiary shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over the Business.
Section 5.02.    Regulatory Approvals.
(a)In connection with the Purchase and Sale, the Parties shall (and shall cause their respective Affiliates to) use their respective reasonable best efforts to (i) make all filings under the HSR Act promptly and in no event later than five (5) Business Days after the date of this Agreement, (ii) assure that such filings comply with the requirements of applicable Laws, (iii) make available to the other Party such information as the other Party may reasonably request in order to complete the filings or to respond to information requests by any relevant Governmental Authority, (iv) respond to and comply with, as promptly as practicable, any request for information or documents regarding the Purchase and Sale from any Governmental Authority

(including responding to any “second request” for additional information and documentary material under the HSR Act as promptly as practicable) and (v) ensure the prompt expiration or termination of all applicable waiting periods under the HSR Act.
(b)Subject to the other provisions of this Section 5.02, each Party shall, and shall cause its Affiliates to, exercise reasonable best efforts to prevent the entry in any Proceeding brought by an Antitrust Authority or any other Person of any Governmental Order which would prohibit, make unlawful or delay the consummation of the Purchase and Sale.
(c)Nothing in this Section 5.02 shall require Buyer or any of its Subsidiaries to (and neither Seller Parent nor any of its Subsidiaries shall, or shall offer or agree to, do any of the following without Buyer’s prior written consent): (i) except for Required Divestitures, propose, negotiate, commit to or effect, by consent decree, hold separate orders or otherwise, the sale, divesture, disposition, or license of any assets, properties, products, rights, services or businesses of Buyer, Seller Parent or any of their respective Affiliates, or any interest therein, or agree to any other structural or conduct remedy, (ii) except for Required Divestitures, otherwise take or commit to take any actions that would limit Buyer, Seller Parent or any of their respective Affiliates’ freedom of action with respect to, or its or their ability to retain any assets, properties, products, rights, services or businesses, or any interest or interests therein or (iii) commence any Proceeding to challenge any Antitrust Authority or any other Person, or defend, contest or resist (including through litigation) any Proceeding that is instituted (or threatened to be instituted) challenging any transaction contemplated by this Agreement as in violation of the HSR Act or any other antitrust or competition Law (any of the actions described in the preceding clauses (i)-(iii) (other than, for the avoidance of doubt, Required Divestitures), a “Burdensome Condition”). For the avoidance of doubt and notwithstanding the foregoing, Buyer and its Subsidiaries shall be required to offer, negotiate, commit to and effect, by consent decree, hold separate order or otherwise the Required Divestitures so as to enable the Parties to consummate the transactions contemplated by this Agreement as soon as commercially reasonable, and in any event prior to the Termination Date. Notwithstanding the foregoing, at the written request of Buyer, Seller Parent shall, and shall cause its Subsidiaries to (in the case of Seller Parent and its Subsidiaries, only to the extent relating to the Business, the Purchased Companies or the Purchased Subsidiary), agree to take any action described in clauses (i)-(ii) of the definition of Burdensome Condition so long as such action is conditioned upon the occurrence of the Closing. As used herein, “Required Divestitures” means the sale, divestiture or disposition of any assets of Buyer and its Affiliates, the Purchased Companies or the Purchased Subsidiary that in the aggregate accounted for less than $15,000,000 in total sales for the year ended December 31, 2022.
(d)Buyer and Seller Parent shall promptly furnish to each other copies of any substantive communications received by them or any of their Affiliates from any third party or any Governmental Authority with respect to the Purchase and Sale, and each Party shall permit counsel to the other Party an opportunity to review in advance, and shall consider in good faith the views of such counsel in connection with, any proposed written communications to any Governmental Authority concerning the Purchase and Sale. Each Party agrees to provide the other Party the opportunity, on reasonable advance notice, to participate in any substantive meetings or discussions, either in person or by telephone, with any Governmental Authority concerning or in connection with the Purchase and Sale.
(e)Buyer shall be solely responsible for and pay all fees payable to the Antitrust Authorities in connection with the Purchase and Sale.
(f)Buyer shall not (i) withdraw its filing under the HSR Act or any other antitrust or competition Law, as the case may be, and refile such filing, or (ii) enter into any timing agreement with a Governmental Authority, in each case of clauses (i) and (ii), unless consented to by Seller Parent in writing, such consent not to be unreasonably withheld, conditioned or delayed.
Section 5.03.    Support of Transaction. Without limiting any other covenant contained in this Article V:
(a)The Parties shall, and shall cause their respective Affiliates to, cooperate and use their respective reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things reasonably necessary, proper or advisable under applicable Laws and regulations or otherwise to consummate and make effective the Purchase and Sale as soon as practicable (and in any event prior to the Termination Date) and to take such actions or do such things as any other Party may reasonably request in order to cause any of the conditions to such other Party’s obligation to consummate such transactions specified in Article VI to be fully satisfied.
(b)Seller Parent and each Seller, as appropriate, shall use commercially reasonable efforts to provide or facilitate reasonable access for Buyer, during normal business hours and in such manner as to not interfere with the normal operation of Seller Parent’s or Sellers’ respective businesses, to persons who will be Business Employees if employed immediately prior to Closing, in each case, for the purpose of allowing Buyer to determine matters relating to the post-Closing employment of such employees; provided, that any such access shall be (i) subject to and in accordance with the HSR Act and any other antitrust or competition Laws, (ii) only upon reasonable advance notice and at mutually agreed times, (iii) conducted under the supervision of Seller Parent (or its applicable Representatives) and (iv) at Buyer’s sole cost and expense. Seller Parent and each Seller will reasonably cooperate with Buyer in setting up retention arrangements for such employees or categories of employees as Buyer specifies to Seller Parent, in each case, at Buyer’s sole cost and expense.
(c)Except as expressly provided herein, nothing in this Agreement shall require any of Seller Parent, Sellers of any of their respective Affiliates (i) to pay any consideration or offer or grant any financial accommodation to induce a waiver or obtain a consent from any Person or (ii) to agree to modify any terms of any Contract to induce any such waiver or obtain any such consent if such modification would become effective prior to Closing.
(d)Buyer shall not, and shall cause its Affiliates not to, take any action or otherwise acquire or agree to acquire equity or assets of, or other interests in, or merge or consolidate with (or agree to merge or consolidate with), any corporation, partnership, association or other business organization, or any business unit, division, Subsidiary or other portion thereof, in each case, that engages in the solid waste collection, transfer station, recycling or any other business competitive with the Business in the Geographic Region or within 40 miles of the boundary of the Geographic Region, if any such action would reasonably be expected to prevent or delay the expiration or termination of the waiting period under the HSR Act in connection with the Purchase and Sale.
Section 5.04.    Inspection; Retention of Books and Records.
(a)Subject to confidentiality obligations and similar restrictions that may be applicable to information furnished to Sellers (with respect to the Business), the Purchased Companies or the Purchased Subsidiary by third parties that may be in Sellers’ (with respect to the Business), the Purchased Companies’ or the Purchased Subsidiary’s possession from time to time, and except for any information that is subject to attorney-client privilege or other legal privilege from disclosure, each Seller shall, and shall cause each Purchased Company and the Purchased Subsidiary to, afford to Buyer and its accountants, counsel and other relevant Representatives, including environmental consultants, reasonable access during the Interim Period, during normal business hours, in such manner as to not interfere with the normal operation of the Business or Sellers’ respective businesses, and subject to the terms of the applicable Leases, to their respective properties, books, records and appropriate officers and other relevant employees, and shall furnish such Representatives with financial, operating and administrative data and other information concerning the affairs of the Business, in each case, as such Representatives may reasonably request in connection with the Purchase and Sale; provided, however, that (i) any investigation shall be conducted in accordance with all applicable competition Laws, shall only be upon reasonable notice and shall be at Buyer’s sole cost and expense; (ii) Buyer and its Representatives shall not contact or otherwise communicate with the officers, employees, landlords, customers, suppliers or vendors of the Business, unless, in each case, approved in advance by Seller Parent (such approval not to be unreasonably withheld, conditioned or delayed); (iii) Buyer and its Representatives shall not be permitted as part of such access to perform or conduct any investigation commonly referred to as a Phase II environmental site assessment or perform or conduct any testing or sampling at, on, under or within any Real Property, including sampling of soil, sediment, groundwater, surface water, air or wastewater emissions, or other environmental media or building materials; (iv) any access to the properties of the Business shall be subject to any COVID-19 Measures that are then in effect at the respective location; and (v) Buyer, its Affiliates, and their respective Representatives, as applicable shall (A) use commercially reasonable efforts to perform all on-site visits and all communications with any Person in an expeditious and efficient manner; and (B) indemnify, defend and hold harmless Sellers, their respective Affiliates, and each of their respective Representatives from and against all Losses resulting from any action or omission of Buyer, its Affiliates and their respective Representatives under or in connection with this Section 5.04. The foregoing indemnification obligation shall survive the Closing or termination of this Agreement. All information obtained by Buyer and its Representatives under or in connection with this Agreement or the Purchase and Sale (including the terms of this Agreement) shall be subject to the Confidentiality Agreement. Notwithstanding anything herein to the contrary, in no event shall Seller Parent or any of its Affiliates be required to provide any Person with any Tax Return or copy of any Tax Return or any other information, records or documents relating to Taxes of any Parent Group; provided, however, that Sellers shall provide information reasonably requested by Buyer relating to Taxes of the Purchased Companies and the Purchased Subsidiary included on Tax Returns of the Parent Group on a pro forma basis. No information obtained or received by Buyer pursuant to this Section 5.04(a) after the date hereof shall operate as a waiver of or otherwise affect or be deemed to modify any representation, warranty, covenant or agreement given or made by Buyer, Seller Parent or Sellers in this Agreement, the conditions to Buyer’s, Seller Parent’s or Sellers’ obligation to consummate the Purchase and Sale pursuant to the terms and conditions hereof, or the ability of any Indemnified Party to be indemnified pursuant to Article VIII.
(b)From and after the Closing Date, to the extent reasonably necessary (x) for Sellers or their Affiliates to (1) perform or satisfy any regulatory or compliance obligation or (2) investigate, settle, prepare for the defense of or prosecute any Proceeding or (y) in connection with any Tax matters of Sellers and their Affiliates (but not, in any case, for the purpose of any dispute or any matter in which the Parties are in an adversarial relationship; provided that any such information may be required to be provided in connection with any discovery process in any Proceeding), upon reasonable prior request, Buyer shall, and shall cause its Affiliates and its Representatives to, (i) afford the relevant Representatives of Seller Parent, Seller and their respective Affiliates reasonable access, during normal business hours, in such manner as to not interfere with the normal operation of the Business, to the relevant books and records of or relating to the Purchased Companies, the Purchased Subsidiary or the Business for all periods through the Closing and (ii) make available to the relevant Representatives of Seller Parent, Sellers and their respective Affiliates, during normal business hours, in such manner as to not interfere with the normal operation of the Business, any Continuing Business Employee (for so long as such Continuing Business Employee remains employed by Buyer or any of its Affiliates) whose assistance is reasonably necessary to assist Seller Parent or Sellers in connection with their respective inquiries for any of the purposes referred to above; provided that (A) any access to the properties of the Business shall be subject to any COVID-19 Measures and (B) neither Buyer nor any of its Affiliates shall be required to provide access to or disclose information where such access or disclosure would reasonably be expected to jeopardize the protection of attorney-client or other legal privilege. Buyer shall, and shall cause its Affiliates to, preserve and keep the records of the Business relating to periods ending on or before the Closing Date until the later of (x) the expiration of the applicable statute of limitations to the extent such records are relevant to a Tax Return and (y) the date that is seven (7) years from the Closing Date; provided that Buyer may destroy or dispose of any such records prior to such time if Buyer has provided Sellers with prior notice that it intends to take such action and afforded Sellers with a reasonable opportunity to take possession of or copy such records (at Sellers’ expense) prior to Buyer taking such action.
(c)To the extent that any books and records which relate to the Business (other than Excluded Assets) are in the possession of Sellers or any of their Affiliates and not already in the possession of any of the Purchased Companies or the Purchased Subsidiary on the Closing Date, Seller Parent shall use commercially reasonable efforts to procure the physical or electronic transfer of such books and records to Buyer or its designee on the Closing Date or as soon as reasonably practicable after the Closing Date.
(d)From and after the Closing, Seller Parent shall, and shall cause its Affiliates to, afford the relevant Representatives of Buyer and its Affiliates reasonable access, during normal business hours, in such manner as to not interfere with the normal operation of Seller Parent and its Affiliates, to the Excluded Books and Records to the extent related to the Business; provided that (A) any access to the properties of Seller Parent or its Affiliates shall be subject to any COVID-19 Measures and (B) neither Seller Parent or any of its Affiliates shall be required to provide access to or disclose information where such access or disclosure would reasonably be expected to jeopardize the protection of attorney-client or other legal privilege. Seller Parent shall, and shall cause its Affiliates to, preserve and keep the Excluded Books and Records, to the extent directly related to the Business, until the date that is seven (7) years from the Closing Date; provided that Seller Parent may destroy or dispose of any such records prior to such time if Seller Parent has provided Buyer with prior notice that it intends to take such action and afforded Buyer with a reasonable opportunity to take possession of or copy such records (at Buyer’s expense) prior to Seller Parent taking such action.
Section 5.05.    Termination of Certain Agreements. On and as of the Closing, each Seller shall, and shall cause its Affiliates to, take all actions necessary to (a) pay, settle or discharge (by way of capital contribution, cash settlement or otherwise) all account balances owed from any Purchased Company or the Purchased Subsidiary to Seller Parent or any of its Affiliates (other than the Purchased Companies and the Purchased Subsidiary), and (b) cause the Contracts listed on Schedule 5.05 to be terminated or assigned to an Affiliate of Seller Parent (other than a Purchased Company or the Purchased Subsidiary) pursuant to a termination letter or assignment agreement in form and substance reasonably acceptable to Buyer (the “Affiliate Agreement Terminations”), and there shall be no further obligations of or Liability to any of the relevant parties thereto under any of the foregoing in this Section 5.05 following the Closing.
Section 5.06.    No Shop. During the Interim Period, Seller Parent and Sellers shall not take, nor shall they permit any of their respective Affiliates (including any Purchased Company or the Purchased Subsidiary), or their or their Affiliates’ Representatives (including attorneys and financial advisors) to take, any action to encourage, solicit, initiate or engage in discussions or negotiations with, enter into any agreement, letter of intent, memorandum of understanding or similar instrument with, or furnish any information or materials regarding any Purchased Company, the Purchased Subsidiary or the Business to, any Person (other than Buyer or any of its Affiliates), in any such case, concerning the potential acquisition of the Purchased Equity Interests or any of the material assets of the Business (other than Excluded Assets), or any merger, amalgamation, business combination or similar transaction involving any Purchased Company or the Purchased Subsidiary (each such acquisition transaction, an “Acquisition Transaction”); provided, however, that Buyer hereby acknowledges that prior to the date of this Agreement, Seller Parent and Sellers have provided information relating to the Business and have afforded access to, and engaged in discussions with, other Persons in connection with a proposed Acquisition Transaction and that such information, access and discussions could reasonably enable another Person to form a basis for an Acquisition Transaction without any breach by Seller Parent or Sellers of this Section 5.06. Notwithstanding the foregoing, Seller Parent and Sellers may respond to any unsolicited proposal regarding an Acquisition Transaction by indicating that Seller Parent and Sellers are subject to an exclusivity agreement. In the event of any sale of equity, sale of assets, merger, amalgamation, business combination or similar transaction involving Seller Parent or any Seller, the result of which would be a change of control of Seller Parent or any such Seller, Seller Parent shall ensure that the acquirer of such control in such transaction assume all of Seller Parent’s or such Seller’s (as the case may be) obligations under this Agreement without any modification thereof, other than as may be agreed by Buyer in its sole discretion.
Section 5.07.    Employee Matters.
(a)Sellers and Buyer agree that (i) the Purchase and Sale is not intended to constitute a severance or termination of employment of any Business Employee employed immediately prior to or upon the Closing (“Continuing Business Employee”) for purposes of any severance or termination benefit plan, program, policy, agreement or similar arrangement of Sellers or any of their respective Affiliates, (ii) Buyer will continue employment of all Continuing Business Employees as of immediately after the Closing in accordance with and subject to this Agreement (including the last sentence of Section 5.07(b)), and (iii) subject to the last sentence of Section 5.07(b), the Continuing Business Employees shall have continuous and uninterrupted employment immediately before and immediately after the Closing.
(b)Buyer or its Affiliates shall continue to provide base wages or salary, as applicable, and target cash bonus opportunities for each Continuing Business Employee that are no less favorable in any material respect, in each case, than such Continuing Business Employee’s base wages or salary rate, as applicable, and target cash bonus opportunities (that are not related to the transactions contemplated by this Agreement) immediately prior to the Closing Date for the period commencing on the Closing Date and ending on the earlier of the date the Continuing Business Employee’s employment ends and December 31, 2023 (the “Protection Period”). During the Protection Period, Buyer or its Affiliates shall cause employee benefits to be provided to Continuing Business Employees taken as a whole that are no less favorable in the aggregate than those offered by Sellers and their Affiliates immediately prior to the Closing Date, excluding in each case, equity compensation, long-term incentive compensation, defined benefit pensions, post-employment benefits (other than COBRA), levels of 401(k) plan contributions, and any transaction-related compensation. From and after the Closing Date, Buyer will, or will cause the Purchased Companies and the Purchased Subsidiary to, use commercially reasonable efforts to recognize the prior service with the Sellers, the Purchased Companies, and the Purchased Subsidiary of each individual who is a Continuing Business Employee immediately after the Closing in connection with all employee benefit plans of Buyer in which such employees are eligible to participate following the Effective Time, for purposes of eligibility and vesting and, solely with respect to vacation and paid time off and severance policies, benefit amounts (but not for purposes of benefit accruals or to the extent that such recognition would result in duplication of benefits). Notwithstanding anything to the contrary herein, nothing in this Section 5.07 guarantees continued employment of any Continuing Business Employee for the Protection Period or any other period of time or limits the ability of

Buyer and its Affiliates to (x) terminate the employment of any Continuing Business Employee at any time following the Closing for any or no reason, with or without notice, or (y) cease providing any compensation or benefits (other than any severance benefits or other compensation or benefits required by Law) following any such termination.
(c)Following the Closing, Buyer will recognize and credit to the Continuing Business Employees all of their accrued but unpaid hours of vacation time as of the Closing in accordance with the vacation policies of Sellers and their respective Affiliates relating to the period prior to the Closing, including for the avoidance of doubt, each hour of vacation time reflected in the Accrued Vacation Liability, and such vacation time will not be subject to forfeiture by any Continuing Business Employee.
(d)Effective as of the Closing Date, the Continuing Business Employees who are participants in a 401(k) plan maintained by Sellers or their Affiliates (“Seller’s 401(k) Plan”) shall cease to be eligible for any future contributions to Sellers’ 401(k) Plan. Effective not later than the Closing Date, Buyer shall have in effect one or more defined contribution plans that include a qualified cash or deferred arrangement within the meaning of Section 401(k) of the Code (and a related trust exempt from tax under Section 501(a) of the Code (“Buyer’s 401(k) Plan”)). Buyer agrees to cause Buyer’s 401(k) Plan to allow each Continuing Business Employee to make a “direct rollover” to Buyer’s 401(k) Plan of the account balances of such Continuing Business Employee (including promissory notes evidencing any outstanding loans) under Sellers’ 401(k) Plan in which such Continuing Business Employee participated prior to the Closing Date if Sellers’ and Buyer’s 401(k) Plans permit such a direct rollover and if such direct rollover is elected in accordance with applicable Law by such Continuing Business Employee.
(e)Buyer will use commercially reasonable efforts to cause any pre-existing conditions or limitations and eligibility waiting periods (to the extent that such waiting periods would be applicable, taking into account service with the Sellers, the Purchased Companies, and the Purchased Subsidiary) under any group health, dental, or vision benefit plans of Buyer to be waived with respect to Continuing Business Employees and their eligible dependents who become covered by such plans, except to the extent such individual was or would have been subject to such exclusion under the applicable GFL Benefit Plan immediately before the Closing Date.
(f)Sellers or their Affiliates (as determined after the Closing Date) shall be solely responsible for satisfying the notice and coverage requirements of COBRA for all individuals who are “M&A qualified beneficiaries” as such term is defined in Treasury Regulation Section 54.4980B-9 as current or former employees of the Purchased Companies or the Purchased Subsidiary (or their beneficiaries) as a result of qualifying events under COBRA that occur before the Closing.
(g)Buyer, the Purchased Companies or the Purchased Subsidiary, as applicable, shall provide (or cause their applicable Affiliate to provide) any required notice under and otherwise comply with the WARN Act, with respect to any event or circumstances affecting Continuing Business Employees after the Closing. For the ninety (90)-day period following the Closing Date, Buyer shall not take or cause to be taken, or omit to take, any action with respect to the

Continuing Business Employees that would cause Seller Parent, any Seller or any of their Affiliates, or any Purchased Company or the Purchased Subsidiary, to be in violation of or in default under, or otherwise trigger any liability under the WARN Act with respect to any actions thereby prior to the Closing.
(h)Buyer will pay, or will cause its Affiliate to pay, for the calendar year in which Closing occurs, the respective portion of the Accrued Pre-Closing Bonus Liability, plus any additional bonuses, if any, determined by Buyer in its sole discretion, to each applicable Continuing Business Employee at such time and in such manner as Buyer or its applicable Affiliate pays its bonuses or commissions, or the date required by Section 409A of the Code.
(i)This Section 5.07 shall be binding upon and inure solely to the benefit of each of the Parties, and nothing in this Section 5.07, expressed or implied, is intended nor shall be construed to confer upon any other Person any rights or remedies of any nature whatsoever under or by reason of this Section 5.07. Without limiting the foregoing, no provision of this Section 5.07 will create any third-party beneficiary rights in any current or former employee of Sellers or any of their respective Affiliates, any Business Employees, or Continuing Business Employees or any union (or similar employee representative body) in respect of employment, continued employment or resumed employment, compensation, benefits or any other matter. Nothing in this Agreement shall be construed as establishing or modifying any Collective Bargaining Agreement or benefit or compensation plan, program, policy, contract, agreement or arrangement.
Section 5.08.    Use of Certain Names. Promptly following the Closing, but no later than ninety (90) days after the Closing Date (subject to the proviso below), Buyer shall cause the Purchased Companies and the Purchased Subsidiary to remove from their assets and properties all appearances of (a) the words “Green for Life”, “GFL Environmental”, “GFL”, “Waste Industries”, “WI”, “County Waste”, “County” or any variation, derivation, abbreviation or extension of any of the foregoing owned by Seller Parent, Sellers or any of their respective Affiliates and (b) all other corporate names, brand names, trade names, trademarks, service marks, logos and trade dress (including the green color that is currently used by Sellers and their Affiliates on their trucks and other assets) owned by Seller Parent, Sellers or any of their respective Affiliates, including those that are set forth on Schedule 5.08 ((a) and (b), collectively, the “Seller Marks”); provided, however, that any such removal of the Seller Marks that appear on (i) any trucks shall be completed no later than twelve (12) months after the Closing Date and (ii) any rolling bins, containers or carts shall be completed no later than eighteen (18) months after the Closing Date. From and after the Closing, subject to the foregoing transition periods, Buyer shall not, and shall cause the Purchased Companies, the Purchased Subsidiary and its and their Affiliates not to use the Seller Marks and Buyer acknowledges that it, its Affiliates, the Purchased Companies and the Purchased Subsidiary have no rights whatsoever to use the Seller Marks, except in a manner that would constitute a “fair use” under applicable Law. Promptly following the Closing, but no later than ninety (90) days after the Closing Date, Buyer shall cause each Purchased Company whose legal name contains a Seller Mark to take all actions necessary to change its legal name such that it does not include a Seller Mark. To the extent any such name change requires a filing with, or certificate or other instrument from, a Governmental

Authority in order to be effective, Buyer shall, and shall cause each such Purchased Company to, make all such filings as soon as reasonably possible, and in any event within ninety (90) days after the Closing Date, and to use its commercially reasonable efforts to obtain as expeditiously as reasonably practicable all such certificates or instruments. Subject to Section 5.12(e), Buyer also agrees to, within ninety (90) days following the Closing Date, (x) file appropriate documents evidencing the transfer of any Permits to Buyer pursuant to this Agreement (indirectly pursuant to the sale of a Purchased Company or the Purchased Subsidiary), including any required filing with any Governmental Authority and (y) submit permit modifications to change the name of any of such Permits such that they do not identify Sellers or any of their respective Affiliates, or otherwise contain any Seller Marks.
Section 5.09.    Support Obligations. With respect to each Support Obligation, (a) Buyer shall use its commercially reasonable efforts prior to the Closing to (i) obtain credit support arrangements in substitution of the Support Obligations (but only to the extent such Support Obligation is required in order to procure the release contemplated by the immediately succeeding clause (ii) and only to the extent of such requirement) and (ii) procure that Seller Parent, Sellers and their respective Affiliates and, where applicable, their respective sureties or letter of credit issuers, be fully and unconditionally released from their respective obligations under the Support Obligations, in form and substance reasonably satisfactory to Seller Parent, and (b) if Buyer is not successful, following the use of commercially reasonable efforts, in obtaining the complete and unconditional release of Seller Parent, Sellers and their respective Affiliates from any such Support Obligations as of the Closing (each such Support Obligation until such time as such Support Obligation is fully and unconditionally released, a “Continuing Support Obligation”), then from and after the Closing, (i) Buyer shall continue to use commercially reasonable efforts to obtain promptly the full and unconditional release of Seller Parent, Sellers and their respective Affiliates and, where applicable, their respective sureties or letter of credit issuers, from each Continuing Support Obligation, (ii) Buyer shall indemnify Seller Parent, Sellers and their respective Affiliates for all Losses incurred by any of Seller Parent, Sellers or their respective Affiliates in connection with each Continuing Support Obligation, to the extent such Losses result from the operation of the Business by Buyer or any of its Affiliates after the Closing and (iii) Buyer shall not, and shall cause the Purchased Companies and the Purchased Subsidiary not to, effect any amendments or modifications or any other changes to any Contracts or obligations to which any of the Continuing Support Obligations relate that would reasonably be expected to materially increase the Liability of any of Seller Parent, Sellers or their respective Affiliates under any Continuing Support Obligations without Seller Parent’s prior written consent. Schedule 2.07(c) shall be amended by Seller Parent from time to time during the Interim Period to add all additional Ordinary Course performance bonds or parent guaranties relating solely to the Business, and upon any such performance bond or parent guaranty being added to Schedule 2.07(c) in accordance with the foregoing, such performance bond or parent guaranty shall be deemed to be a Support Obligation for all purposes of this Agreement.
Section 5.10.    Representation and Warranty Policy. It is acknowledged and agreed that in connection with the execution and delivery of this Agreement, Buyer has obtained or will obtain substantially concurrently with the execution of this Agreement a buyer-side representation and warranty insurance policy (the “R&W Insurance Policy”) insuring Buyer for losses due to breaches of representations and warranties of Sellers under Article II and Article III of this Agreement, and which R&W Insurance Policy provides that (i) except in the event of Fraud by any of the Seller Parties, the insurer has waived any right of subrogation against any of the Seller Parties in connection with this Agreement and the Purchase and Sale and (ii) the Seller Parties are express third-party beneficiaries of such waiver. The cost of the R&W Insurance Policy and any fees and costs associated therewith shall be borne solely by Buyer. Buyer (on behalf of itself and its Affiliates) agrees not to seek to make, enter into or consent to, any amendment, modification or waiver to the R&W Insurance Policy in a manner adverse to the Seller Parties without the prior written consent of Seller Parent. Attached as Annex G hereto is a true, correct and complete copy of the R&W Insurance Policy in the form attached to the binder for the R&W Insurance Policy issued as of the date hereof.
Section 5.11.    Tax Matters.
(a)Tax Returns. Seller Parent shall have the exclusive right to prepare and file all Tax Returns relating to a Parent Group in its sole discretion (provided, however, for the avoidance of doubt, no election pursuant to Treasury Regulation Section 1.1502-76(b)(2)(ii) to rateably allocate items with respect to the Purchased Subsidiary may be made without the consent of each of Seller Parent and Buyer, not to be unreasonably withheld, conditioned or delayed). Buyer shall be responsible for preparation and filing of all other Tax Returns of the Purchased Companies and the Purchased Subsidiary required to be filed after the Closing Date; provided, however, that Buyer shall provide a draft to Seller Parent of any Tax Return reporting a Tax liability for which any Buyer Indemnified Party seeks indemnity from any Seller Party pursuant to this Agreement no less than thirty (30) days in the case of any income Tax Return or as soon as reasonably practicable in the case of any non-income Tax Return prior to filing, for Seller Parent’s review and comment and Buyer shall incorporate any comments reasonably requested by Seller Parent with respect to the portion of such Tax Return that relates to a Pre-Closing Tax Period or Taxes for which any Seller or Seller Parent are liable under this Agreement.
(b)Tax Controversies; Assistance and Cooperation.
(i)Seller Parent shall control all matters, disputes and Proceedings relating to a Parent Group (or Taxes or Tax Returns with respect thereto) in its sole discretion. Seller Parent shall also have the right to control any other Tax matter, dispute or other Proceeding (a “Tax Claim”) with respect to the Purchased Companies and the Purchased Subsidiary if such Tax Claim relates to Tax periods ending on or before the Closing Date; provided, Seller Parent shall keep Buyer informed regarding material developments with respect thereto (including by providing Buyer copies of written correspondence with respect thereto), Buyer shall be entitled to participate in the conduct thereof at its own cost and expense, and Seller Parent shall not settle or compromise such Tax Claim or portion thereof without the prior written consent of Buyer (not to be unreasonably withheld, conditioned or delayed). Buyer shall have the right to control any Tax Claim with respect to the Purchased Companies and the Purchased Subsidiary not governed by the preceding two sentences (including any Tax Claim with respect to any Straddle Period); provided, if and to the extent that such Tax Claim would result in Taxes for which Sellers or Seller Parent would be responsible under applicable Law or pursuant to this Agreement, Buyer shall keep Seller Parent informed regarding material developments with respect thereto (including by providing Seller Parent copies of written correspondence with respect thereto), Seller Parent shall be entitled to participate in the conduct thereof at its own cost and expense, and Buyer shall not settle or compromise such Tax Claim or portion thereof without the prior written consent of Seller Parent (not to be unreasonably withheld, conditioned or delayed).
(ii)If Buyer or any of the Purchased Companies or the Purchased Subsidiary receives notice of a claim by a taxing authority in respect of Taxes for which Sellers are responsible under applicable Law or pursuant to this Agreement, then Buyer shall promptly give written notice to Seller Parent of such claim. If Seller Parent receives notice of a claim by a taxing authority in respect of Taxes for which Buyer or any of the Purchased Companies and the Purchased Subsidiary is responsible, then Seller Parent will promptly give written notice to Buyer of such claim.
(c)Transfer Taxes. Buyer, on the one hand, and Seller Parent, on the other hand, shall each be responsible for fifty percent (50%) of all transfer, documentary, sales, use stamp, registration and other similar Taxes, and any conveyance fees or recording charges (collectively, “Transfer Taxes”) incurred in connection with the transactions contemplated by this Agreement. Buyer and Seller Parent shall cooperate in preparing and timely filing any necessary Tax Returns with respect to such Transfer Taxes, including, if required by applicable Law, joining in the execution of any such Tax Returns.
(d)Cooperation. Seller Parent and Buyer shall cooperate (and cause their employees, agents and Affiliates to cooperate) with each other and each other’s agents, including accounting firms and legal counsel, to the extent reasonably requested by the other Party in connection with Tax matters relating to the Purchased Companies or the Purchased Subsidiary. Such cooperation shall include making non-privileged information and documents in its possession available to the other Party, to the extent reasonably pertinent and necessary in connection with such Tax matters. The Parties shall use commercially reasonable efforts to retain all Tax Returns, schedules and workpapers, and all material records and other documents relating thereto, in each case, with respect to the Purchased Companies or the Purchased Subsidiary, until the expiration of the applicable statute of limitations (including, to the extent notified by any Party, any extension thereof) of the Tax period to which such Tax Returns and other documents and information relate. Any information or documents provided under this Section 5.11(d) shall be kept confidential by the Party receiving such information or documents, except as necessary in connection with the filing of Tax Returns or in connection with Proceedings relating to Taxes.
(e)Allocation. The Parties agree that the purchase and sale of the Purchased Companies pursuant to this Agreement is intended to be treated for U.S. federal and applicable state income Tax purposes as a purchase and sale of the assets of the Purchased Companies, and accordingly the Parties agree to allocate the Closing Purchase Price (and any other amounts treated as consideration for U.S. federal income tax purposes) among the assets of the Purchased Companies in accordance with applicable Tax Law. Within ninety (90) days following the Closing Date, Buyer shall deliver to Seller Parent, for review and comment, a schedule setting forth an allocation (the “Purchase Price Allocation”) of the Closing Purchase Price (and any other amounts treated as consideration for U.S. federal income tax purposes) among the assets of the Purchased Companies in accordance with Section 1060 of the Code and the Treasury Regulations thereunder. Seller Parent shall provide any comments to the allocation to Buyer within 30 days of receipt of the Purchase Price Allocation. Buyer and Seller Parent shall use good faith efforts to resolve any dispute regarding the preparation of the allocation. The allocation as finally agreed to by Buyer and Seller Parent is referred to as the “Final Purchase Price Allocation”; provided to the extent that the Parties are not able to mutually agree, then each Party (and its respective Affiliates) shall be entitled to report the allocation of the Closing Purchase Price (and any other amounts treated as consideration for U.S. federal income Tax purpose) among the assets of the Purchased Companies as such Party sees fit. If the Parties are able to mutually agree on the Purchase Price Allocation, the Parties shall each file their Tax Returns (and IRS Form 8594, if applicable) on the basis of the Final Purchase Price Allocation and no Party shall thereafter take a Tax Return position or any other position for applicable Tax purposes that is inconsistent with the Final Purchase Price Allocation unless otherwise required pursuant to a final “determination” as defined in Section 1313 of the Code; provided, however, that this Section 5.11(e) shall not prevent the Parties or any of their respective Affiliates from settling, or require any of them to litigate, any challenge, adjustment, proposed deficiency, suit or other Proceeding by a Governmental Authority with respect to the Final Purchase Price Allocation.
(f)Post-Closing Actions. Buyer shall not, and shall cause its Affiliates (including the Purchased Companies and the Purchased Subsidiary) not to, at any point after the Closing, (a) make any amendment of any Tax Returns with respect to the Purchased Companies or the Purchased Subsidiary for any Pre-Closing Tax Period, (b) make, change or revoke any Tax election (including any entity classification election pursuant to Treasury Regulations Section 301.7701-3 with respect to any of the Purchased Companies or the Purchased Subsidiary, which election would be effective on or prior to the Closing Date, or any election pursuant to Section 338 of the Code (or any similar provision of Law) with respect to the transactions contemplated by this Agreement) or accounting method with respect to the Purchased Companies or the Purchased Subsidiary with respect to, or that has retroactive effect to, any Pre-Closing Tax Period, (c) enter into a voluntary disclosure or similar agreement with a taxing authority, or initiate contact with a taxing authority with the intention of entering into such agreement, in each case with respect to the Purchased Companies or the Purchased Subsidiary with respect to a Pre-Closing Tax Period, (d) file Tax Returns for a Pre-Closing Tax Period in a manner inconsistent with past practice or in a jurisdiction where any Purchased Company or the Purchased Subsidiary has not historically filed Tax Returns, (e) take any action or enter into any transaction after the Closing on, or effective as of, the Closing Date that is outside the Ordinary Course with respect to any of the Purchased Companies or the Purchased Subsidiary, or (f) carry back any item of loss, deduction or credit of the Purchased Subsidiary that arises in any taxable period beginning after the Closing Date into any Pre-Closing Tax Period, in each case, if such action could reasonably be expected to result in any Taxes for which any Seller or Seller Parent are liable under this Agreement or otherwise impact any Seller, Seller Parent or any of their respective Affiliates (including any Parent Group Taxes), without the prior written consent of Seller Parent (not to be unreasonably withheld, conditioned, or delayed).
(g)Termination of Tax Sharing Agreements. All Tax sharing agreements or similar arrangements between any Purchased Company or the Purchased Subsidiary, on the one hand, and any Seller or any of its Affiliates (other than a Purchased Company or the Purchased Subsidiary), on the other hand, shall be terminated prior to the Closing Date and, after the Closing Date, Buyer, the Purchased Companies, the Purchased Subsidiary and their Affiliates shall not be bound thereby or have any liability thereunder.
(h)Allocation of Straddle Period Taxes. For purposes of this Agreement, Taxes with respect to any Straddle Period shall (i) in the case of real property, personal property and other similar ad valorem Taxes (collectively, “Property Taxes”), be prorated between the portion of such Straddle Period ending on the Closing Date and the portion of such Straddle Period beginning on the day after the Closing Date based on the relative number of days in each such portion and (ii) in the case of other Taxes, be allocated between the portion of such Straddle Period ending on the Closing Date and the portion of such Straddle Period beginning on the day after the Closing Date based on a hypothetical closing of the books as of the Closing Date.
(i)Certain Tax Elections. The applicable member of the Parent Group will make a timely and valid election (including a protective election) under Treasury Regulation Section 1.1502-36(d)(6)(i)(A) to reduce the basis in the shares of the Purchased Subsidiary in an amount sufficient to avoid any reduction in the Tax attributes of the Purchased Subsidiary under Treasury Regulation Section 1.1502-36. No member of the Parent Group will make any election pursuant to Treasury Regulation Section 1.1502-36(d)(6)(i)(B) (relating to reattribution of Tax attributes) or Treasury Regulation Section 1.1502-96(d)(5) (relating to reattribution of Section 382 limitation).
(j)Tax Refunds. All Tax Refunds, net of the amount of any out-of-pocket costs, expenses and Taxes incurred by Buyer and its Affiliates in connection with claiming or obtaining such Tax Refunds, shall be for the account of the Seller Parties, except to the extent such Tax Refund was taken into account as an asset in Closing Date Current Assets, as finally determined. The Buyer shall, upon the request of Seller Parent, cause the Purchased Companies and the Purchased Subsidiary to use commercially reasonable efforts to file a claim for and obtain any such Tax Refund. Promptly upon receipt by the Purchased Companies, the Purchased Subsidiary, the Buyer or its Affiliates of any Tax Refund, the Buyer shall pay over, by wire transfer of immediately available funds, the portion of any such Tax Refund to which the Seller Parties are entitled pursuant to this Section 5.11(j), to the Seller Parent (for the benefit of the Seller Parties). Each such Tax Refund will be considered to be realized (i) on the date on which such Tax Refund is received as a refund of Taxes, or (ii) to the extent that the Tax Refund is not received as a refund of Taxes but rather applied as a credit to reduce other Taxes payable, on the due date (taking into account extensions) of the Tax Return that reflects such reduction in liability for Taxes.

Section 5.12.    Further Assurances; Transfer of Assets; Retained Liabilities; Cash Sweep; Wrong Pockets; Aged Accounts Receivable.
(a)Each Party agrees that, from time to time after the Closing, it will execute and deliver, or cause its respective Affiliates to execute and deliver, such further instruments, and take (or cause their respective Affiliates to take) such other action, as may be reasonably necessary to carry out the purposes and intents of this Agreement.
(b)Sellers or their Affiliates shall, and shall cause the Business, the Purchased Companies and the Purchased Subsidiary to, prior to or substantially contemporaneously with the Closing, (i) assign or transfer all of their respective rights, title and interests in and to any Excluded Assets and Retained Liabilities to Sellers or their designees (which designee shall not be any Purchased Company or the Purchased Subsidiary), and Sellers or such designees shall assume, pay and satisfy in the Ordinary Course, in each case without further recourse to Buyer or its Affiliates (including the Purchased Companies and the Purchased Subsidiary), the Retained Liabilities; (ii) assign or transfer the employment of each Business Employee not then employed by a Purchased Company or Purchased Subsidiary to a Purchased Company or Purchased Subsidiary (as elected by Buyer); and (iii) dividend or otherwise distribute all cash and cash equivalents of the Purchased Companies and the Purchased Subsidiary to Sellers.
(c)To the extent that, following the Closing, Buyer or Sellers discover that (i) an Excluded Asset or Retained Liability was retained by a Purchased Company or the Purchased Subsidiary or otherwise inured to Buyer or any of its Affiliates, or was acquired by or conveyed to Buyer by virtue of Buyer’s acquisition of the Purchased Equity Interests hereunder, then Buyer shall, or shall cause its Affiliates (including the Purchased Companies and the Purchased Subsidiary) to, as applicable, convey, transfer, assign and surrender possession of such Excluded Asset or Retained Liability to Sellers or their designees without any consideration therefor, and Seller shall, or shall cause such designee to, accept such Excluded Asset and assume such Retained Liability (after which such Excluded Asset or Retained Liability shall be subject to Section 5.12(b) as though it had been transferred before the Closing) or (ii) a Business Asset was not acquired by or conveyed to a Purchased Company or the Purchased Subsidiary by virtue of Buyer’s acquisition of the Purchased Equity Interests hereunder, then Seller Parent shall, or shall cause its Affiliates to (at Seller’s sole expense), as applicable, convey, transfer, assign and surrender possession of such Business Asset to Buyer, the Purchased Companies or the Purchased Subsidiary or their designees without any consideration therefor.
(d)If Buyer or any Affiliate of Buyer (including, for the avoidance of doubt, the Purchased Companies and the Purchased Subsidiary) receives any payment with respect to any of the Excluded Assets after the Closing Date, Buyer agrees to promptly remit (or cause to be promptly remitted) such funds to Seller Parent to the extent related to such Excluded Asset, and Seller Parent shall cause Buyer to be reimbursed for its reasonable third-party expenses incurred in connection therewith. If Seller Parent, any Seller or any of their respective Affiliates receives any payment with respect to any of the Current Assets, or with respect to any of the Business Assets or the Business that relates to the operation of the Business after the Closing Date (other than any payment with respect to any (i) Excluded Asset, (ii) Retained Liability, (iii) Support

Obligation or any other assets of Seller Parent and its Affiliates or (iv) item taken into account as a reduction in the calculation of the Closing Purchase Price), Seller Parent agrees to promptly remit (or cause to be promptly remitted) such funds to Buyer, and Buyer shall cause Seller Parent to be reimbursed for its reasonable third-party expenses incurred in connection therewith.
(e)Notwithstanding anything in this Agreement to the contrary, this Agreement shall not constitute an agreement to assign or transfer any interest in any Contract, Permit or other asset to the extent the transactions contemplated hereby, without the consent, approval or waiver of a third party would (i) conflict with or result in a breach or violation of, (ii) constitute a default under (whether with or without the passage of time, the giving of notice or both), (iii) result in the creation of any Lien on any Sellers’ assets pursuant to, (iv) give any third party the right to modify, terminate or accelerate, or cause or result in any modification, termination or acceleration of, any obligation under or (v) create any right to payment or any other right (concurrently or with the passage of time or upon the occurrence of one or more events or conditions) pursuant to, such Contract, Permit or other asset (such asset, a “Non-Assignable Asset”), unless and until such consent, approval or waiver is obtained. Following the Closing, until such consent, approval or waiver is obtained, the Parties shall, and shall cause their respective Affiliates to, cooperate with each other, to the extent permitted by such Non-Assignable Asset and applicable Law, and use commercially reasonable efforts to provide a mutually agreeable arrangement intended to both (x) provide Buyer, to the fullest extent practicable, the claims, rights and benefits of any such Non-Assignable Assets to the extent related to the Business and (y) cause Buyer to assume and bear all costs and Liabilities thereunder to the extent related to the Business (other than any Retained Liabilities and any Liability arising out of an action or omission of Seller Parent or any of its post-Closing Affiliates) from and after the Closing (and, for the avoidance of doubt, in a manner that puts each Party in the same economic position such Party would have been in had such Non-Assignable Asset been assigned or transferred, directly or indirectly, to Buyer at Closing) (including by means of any subcontracting, sublicensing or subleasing arrangement). Notwithstanding the foregoing, Buyer expressly acknowledges that no condition shall be deemed not satisfied as a result of the failure to obtain any such consent, approval or waiver with respect to a Non-Assignable Asset.
(f)From and after the Closing, Buyer shall, and shall cause its Affiliates to, use commercially reasonable efforts, in a manner consistent with the practices of Buyer and its Affiliates with respect to its accounts receivable aged greater than 90 days, to collect all Accounts Receivable in respect of active accounts aged greater than 90 days (the “Aged A/R”). The following provisions shall apply with respect to the Aged A/R and such collection activities:
(i)Buyer and Seller Parent shall consult each other in good faith in respect of any such collection activities (including with respect to any reduction in the Aged A/R by the use of credit or offset available to the counterparty thereof); provided, however, that in the case of any dispute between Buyer and Seller Parent regarding such activities, Buyer’s determination shall control.

(ii)Promptly following the end of each calendar month following the Closing Date, but in no event more than ten (10) Business Days thereafter, Buyer shall pay to Seller Parent an amount in cash equal to the amount collected by Buyer or its Affiliates in respect of any Aged A/R prior to the end of such calendar month (the “Aged A/R Collection Amounts”).
Section 5.13.    Non-Competition and Non-Solicitation.
(a)Seller Parent and each Seller hereby agrees that, during the period commencing on the Closing Date and expiring on the second (2nd) anniversary of the Closing Date, Seller Parent and each Seller shall not, and each of them shall cause its controlled Affiliates and its and their respective directors, officers, managers and employees acting or purporting to act on behalf of Seller Parent or its Affiliates not to, directly or indirectly, without Buyer’s prior written consent, solicit for hire or engagement, or hire or engage, any (i) individual who is a Business Employee or independent contractor of the Business as of the date hereof, as of the Closing Date, or both, or (ii) employee or independent contractor of Buyer or any of its Affiliates with whom Seller Parent, any Seller or any of their respective Affiliates, directors, officers, managers or employees came into direct contact in connection with the transactions contemplated hereby (any Person covered by (i) and (ii) hereof, a “Covered Person”), or encourage or induce any Covered Person to terminate his or her employment or engagement with the applicable member of the Buyer Group, or in any way interfere with the relationship between such Person and the applicable member of the Buyer Group; provided, however, that the foregoing solicitation restriction shall not prohibit such Seller or its controlled Affiliates from (x) (1) placing broadly disseminated general advertisements for employment not specifically directed at Business Employees or independent contractors of the Business, and (2) hiring any individual who responds to such advertisement, provided that such individual was not, during the prior six (6) months, a salaried employee of the Buyer Group, and provided that such Seller or controlled Affiliate continues to comply with the other provisions of this Section 5.13(a), or (y) soliciting for hiring or engagement or hiring or engaging any Business Employee whose employment with Buyer or its Affiliates terminated at least six (6) months prior to such solicitation or hiring.
(b)Seller Parent and each Seller hereby agrees that (A) during the period commencing on the Closing Date and expiring on the fifth (5th) anniversary of the Closing Date, Seller Parent and each Seller shall not, and each of them shall cause its controlled Affiliates and its and their respective directors, officers, managers and employees acting or purporting to act on behalf of Seller Parent or its Affiliates not to, directly or indirectly, (i) call on, solicit, or service any client, customer, supplier, vendor, licensee, licensor, franchisee, distributor, channel partner, implementation partner, professional services partner or other business relation or, to the Knowledge of Sellers as of the Closing Date, prospective client or customer of any Purchased Company or the Purchased Subsidiary, in each case, in the Geographic Region (except, in each case, in connection with Non-Competing Activities); (ii) solicit, induce or encourage any such Person to terminate its relationship with, or cease or curtail its business with, the applicable Purchased Company or the Purchased Subsidiary, or otherwise adversely interfere with the relationship between such Person and the applicable Purchased Company, the Purchased Subsidiary, or any Other Buyer Company (solely, in each case, in the Geographic Region), or knowingly attempt to do any of the foregoing; provided, however, that this clause (ii) shall not apply in the case of any such Person’s relationship with any Purchased Company, the Purchased Subsidiary, or any Other Buyer Company, with respect to Non-Competing Activities; or (iii) (x) engage or participate in any manner in, or (y) own any interest in, manage, control, consult with or render services for, or make any capital contribution to or lend or advance any funds to, any Person that engages or participates in any manner in, the Business within the Geographic Region, and (B) Seller Parent and each Seller shall not, and each of them shall cause its controlled Affiliates and any acquirer contemplated by Section 5.13(d) not to, engage in the Business in the Geographic Region under the name “Waste Industries,” “County Waste”, “Pink Trash” or using any other Seller Mark. For purposes of this Section 5.13(b), “Non-Competing Activities” shall mean the provision by Seller Parent, Sellers and their respective Affiliates of soil remediation, hazardous and non-hazardous liquid waste management, specialized services and industrial cleaning, including dredging, confined space entry, hydro-cleaning, water jetting and other projects, water treatment and recovery, emergency response and site remediation, to any Person.
(c)Seller Parent and each Seller acknowledges and agrees that (i) the Business is conducted throughout the Geographic Region, (ii) the reputation and goodwill of the Purchased Companies and the Purchased Subsidiary are an integral part of the Business’s success throughout the Geographic Region, (iii) Buyer and its Affiliates would be irreparably damaged if Seller Parent, any Seller or any of their respective Affiliates violated the provisions of this Section 5.13 or were to provide services or to otherwise participate in the operations or business of any Person engaged in the Business in violation of the provisions of this Section 5.13, and that any material competition in violation of the provisions of this Section 5.13 could result in a significant loss of goodwill by Buyer in respect of the Business, (iv) that Buyer and its Affiliates would not obtain the benefit of the bargain set forth in this Agreement as specifically negotiated by the parties thereto if Seller Parent, any Seller or any of their respective Affiliates breached the provisions of this Section 5.13, (v) the agreements contained in this Section 5.13 are an integral part of the Purchase and Sale and that, without these agreements, Buyer would not enter into this Agreement, and (vi) the character, duration, scope and territory restrictions of this Section 5.13 are reasonable in light of the circumstances as they exist on the date upon which this Agreement is executed, and the restrictions set forth in this Section 5.13 are necessary to protect the goodwill of the Business and the substantial investment made by Buyer in connection with the Purchase and Sale. If, at the time of enforcement of the covenants contained in Section 5.13(a) or Section 5.13(b) (the “Restrictive Covenants”), a court or arbitrator shall hold that the duration of the period or scope restrictions of any of the Restrictive Covenants are unreasonable or otherwise unenforceable under circumstances then existing, Seller Parent and each Seller agrees that such court or arbitrator shall be entitled to amend and substitute the applicable restrictive period or scope as it determines is enforceable under such circumstances for the stated duration or scope in the Restrictive Covenants and that, in such case, the court or arbitrator shall be allowed and directed to revise the Restrictive Covenants to cover the maximum period and scope permitted by Law. To the extent not prohibited by applicable Law, any period of violation by Seller Parent, any Seller or any of their respective controlled Affiliates of any of the provisions of this Section 5.13 (with such period of violation as determined by a final and non-appealable decision of a court of competent jurisdiction in accordance with Section 9.13) shall extend the applicable restrictive period by the period of noncompliance.

(d)Notwithstanding anything in this Agreement to the contrary, (i) if Seller Parent or any Seller undergoes a Change of Control Transaction involving an acquirer that owns (or an acquirer that is Affiliated with) one or more businesses that compete with or engage in the Business in the Geographic Region as of immediately prior to the consummation of such Change of Control Transaction, the Restrictive Covenants set forth in Section 5.13(b)(A) shall not apply to any existing businesses of such acquirer of Seller Parent or Seller in such Change of Control Transaction, or of any other Person that is or becomes an Affiliate of such acquirer as of or following the consummation of such Change of Control Transaction, and (ii) the Restrictive Covenants set forth in Section 5.13(b)(A) shall no longer be of any force and effect and the applicable restrictive period with respect to the Restrictive Covenants in Section 5.13(b)(A) shall be deemed to end immediately (but only with respect to Seller Parent or the acquired Seller) if, following any Change of Control Transaction, Seller Parent or the acquired Seller is merged, consolidated or amalgamated with and into the respective acquirer, with the acquirer surviving such merger, consolidation or amalgamation; provided, however, that this clause (ii) shall not apply if the ultimate acquirer in such Change of Control Transaction is a private equity fund or other financial investor. For purposes of this Agreement, a “Change of Control Transaction” means (A) with respect to Seller Parent and its Affiliates, any bona fide, arms’ length transaction that consists of (1) the sale of all or substantially all of the assets of Seller Parent and its Subsidiaries (taken as a whole) or (2) a stock purchase, merger, recapitalization or similar transaction involving the transfer, directly or indirectly, of greater than fifty percent (50%) of the outstanding Equity Securities of Seller Parent and its Subsidiaries and (B) with respect to any Seller and its Affiliates, any bona fide, arms’ length transaction that consists of the sale (whether through a stock purchase, merger, recapitalization, asset sale or similar transaction), directly or indirectly of all or substantially all of the assets of such Seller or Seller Parent in the United States, in the case of (A)(1), (A)(2) and (B) to a Person that is not a direct or indirect Affiliate of Seller Parent or any of its Affiliates immediately prior to the consummation of such transaction.
Section 5.14.    Insurance.
(a)Subject to Section 5.14(b), from and after the Closing Date (i) the Purchased Companies, the Purchased Subsidiary and the Business shall cease to be insured by, have access or availability to, be entitled to make claims on, be entitled to claim benefits or seek coverage under, any of Seller Parent’s or its Affiliates’ insurance policies or any of their self-insured programs and (ii) Buyer shall be solely responsible for obtaining or providing insurance coverage for the Purchased Companies, the Purchased Subsidiary and the Business for any event or occurrence after the Closing sufficient to comply with any and all of the contractual and statutory obligations of the Purchased Companies, the Purchased Subsidiary and the Business.
(b)Prior to the Closing Date, Seller Parent shall, and shall cause its Affiliates to, notify their applicable insurers in the Ordinary Course of the occurrence of any damage, loss, claim or matter that arises prior to the Closing Date with respect to any Business Asset, any Business Employee or the Business and would be covered by an Insurance Policy. In addition, from and after the Closing, upon written request of Buyer, Seller Parent shall, and shall cause its Affiliates to, at Buyer’s cost, use commercially reasonable efforts to pursue coverage and, to the extent applicable, rights to proceeds under any applicable Insurance Policy with respect to any claim or loss covered by such Insurance Policy that relates to the Business (other than with respect to any Excluded Insurance Assets), in each case, to the extent such claim or loss first arose during the period prior to the Closing (even if discovered after the Closing) and would be covered under the applicable Insurance Policy following the Closing. From and after the Closing, if and to the extent Seller Parent, any Seller or any of their Affiliates obtains any proceeds under such Insurance Policies in connection with any such pre-Closing claim or loss contemplated by the immediately preceding sentence, Seller Parent or such Seller shall pay over such proceeds, net of any increase in premiums and costs and expenses incurred in recovering such proceeds (as determined reasonably and in good faith by Seller Parent), to Buyer. Buyer acknowledges and agrees that the foregoing shall not require Seller Parent or any of its Affiliates to (i) make any payments to Buyer in respect of Losses that are (A) “self-insured” by Seller Parent or any of its Affiliates, or (B) within any applicable deductible or retention amounts under any Insurance Policy or otherwise with respect to any uninsured, uncovered, unavailable or uncollectible amounts relating to or associated with such claims, or (ii) maintain any insurance policy or any specific terms, provisions or coverage thereunder. Seller Parent and its Affiliates will retain the exclusive right to control all of their respective insurance policies and make claims under such insurance policies for their own account, including the right to exhaust, settle, release, commute, buy-back or otherwise resolve disputes with respect to any of such insurance policies.
(c)Without limiting the generality of Section 5.14(b), from and after the Closing Date, if Buyer or any Purchased Company or the Purchased Subsidiary provides written notice to Seller Parent requesting that Seller Parent report a claim under any workers compensation or automobile liability Insurance Policies in respect of, in connection with or related to a damage, loss, claim or matter that occurred prior to the Closing Date, Seller Parent shall promptly report such claim to, and use commercially reasonable efforts to resolve such claim with, the applicable insurer. Buyer agrees that the claimant in such claim shall receive all proceeds net of any deductibles or self-insured retentions under such Insurance Policies and that, without limiting Buyer’s remedies hereunder in case of a breach of any representation, warranty or covenant of Seller Parent contained herein, Buyer shall pay Seller Parent the amount of all deductibles, self-insured retentions or out-of-pocket costs or expenses in respect of such claims promptly following written notice by Seller Parent to Buyer that Seller Parent or any of its Affiliates have incurred such amounts.
Section 5.15.    Treatment of National Accounts. Sellers and their applicable Affiliates shall retain all right, title and interest in all national accounts of Sellers and their Affiliates set forth on Schedule 5.15 (collectively, the “National Accounts”), and in each case the Contracts with respect to the same. With respect to the services at locations of any such National Account that are currently serviced by the Business, from and after the Closing, Buyer (or its Affiliates) shall service such locations with respect to thereto pursuant to the Subcontract Agreement. Except as provided in this Section 5.15, Buyer shall have no other rights in such National Accounts. Schedule 5.15 may be amended by Seller Parent from time to time during the Interim Period to add any and all new national accounts or third party broker accounts of Sellers and their applicable Affiliates that are serviced by the Business, and upon any such national account or third party broker account being added to Schedule 5.15 in accordance with the foregoing, such national account or third party broker account shall be deemed to be a National Account for all purposes of this Agreement.
Section 5.16.    Confidentiality. Following the Closing, Seller Parent shall, and shall cause its Affiliates and their respective Representatives to, treat all non-public information and trade secrets relating to the Business, and Buyer shall, and shall cause its Affiliates and their respective Representatives to, treat all non-public information and trade secrets relating to Seller Parent, Sellers or their respective businesses (but, for the avoidance of doubt, excluding such information relating to the Business) obtained by such Party or its Affiliates in connection with the Purchase and Sale, as confidential, preserve the confidentiality thereof, and not use such information or trade secrets for any reason or purpose whatsoever or disclose such information or trade secrets to any Person unless such information or trade secret is (a) now or hereafter disclosed, through no act or omission of Seller Parent, Sellers, Buyer, their respective Affiliates or their respective Representatives in breach of this Agreement, in a manner making it available to the general public, (b) required by applicable Law to be disclosed. If the disclosure of such information or trade secrets is required by applicable Law by any of Seller Parent or Sellers (or their respective Affiliates or Representatives), on the one hand, or Buyer or its Affiliates or their respective Representatives, on the other hand, such Party shall, and shall cause its Affiliates and Representatives to, (i) cooperate with and provide the other Party an opportunity to object to the disclosure and shall, to the extent legally permissible, give the other Party as much prior written notice as is possible under the circumstances, (ii) only disclose such information or trade secrets as is required by applicable Law to be disclosed and (iii) use their respective commercially reasonable efforts to obtain reliable assurance that confidential treatment will be accorded to any such information or trade secrets so disclosed.
Section 5.17.    Litigation Support. Provided that Buyer has presented Seller Parent with reasonably prompt notice, in the event and for so long as Buyer or a Purchased Company or the Purchased Subsidiary is evaluating, pursuing, contesting or defending against any Proceeding in connection with an act or omission occurring on or prior to the Closing Date involving the Business, then upon the reasonable written request of Buyer, Seller Parent will (at the sole cost and expense of Buyer and its Affiliates) use commercially reasonable efforts to make available to Buyer any relevant personnel of Seller Parent and provide reasonable access to relevant books and records as may be reasonably necessary in connection therewith that are in Seller Parent’s possession; provided that the procedures with respect to access to the Excluded Books and Records under Section 5.04(d) shall apply with respect to any access or cooperation under this Section 5.17, mutatis mutandis. The foregoing sentence shall be inapplicable to any claims (a) between Seller Parent, any Seller or their Representatives or Affiliates, on the one hand, and Buyer, the Purchased Companies, the Purchased Subsidiary or their respective Representatives or Affiliates, on the other hand, or (b) that are otherwise subject to the indemnification procedures of Article VIII.
Section 5.18.    Notification of Certain Matters. During the Interim Period, each Party shall promptly deliver to the other Party notice (including a reasonably detailed description) of any fact, circumstance or development that constitutes (or would reasonably be expected to constitute or result in) any breach of any representation, warranty or covenant set forth herein, in each case, that would result in the non-satisfaction of any condition set forth in Section 6.01, Section 6.02 or Section 6.03. No such notice shall be deemed to avoid or cure any misrepresentation or breach of warranty of covenant or constitute an amendment of any representation, warranty, covenant or condition in this Agreement or the Disclosure Schedule. Notwithstanding anything to the contrary contained herein, a Party’s failure to comply with this Section 5.17 shall not, in itself, provide the other Party hereto or any of such other Party’s Affiliates with a right not to effect the Purchase and Sale.
Section 5.19.    Data Room. At least three (3) Business Days prior to the Closing, Seller Parent shall deliver (or cause to be delivered) to Buyer three (3) copies of all of the documents contained in the Data Room (including any “clean room”) as of such date (which shall include all documents uploaded to the Data Room (including any “clean room”) at any time during the diligence process relating to the transactions contemplated hereby), in the form of a USB drive maintaining the file and folder structure of the Data Room (and any such “clean room”).
Section 5.20.    Business Protective Covenants. With respect to the restrictive covenants in favor of the Business under any of the agreements set forth on Schedule 5.20 (collectively, the “Business Protective Covenants”), from and after Closing, (a) Seller Parent shall not, and shall cause its Affiliates not to, make, enter into or consent to, any amendment, modification or waiver to any Business Protective Covenant that would reasonably be expected to be adverse to any of the Buyer Parties without the prior written consent of Buyer (not to be unreasonably withheld, conditioned or delayed) and (b) upon written request of Buyer, Seller Parent shall, and shall cause its Affiliates to, at Buyer’s sole cost and expense, use commercially reasonable efforts to enforce the Business Protective Covenants on behalf of Buyer, in each case, to the extent permitted pursuant to the terms of such Business Protective Covenants and applicable Law.
Section 5.21.    Financing.
(a)Prior to the Closing Date, Seller Parent and each Seller shall, and shall cause its respective Affiliates to, use commercially reasonable efforts to provide such cooperation as may be reasonably requested by Buyer in connection with the arrangement of the Debt Financing, which shall be limited to the following:
(i)provide all documentation and other information with respect to the Purchased Companies and the Purchased Subsidiary required by bank regulatory authorities under applicable “know-your-customer” and anti-money laundering rules and regulations to the extent request at least ten (10) Business Days prior to the Closing Date;
(ii)make available, on a customary and reasonable basis and upon reasonable notice, appropriate personnel with appropriate seniority and expertise (including, without limitation, auditors of the Purchased Companies and the Purchased Subsidiary), documents and information relating to the Purchased Companies, the Purchased Subsidiary and the Business, in each case, as may be reasonably requested by Buyer or as may be requested or required by any Governmental Authority in connection with any Financing; and

(iii)permit the reasonable use by Buyer and its Affiliates of Seller Parent’s, the Purchased Companies’ and the Purchased Subsidiary’s logos, names and trademarks for syndication and underwriting, as applicable, of the Debt Financing, provided, that such logos, names and trademarks are used solely in a manner that is not intended to nor reasonably likely to harm or disparage the Seller Parent, Sellers, any of the Purchased Companies or the Purchased Subsidiary or any of their reputation or goodwill and its or their marks; provided, in each case, that (A) none of Seller Parent, Sellers, the Purchased Companies or the Purchased Subsidiary or any of their respective directors or officers shall be required to pay any commitment fee or incur any liability whatsoever in connection with, the Debt Financing, (B) nothing in this Section 5.21 shall require any cooperation or other action to the extent that it would (1) cause any condition to Closing set forth in Article VI not to be satisfied or otherwise cause any breach of this Agreement or (2) require any of the Seller Parent, Sellers, the Purchased Companies or the Purchased Subsidiary to take any action that would reasonably be expected to conflict with or violate their respective Organizational Documents or any Law, or result in the material contravention of, or result in a material violation or breach of, or default under, any material Contract, (C) the respective governing bodies of the Seller Parent, Sellers, the Purchased Companies and the Purchased Subsidiary shall not be required prior to the Closing to adopt resolutions approving the agreements, documents and instruments pursuant to which the Debt Financing is obtained and (D) none of the Seller Parent, Sellers, the Purchased Companies or the Purchased Subsidiary, or any of their respective directors, managers, officers or employees shall be required to execute any Debt Financing Documents.
(b)Buyer shall use its commercially reasonable efforts to consummate and obtain the proceeds of the Debt Financing contemplated by the Debt Financing Commitments on the terms and conditions described in the Debt Financing. Buyer shall have the right from time to time to amend, supplement, and restate or modify the Debt Financing Commitments; provided that Buyer shall not amend, supplement, or restate such bridge facility without the prior written consent of the Seller Parent (A) to add new (or materially adversely modify any existing) conditions precedent to the bridge facility to be provided under the Debt Financing as set forth in the Debt Financing Commitments as in effect on the date hereof, (B) reduce the aggregate amount of the Debt Financing Commitments (except as provided therein), or (C) in any other manner that would reasonably be expected to prevent or materially impede or delay the consummation of the Purchase and Sale and the other Transactions or the funding of the Debt Financing as set forth in the Debt Financing Commitments.
(c)Notwithstanding the forgoing, Buyer shall have the right to reduce or amend the Debt Financing Commitments, substitute cash and/or the net cash proceeds received by Buyer from consummated offerings or other incurrences of debt (including notes) or equity securities by Buyer for all or any portion of the Debt Financing; provided, that (w) to the extent any such debt has a scheduled special or mandatory redemption right, such right is not exercisable prior to the earlier of the consummation of the transactions contemplated hereby on the Closing Date, the termination of this Agreement or the Termination Date as applicable, (x) such offering or other incurrence of debt does not result in a material breach or default under, or violation of, the

Commitment Letter (to the extent it remains in effect following such substitution), and (y) the aggregate amount of the Debt Financing committed under the Commitment Letter, together with other cash and cash equivalents available to Buyer, is or will be sufficient to pay all amounts required to be paid to the Seller in connection with the Transactions. Nothing in this Section 5.21(b) or any other provision of this Agreement shall require, and in no event shall the “commercially reasonable efforts” of Buyer be deemed or construed to require Buyer to waive any term or condition of this Agreement or to pay any fees or other amounts in excess of those contemplated by any Commitment Letter and any related Fee Letter or commence any legal action or proceeding against any Financing Source.
(d)Buyer shall provide to Seller Parent, upon request, copies of all agreements and other documents relating to the Debt Financing (solely, in the case of any fee letter, with the fee amounts, dates, pricing caps, any market flex and other economic terms redacted) and shall keep Seller Parent reasonably informed in respect of the Debt Financing.
(e)Notwithstanding anything to the contrary herein, it is understood and agreed that the condition precedent set forth in Section 6.02(b), as applied to Seller Parent’s and Sellers’ obligations under this Section 5.21, shall be deemed to be satisfied unless the Debt Financing has not been obtained as a direct result of Seller Parent’s or any Seller’s willful breach of its obligations under this Section 5.21. Notwithstanding anything to the contrary herein, it is understood and agreed that the condition precedent set forth in Section 6.03(b), as applied to Buyer’s obligations under this Section 5.21, shall be deemed to be satisfied if the consideration for the Equity Interests hereunder is paid to Seller as required under this Agreement.
(f)Notwithstanding anything to the contrary in this Agreement or in the Confidentiality Agreement, Buyer shall be permitted to disclose (i) nonpublic or otherwise confidential information regarding the Purchased Companies and Purchased Subsidiaries to Financing Sources, and to rating agencies and prospective lenders and investors during syndication of any Debt Financing subject to their entering into customary confidentiality undertakings with respect to such information (including through a notice and undertaking in a form customarily used in confidential information memoranda, private placement memoranda, offering memoranda and/or lender and investor presentations), and (ii) the Financial Accounts, other financial statements and information of the Purchased Companies and the Purchased Subsidiaries and pro forma financial information provided to any Financing Source and prospective lenders and investors under any prospectuses, private placement memoranda, lender and investor presentations, offering documents, bank information memoranda, rating agency presentations, confidential information memoranda or other syndication materials or similar documents prepared in connection with any financing sought or obtained by Buyer in connection with the transactions contemplated by this Agreement.
(g)Buyer shall indemnify, defend and hold harmless Seller Parent, Sellers, their Subsidiaries, their Affiliates, and their respective directors, officers, employees, equityholders, agents and representatives, from and against any liability, obligation or loss suffered or incurred by them in connection with the arrangement of the Debt Financing, any information provided in connection therewith and any misuse of the logos or marks of Seller Parent and the Purchased

Companies and the Purchased Subsidiary. Buyer shall promptly reimburse Seller Parent, Sellers, their Subsidiaries and their Affiliates for all reasonable and documented out-of-pocket costs and expenses incurred by the them or their respective directors, officers, employees, equityholders, agents and other representatives in connection with this Section 5.21 (including reasonable professional fees and expenses of accountants, legal counsel and other advisors).
Section 5.22.    Real Property Matters. During the Interim Period, at such times as are mutually agreed between Seller Parent and Buyer acting reasonably and in good faith, Seller Parent shall, and shall cause its Affiliates to, use commercially reasonable efforts to obtain: (a) a fully executed copy of that certain lease agreement for that certain property with a street address of 1184 Brislin Road, Stroudsburg, PA (the “Signed Brislin Lease”), an unexecuted copy of which is located in the Data Room (as document number 3.5.2.1.2.1); and (b) a written easement in recordable form granting County Waste of Pennsylvania, LLC access across the unimproved roads that the Business has historically been using to access Gold Star Highway from the parcel it leases pursuant to that certain Sublease Agreement, dated November 3, 2015, between North Schuylkill Transfer Station, LLC, as sublandlord, and County Waste of Pennsylvania, LLC, as subtenant (the items in clauses (a) and (b), the “Real Property Items”). To the extent Seller Parent or any of its Affiliates is required to (i) pay any consideration to any Person for the purpose of obtaining any Real Property Items, (ii) pay any costs or expenses of any Person in connection with obtaining any Real Property Items (other than de minimis administrative costs or expenses), (iii) agree to any adverse amendment with respect to any Real Property Items or (iv) agree to any concession with any Person in connection with the Real Property Items, Seller Parent shall notify Buyer thereof and, if Buyer agrees to be responsible for such payments, amendments or concessions, Seller Parent shall take such actions in furtherance of obtaining the Real Property Items.
Section 5.23.    Remediation Matters. With respect to each Special Indemnity Matter set forth on Schedule 8.02(d), during the Interim Period, Seller Parent shall, and shall cause its Affiliates to, take the respective corrective action set forth on Schedule 5.23 opposite such Special Indemnity Matter (the “Specified Corrective Actions”). In taking the Specified Corrective Actions, Seller Parent shall (i) consult with Buyer and consider in good faith any reasonable recommendations or proposals made by Buyer with respect thereto and (ii) employ good industry practice in connection with the performance of such Specified Corrective Actions, consistent with the continued commercial or industrial use of the applicable property.
ARTICLE VI.
CONDITIONS TO OBLIGATIONS.
Section 6.01.    Conditions to Obligations of the Parties. The obligations of the Parties to consummate, or cause to be consummated, the Purchase and Sale are subject to the satisfaction of the following conditions, any one or more of which may be waived in writing by Buyer and Seller Parent:
(a)All waiting periods (and any extension thereof) under the HSR Act applicable to the Purchase and Sale shall have expired or been terminated.

(b)There shall not be in effect any Governmental Order or Law restraining, enjoining or prohibiting the consummation of the transactions contemplated by this Agreement.
Section 6.02.    Conditions to Obligation of Buyer. The obligations of Buyer to consummate, or cause to be consummated, the Purchase and Sale are subject to the satisfaction of the following additional conditions, any one or more of which may be waived in writing by Buyer:
(a)Each of the representations and warranties of Sellers and Seller Parent contained in this Agreement (other than the Seller Fundamental Representations and the representations and warranties contained in Section 2.19(a)), disregarding all qualifications contained herein relating to materiality or Material Adverse Effect, shall be true and correct as of the Closing Date, as if made anew at and as of that date, except with respect to representations and warranties which speak as to an earlier date, which representations and warranties shall be true and correct at and as of such date, except for any inaccuracy or omission that, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect. The representations and warranties of Sellers contained in Section 2.19(a) shall be true and correct as of the Closing Date, as if made anew at and as of that date. Each of the Seller Fundamental Representations shall be true and correct in all respects (subject to any materiality and similar qualifiers contained therein) as of the Closing Date, as if made anew at and as of that date, except with respect to Seller Fundamental Representations which speak as to an earlier date, which representations and warranties shall be so true and correct at and as of such date, except for changes after the date hereof which are expressly permitted by this Agreement.
(b)Each of the covenants of Sellers and Seller Parent to be performed or complied with at or prior to the Closing shall have been performed or complied with in all material respects.
(c)From the date of this Agreement there shall not have occurred and be continuing a Material Adverse Effect.
(d)Seller Parent shall have delivered or caused to be delivered all of the closing deliveries set forth in Section 1.04(b).
Section 6.03.    Conditions to the Obligations of Seller Parent and Sellers. The obligation of Sellers and Seller Parent to consummate the Purchase and Sale is subject to the satisfaction of the following additional conditions, any one or more of which may be waived in writing by Seller Parent:
(a)Each of the representations and warranties of Buyer contained in this Agreement, disregarding all qualifications contained herein relating to materiality or Buyer Material Adverse Effect, shall be true and correct as of the Closing Date, as if made anew at and as of that date, except with respect to representations and warranties which speak as to an earlier date, which representations and warranties shall be true and correct at and as of such date, except for any inaccuracy or omission that has not had a Buyer Material Adverse Effect.

(b)Each of the covenants of Buyer to be performed or complied with at or prior to the Closing shall have been performed and complied with in all material respects.
(c)Buyer shall have delivered, caused to be delivered, or be ready, willing and able to deliver to Seller Parent all of the closing deliveries set forth in Section 1.04(c).
Section 6.04.    Waiver of Conditions; Frustration of Conditions. All conditions to the Closing shall be deemed to have been satisfied or waived from and after the Closing, notwithstanding the fact that prior to Closing any one or more of them may not have been satisfied.
ARTICLE VII.
TERMINATION; EFFECTIVENESS
Section 7.01.    Termination. Prior to the Closing, this Agreement may be terminated and the Purchase and Sale abandoned:
(a)by written consent of Seller Parent and Buyer;
(b)by Seller Parent or Buyer if any Governmental Authority having competent jurisdiction has issued a final, non-appealable Governmental Order (other than a temporary restraining order) permanently enjoining or prohibiting any of the transactions contemplated by this Agreement;
(c)by written notice to Seller Parent from Buyer if:
(i)there is any breach of any representation, warranty, covenant or agreement on the part of Sellers or Seller Parent set forth in this Agreement, such that the conditions specified in Section 6.02(a) or Section 6.02(b) would not be satisfied at the Closing (a “Terminating Seller Breach”), except that, if such Terminating Seller Breach is curable by any of Sellers or Seller Parent through the exercise of their respective reasonable best efforts, then, for a period of up to thirty (30) days (or any shorter period of the time that remains between the date Buyer provides written notice of such breach and the Termination Date) after receipt by Seller Parent of notice from Buyer of such Terminating Seller Breach (the “Seller Cure Period”), such termination shall not be effective, and such termination shall become effective only if the Terminating Seller Breach is not cured within the Seller Cure Period; provided that this right of termination shall not be available to Buyer if Buyer is then in material breach of any of its representations, warranties, covenants or agreements contained in this Agreement; or
(ii)the Closing has not occurred on or before 5:00 p.m. (Eastern time) on August 1, 2023 (the “Termination Date”); provided, however, that the right of termination of this Agreement pursuant to this Section 7.01(c)(ii) shall not be available to Buyer if Buyer’s failure to comply with its obligations under this Agreement is the primary cause of the failure of the Closing to occur before such date; and provided further, however, that the Termination Date shall automatically be extended by the applicable period of time if the only reason the Closing has not occurred on or before the Termination Date is to comply with the written request of Seller Parent or Buyer to consummate the Closing on the first (1st) Business Day of the following month under Section 1.04(a); or
(d)by written notice to Buyer from Seller Parent if:
(i)there is any breach of any representation, warranty, covenant or agreement on the part of Buyer set forth in this Agreement, such that the conditions specified in Section 6.03(a) or Section 6.03(b) would not be satisfied at the Closing (a “Terminating Buyer Breach”), except that, if any such Terminating Buyer Breach is curable by Buyer through the exercise of its reasonable best efforts, then, for a period of up to thirty (30) days (or any shorter period of the time that remains between the date Seller Parent provides written notice of such breach and the Termination Date) after receipt by Buyer of notice from Seller Parent of such Terminating Buyer Breach (the “Buyer Cure Period”), such termination shall not be effective and such termination shall become effective only if the Terminating Buyer Breach is not cured within the Buyer Cure Period; provided that this right of termination shall not be available to Seller Parent if Sellers are then in material breach of any of their representations, warranties, covenants or agreements contained in this Agreement; or
(ii)the Closing has not occurred on or before the Termination Date; provided that the right of termination of this Agreement pursuant to this Section 7.01(d)(ii) shall not be available to Seller Parent if any of Seller Parent’s or Sellers’ failure to comply with their obligations under this Agreement is the primary cause of the failure of the Closing to occur before such date; and provided further, however, that the Termination Date shall automatically be extended by the applicable period of time if the only reason the Closing has not occurred on or before the Termination Date is to comply with the written request of Seller Parent or Buyer to consummate the Closing on the first (1st) Business Day of the following month under Section 1.04(a).
Section 7.02.    Effect of Termination. Except as otherwise set forth in this Section 7.02, in the event of the termination of this Agreement pursuant to Section 7.01, this Agreement shall forthwith become void and have no effect, without any liability on the part of any Party or its respective Affiliates, officers, directors, members or stockholders, other than liability of Sellers or Seller Parent, on the one hand, or Buyer, on the other hand, as the case may be, for any willful breach of this Agreement occurring prior to such termination; provided, however, that, for the avoidance of doubt, a failure of Buyer to consummate the Purchase and Sale in breach of this Agreement under circumstances in which the Closing would otherwise be required to occur (including because all of the conditions to the Closing have been satisfied), but proceeds of the Debt Financing (or any alternative financing) were not available to Buyer, shall be deemed to be willful in any event. The provisions of Section 5.04 (solely as relating to indemnification obligations), Section 5.21(g), this Section 7.02 and Article IX (collectively, the “Surviving Provisions”) and the Confidentiality Agreement, and any other Section or Article of this Agreement referenced in the Surviving Provisions which are required to survive in order to give appropriate effect to the Surviving Provisions, shall, in each case, survive any termination of this Agreement.
ARTICLE VIII.
INDEMNIFICATION
Section 8.01.    Survival. The Parties, intending to modify any applicable statute of limitations, agree that the representations and warranties in this Agreement and in any certificate delivered pursuant hereto shall survive the Closing and remain in full force and effect as follows: (a) the Seller Fundamental Representations shall survive until the tenth (10th) anniversary of the Closing Date; (b) the representations and warranties contained in Section 2.12 (with respect to Taxes) and Section 2.14 shall survive the Closing until sixty (60) days after expiration of the applicable statute of limitations (including any extensions thereof); (c) the representations and warranties contained in Section 2.18 (the “Environmental Representations”) shall survive the Closing until the third (3rd) anniversary of the Closing Date; and (d) all other representations and warranties (“General Representations”) shall survive the Closing until the date that is eighteen (18) months after the Closing (the expiration date of such period, the “General Expiration Date”). All covenants and agreements contained in this Agreement that contemplate performance thereof prior to the Closing shall survive until the first (1st) anniversary of the Closing, and all covenants and agreements contained in this Agreement that contemplate performance after the Closing or that otherwise expressly by their terms survive the Closing will survive the Closing in accordance with their terms. Subject to the last sentence of this Section 8.01, no Seller Party or Buyer Party (as applicable) shall have any Liability whatsoever with respect to any such representations, warranties, covenants or agreements from and after the time such representation, warranty, covenant or agreement ceases to survive hereunder. Notwithstanding anything to the contrary in this Section 8.01, a representation, warranty, covenant or agreement in respect of which indemnification may be sought under this Agreement shall survive the date on which it would otherwise expire pursuant to the preceding sentences, and shall continue to survive until full and final resolution of the applicable indemnification claim, if the applicable Indemnified Party delivers a Claim Notice to the Indemnifying Party prior to such date in accordance with Section 8.08.
Section 8.02.    Indemnification by Seller Parent and Sellers. Subject to the limitations and other provisions of this Article VIII, from and after the Closing, Seller Parent and Sellers, jointly and severally, shall indemnify, defend and hold Buyer, its Affiliates (including the Purchased Companies and the Purchased Subsidiary after the Closing), their successors and assigns and their respective directors, officers, employees and agents (collectively, the “Buyer Indemnified Parties”) harmless from and against any and all Losses suffered by any Buyer Indemnified Party to the extent directly or indirectly arising out of or in connection with:
(a)any breach, as of the date of this Agreement or as of the Closing Date, of any representation or warranty contained in Article II or Article III of this Agreement (other than Seller Fundamental Representations, the representations and warranties contained in Section 2.12 (with respect to Taxes) and Section 2.14 and the Environmental Representations);

(b)any breach, as of the date of this Agreement or as of the Closing Date, of any Seller Fundamental Representations or any representation or warranty contained in Section 2.12 (with respect to Taxes) or Section 2.14;
(c)any failure to perform any covenant or agreement of Seller Parent or any Seller contained in this Agreement;
(d)any Special Indemnity Matter;
(e)any Interim Breach;
(f)any Closing Date Unearned Revenue Amount, Closing Date Accrued Vacation Liability, Closing Date Accrued Pre-Closing Bonus Liability, Closing Date Indebtedness, Closing Date Seller Transaction Expenses or Closing Date CapEx Adjustment Amount that were not taken into account in the final calculation of the Closing Purchase Price under Section 1.05 (but excluding, in each case under this clause (f), any Taxes);
(g)(i) any Taxes of the Purchased Companies or the Purchased Subsidiary due and payable for, or allocated in accordance with Section 5.11(h) to, any taxable period (or portion thereof) ending on or before the Closing Date; (ii) any Taxes of any Person (other than the Purchased Companies or the Purchased Subsidiary) (including Parent Group Taxes) for which any Purchased Company or the Purchased Subsidiary is liable under Treasury Regulations Section 1.1502-6 or under any comparable or similar provision of state, local or foreign Laws as a result of being a member of an affiliated, consolidated, combined, unitary or similar group on or prior to the Closing Date, (iii) any Taxes of any Person (other than the Purchased Companies or the Purchased Subsidiary) for which any Purchased Company or the Purchased Subsidiary is liable as a transferee or successor or pursuant to any contractual obligation (other than pursuant to customary commercial Contracts not primarily related to Taxes), which Tax is related to the operations of any Purchased Company or the Purchased Subsidiary on or prior to the Closing Date or an event or transaction occurring before the Closing; and (iv) any Transfer Taxes for which Seller Parent is liable pursuant to Section 5.11(c);
(h)any Retained Liability;
(i)in the event of a failure to obtain the approval prior to Closing from Alliance Funding Group that is required under the Optical Lease (as defined in Schedule 2.04) in respect of the change of control of County Waste of Pennsylvania, LLC contemplated by the Purchase and Sale, which failure results in Alliance Funding Group exercising any of its default remedies thereunder, an amount required to put Buyer in the same economic position Buyer would have been in with respect to its payment obligations under the Optical Lease had the Optical Lease been assigned or transferred, directly or indirectly, to Buyer at Closing without such exercise of default remedies; or
(j)any breach, as of the date of this Agreement or as of the Closing Date, of any Environmental Representation.

Section 8.03.    Indemnification by Buyer. Subject to the limitations and other provisions of this Article VIII, from and after the Closing, Buyer shall indemnify, defend and hold Seller Parent, each Seller, their respective Affiliates, their respective successors and assigns and their respective directors, officers, employees and agents (collectively, the “Seller Indemnified Parties”) harmless from and against any and all Losses suffered by any Seller Indemnified Party to the extent directly or indirectly arising out of or in connection with:
(a)any breach, as of the date of this Agreement or as of the Closing Date, of any representation or warranty contained in Article IV of this Agreement; or
(b)any failure to perform any covenant or agreement of Buyer contained in this Agreement.
Section 8.04.    Limitations of Liability.
(a)Subject to Section 8.12, (i) no Buyer Indemnified Party will be entitled to recover any Losses for claims under Section 8.02(a) or Section 8.02(e) (in respect of General Representations) (in each case, excluding such Losses to the extent such Losses also constitute Special Indemnity Matters or Retained Liabilities) unless and until the Buyer Indemnified Parties have suffered Losses in respect of claims under Section 8.02(a) or Section 8.02(e) (in respect of General Representations) in excess of $1,968,750 in the aggregate (the “Indemnification Basket”), after which the Buyer Indemnified Parties may claim indemnification for all Losses in respect of claims under Section 8.02(a) and Section 8.02(e) (in respect of General Representations) in excess of the Indemnification Basket, up to the applicable cap set forth in Section 8.04(b); (ii) from and after the third (3rd) anniversary of the Closing, no Buyer Indemnified Party will be entitled to recover any Losses for claims under Section 8.02(b) (in respect of any representation or warranty contained in Section 2.12 (with respect to Taxes) or Section 2.14) or Section 8.02(g) (other than with respect to the Parent Group Taxes) that are made after the third (3rd) anniversary of the Closing (such Losses, the “Tax Basket Losses”) unless and until the Buyer Indemnified Parties have suffered Tax Basket Losses in excess of $500,000 in the aggregate, after which the Buyer Indemnified Parties may claim indemnification for all Tax Basket Losses from and including the first dollar of all such Tax Basket Losses, up to the applicable cap set forth in Section 8.04(b); (iii) from and after the first (1st) anniversary of the Closing, no Buyer Indemnified Party will be entitled to recover any Losses for claims under Section 8.02(d) that are made after the first (1st) anniversary of the Closing (such Losses, the “Special Indemnity Losses”) unless and until the Buyer Indemnified Parties have suffered Special Indemnity Losses in excess of $500,000 in the aggregate (the “Special Indemnity Basket”), after which the Buyer Indemnified Parties may claim indemnification for all Special Indemnity Losses in excess of the Special Indemnity Basket; and (iv) no Buyer Indemnified Party will be entitled to recover any Losses for claims under Section 8.02(j) or Section 8.02(e) (in respect of Environmental Representations) (excluding such Losses to the extent such Losses also constitute Special Indemnity Matters or Retained Liabilities) unless and until the Buyer Indemnified Parties have suffered Losses in respect of claims under Section 8.02(j) or Section 8.02(e) (in respect of Environmental Representations) in excess of $4,000,000 in the aggregate (the “Environmental Indemnification Basket”), after which the Buyer Indemnified Parties may claim indemnification for all Losses in respect of claims under Section 8.02(j) or Section 8.02(e) (in respect of Environmental Representations) in excess of the Environmental Indemnification Basket, up to the applicable cap set forth in Section 8.04(b).
(b)Subject to Section 8.12, (i) the aggregate Liability of Seller Parent and Sellers under (and the maximum aggregate amount of Losses that the Buyer Indemnified Parties may recover to satisfy indemnification claims under) Section 8.02(a) (in each case, excluding such Losses to the extent such Losses also constitute Special Indemnity Matters or Retained Liabilities) shall not exceed $1,968,750 in the aggregate (the “General Cap”); provided, that the foregoing shall not limit any recovery under the R&W Insurance Policy; (ii) the aggregate Liability of Seller Parent and Sellers under (and the maximum aggregate amount of Losses that the Buyer Indemnified Parties may recover to satisfy indemnification claims under) Section 8.02(e) (in respect of General Representations) (excluding such Losses to the extent such Losses also constitute Special Indemnity Matters or Retained Liabilities) shall not exceed $50,000,000; (iii) the aggregate Liability of Seller Parent and Sellers under (and the maximum aggregate amount of Losses that the Buyer Indemnified Parties may recover to satisfy indemnification claims under) Section 8.02(j) or Section 8.02(e) (in respect of Environmental Representations) (in each case, excluding such Losses to the extent such Losses also constitute Special Indemnity Matters or Retained Liabilities) shall not exceed $50,000,000; and (iv) the aggregate Liability of Seller Parent and Sellers under (and the maximum aggregate amount of Losses that the Buyer Indemnified Parties may recover to satisfy indemnification claims under) Section 8.02(d) shall not exceed $50,000,000. Except with respect to Retained Liabilities or Parent Group Taxes, the maximum aggregate amount of Losses that the Buyer Indemnified Parties or the Seller Indemnified Parties, as the case may be, may recover to satisfy indemnification claims under this Agreement shall be an amount equal to the Closing Purchase Price (the “Overall Cap”).
(c)The obligation of Seller Parent and Sellers to indemnify the Buyer Indemnified Parties under (i) each of Section 8.02(a), Section 8.02(e) (with respect to General Representations) and Section 8.02(f) shall terminate on the General Expiration Date, and, in each case, no Seller Party shall have any Liability whatsoever with respect to such matters after such date (subject to Section 8.01) and (ii) Section 8.02(d) shall terminate on the sixth (6th) anniversary of the Closing, and no Seller Party shall have any Liability whatsoever with respect to any of the Special Indemnity Matters after such date (subject to Section 8.01).
(d)The Indemnifying Party shall not be liable under this Article VIII for any special, exemplary, punitive, consequential, incidental or indirect damages; provided, that the foregoing shall not apply to (i) damages (other than exemplary or punitive damages) to the extent recoverable under applicable principles of Delaware contract law because they were the natural, probable and reasonably foreseeable consequence of the relevant breach or action or (ii) damages awarded to a third party pursuant to a Third Party Claim for which any Party is obligated to indemnify another Party hereunder.
(e)Each Indemnified Party shall use commercially reasonable efforts to mitigate to the extent required by applicable Law any Losses for which such Indemnified Party seeks indemnification under this Agreement, and no Indemnifying Party shall be liable to any

Indemnified Party for any Losses to the extent arising from or aggravated by such Indemnified Party’s failure to use commercially reasonable efforts to mitigate such Losses.
(f)Notwithstanding anything contained in this Agreement, any amounts payable pursuant to the indemnification obligations under this Agreement shall be paid without duplication. No Indemnified Party shall be entitled to indemnification or reimbursement under any provision of this Agreement for any amount to the extent any Indemnified Party has been reimbursed for such amount under any other provision of this Agreement (including by reason of such amount having been taken into account in the calculation of Closing Purchase Price as finally determined pursuant to Section 1.05).
(g)Notwithstanding anything contained in this Agreement, (i) except for Section 2.14(g)(ii), Section 2.14(h), and Section 2.14(k), nothing in Section 2.14 shall be construed as a representation or warranty with respect to any Post-Closing Tax Period or any tax position that Buyer and its Affiliates (including after the Closing Date, the Purchased Companies and the Purchased Subsidiary) may take after the Closing, and (ii) other than in connection with a breach of Section 5.11(i), no Indemnified Party shall be entitled to indemnification or reimbursement under any provision of this Agreement for the amount or unavailability of any net operating loss, capital loss or other Tax asset of the Purchased Companies or the Purchased Subsidiary arising in a Pre-Closing Tax Period.
(h)In the event any Losses for claims under Section 8.02(j) erode the retention amount under the R&W Insurance Policy (any such claim, a “Covered Environmental Claim”) and as a result thereof the Buyer Indemnified Parties bear economic responsibility for amounts that would have been borne by Seller Parent and Sellers pursuant to Section 8.04(b)(i) had claims for Losses under Section 8.02(a) preceded the Covered Environmental Claim, Seller Parent and Sellers shall reimburse Buyer (including through a release out of the Indemnification Escrow Fund (to the extent available)) on a dollar for dollar basis for the amount that was so borne by the Buyer Indemnified Parties (it being understood and agreed that the maximum aggregate liability of Seller Parent and Sellers under this Section 8.04(h) shall be limited to an amount equal to the General Cap). For the avoidance of doubt, any amounts reimbursed by Seller Parent or Sellers to Buyer under this Section 8.04(h) shall be deemed to be amounts paid toward satisfying the General Cap as if such reimbursed amounts had been paid by Seller Parent or Sellers to any of the Buyer Indemnified Parties in respect of a claim for indemnification under Section 8.02(a).
Section 8.05.    Order of Payment.
(a)In the event that Buyer Indemnified Parties sustain or incur Losses for which Seller Parent and Sellers are obligated to indemnify the Buyer Indemnified Parties pursuant to Section 8.02(a), Section 8.02(b), Section 8.02(g) or Section 8.02(j), then the Buyer Indemnified Parties shall recover such Losses as follows, in each case in accordance with the terms and conditions and subject to the limitations contained in this Article VIII:
(i)with respect to any claim for indemnification pursuant to Section 8.02(a) (A) first, out of the Indemnification Escrow Fund (to the extent available) or against Seller Parent and Sellers (to the extent the Indemnification Escrow Fund is unavailable or has been exhausted), in each case, until the earlier of (1) the making of payments to the Buyer Indemnified Parties for indemnification of Losses under Section 8.02(a) in an aggregate amount equal to the General Cap and (2) the full erosion of any applicable retention amount under the R&W Insurance Policy, (B) second, by such Buyer Indemnified Party who shall seek recovery under the R&W Insurance Policy in accordance with Section 8.05(b) and (C) third, if (1) coverage under the R&W Insurance Policy is not available (including because the policy limits are exhausted, the claim is subject to an exclusion or limitation or the claim is denied) and (2) the aggregate amount of payments made to the Buyer Indemnified Parties for indemnification of Losses under Section 8.02(a) is less than the General Cap, out of the Indemnification Escrow Fund (to the extent available) or against Seller Parent and Sellers (to the extent the Indemnification Escrow Fund is unavailable or has been exhausted), in each case, until the making of payments to the Buyer Indemnified Parties for indemnification of Losses under Section 8.02(a) in an aggregate amount equal to the General Cap; and
(ii)with respect to any claim for indemnification pursuant to Section 8.02(b), Section 8.02(g) or Section 8.02(j) (A) first, out of the Indemnification Escrow Fund (to the extent available) or against Seller Parent and Sellers (to the extent the Indemnification Escrow Fund is unavailable or has been exhausted), in each case, until the full erosion of any applicable retention amount under the R&W Insurance Policy, (ii) second, by such Buyer Indemnified Party who shall seek recovery under the R&W Insurance Policy in accordance with Section 8.05(b), and (iii) third, if coverage under the R&W Insurance Policy is not available for any reason (including because the policy limits are exhausted, the claim is subject to an exclusion or limitation or the claim is denied), out of the Indemnification Escrow Fund (to the extent available) or against Seller Parent and Sellers (to the extent the Indemnification Escrow Fund is unavailable or has been exhausted), in each case, until the making of payments to the Buyer Indemnified Parties for indemnification of Losses under Section 8.02 in an aggregate amount equal to the applicable cap, if any, set forth in Section 8.04(b). Notwithstanding the foregoing, with respect to any claim for indemnification relating to accrued but unpaid Tax liabilities of the Purchased Companies and the Purchased Subsidiary as of the Closing Date (for the avoidance of doubt, reported on a Tax Return that is filed after the Closing Date (or on a Tax Return that is filed prior to the Closing Date but for which all Tax liabilities shown thereon were not paid prior to the Closing Date)), the Buyer Indemnified Parties shall have the right to require Seller Parent and Sellers to pay such amounts directly to the Buyer Indemnified Party regardless of the availability of the Indemnification Escrow Fund.
(b)In the event that Buyer Indemnified Parties sustain or incur Losses for which Seller Parent and Sellers are obligated to indemnify the Buyer Indemnified Parties pursuant to Section 8.02(c) through Section 8.02(f) then the Buyer Indemnified Parties shall recover such Losses (i) first, out of the Indemnification Escrow Fund (to the extent available) and (ii) second, from Seller Parent and Sellers (to the extent the Indemnification Escrow Fund is unavailable or has been exhausted), in each case in accordance with the terms and conditions and subject to the limitations contained in this Article VIII:

(c)In the event of any claim by any Buyer Indemnified Party pursuant to which such Buyer Indemnified Party has (or claims to have) Losses that are, or are reasonably likely (taking into account any exclusions under, and the scope of coverage of, the R&W Insurance Policy) to be insured (in whole or in part) by the R&W Insurance Policy, then such Buyer Indemnified Party shall use commercially reasonable efforts (which, for clarity, shall not include an obligation to initiate any Proceeding) to pursue insurance coverage for such Losses against the R&W Insurance Policy prior to seeking indemnification directly from Seller Parent or Sellers.
(d)Any indemnification payment pursuant to this Article VIII shall be effected by wire transfer of immediately available funds to an account designated by Seller Parent (with respect to any such indemnification payment to be made to the Seller Indemnified Parties) or Buyer (with respect to any such indemnification payment to be made to the Buyer Indemnified Parties), as the case may be, within five (5) Business Days after the determination of the amount thereof, whether pursuant to a final judgment, settlement or agreement among the Parties; provided, that, to the extent that all or any portion of any indemnification payment to be made to any Buyer Indemnified Party is to be satisfied through the Indemnification Escrow Fund, Seller Parent and Buyer shall, within five (5) Business Days after the determination of the amount thereof, deliver a joint written instruction to the Escrow Agent instructing the Escrow Agent to release the appropriate portion of the Indemnification Escrow Fund to an account designated by Buyer; provided, further, that, subject to and without limiting Section 8.05(a), whenever any payments are required to be made by Seller Parent or Sellers in satisfaction of claims for indemnification pursuant this Article VIII, the Buyer Indemnified Parties shall be obligated to satisfy such payment obligation first from the Indemnification Escrow Fund (to the extent available) before recovering directly against Seller Parent or Sellers (in each case, in accordance with the terms and conditions and subject to the limitations contained in this Article VIII).
Section 8.06.    Qualifiers Disregarded. In the event that (a) a representation or warranty contained in this Agreement is qualified by words or phrases such as “material”, “materially”, “in all material respects”, “material adverse effect” or words of similar import, or (b) any representation or warranty is qualified by “except as would not be material to a Purchased Company or the Purchased Subsidiary,” “except as would not be material to the Business” or words of similar import, such qualifiers or statements will be disregarded following the Closing for purposes of (a) determining whether a breach of such representation and warranty has occurred and (b) calculating the amount of any Losses for which Buyer Indemnified Parties or Seller Indemnified Parties, as the case may be, are entitled to indemnification pursuant to this Agreement with respect to such breach of such representation and warranty.
Section 8.07.    Net Losses. Notwithstanding anything contained herein to the contrary, the amount of any Losses incurred or suffered by a Buyer Indemnified Party shall be calculated after giving effect to any amounts actually recovered by Buyer Indemnified Party under any insurance policy or from any other Person alleged to be responsible for any Losses, including the R&W Insurance Policy (net of the deductible for any such insurance policy paid for by such Buyer Indemnified Party and any increase in insurance premiums, and after deducting reasonable applicable recovery costs). If any such amounts recovered are received by a Buyer Indemnified Party with respect to any Losses after Seller Parent or any Seller has made a payment to a Buyer

Indemnified Party with respect thereto, Buyer shall pay to Seller Parent or such Seller, as the case may be, the amount received by such Buyer Indemnified Party from Seller Parent or such Seller for which such duplicate payment has been received. Each Party, as applicable, shall, or shall cause each applicable Indemnified Party to, use its commercially reasonable efforts to pursue promptly any claims or rights it may have against all third parties which would reduce the amount of Losses for which indemnification is provided under this Agreement.
Section 8.08.    Claims Procedures; Releases from Escrow.
(a)Direct Claims.
(i)Promptly after its discovery of any matter for which it would be entitled to indemnification hereunder that does not involve, or no longer involves, a Third Party Claim (a “Direct Claim”), the applicable Person seeking indemnification under this Article VIII (the “Indemnified Party”) shall promptly notify the Person from whom indemnification is sought (the “Indemnifying Party”) in writing (such notice, a “Claim Notice”) thereof; provided, however, that the failure of the Indemnified Party to deliver a timely Claim Notice hereunder shall not affect its rights to indemnification hereunder, except to the extent that the Indemnifying Party is actually prejudiced by such failure. Each Claim Notice delivered under this Section 8.08 shall specify in reasonable detail the breach of warranty, representation or covenant (or otherwise the right to indemnification) claimed by the Indemnified Party and the Losses incurred by, or anticipated to be incurred by, the Indemnified Party on account thereof, to the extent available or reasonably determinable in good faith, together with supporting documentation to the extent available. No payment shall be made on account thereof until the amount of such claim is liquidated and the Losses are finally determined.
(ii)The Indemnifying Party shall notify the Indemnified Party within the thirty (30)-day period after its receipt of such Claim Notice (the “Dispute Period”) as to whether the Indemnifying Party disputes its Liability to the Indemnified Party with respect to the Direct Claim described in the Claim Notice (such notice of dispute, an “Indemnity Dispute Notice”). If the Indemnifying Party does not timely deliver an Indemnity Dispute Notice, the Indemnifying Party shall be deemed to have accepted and agreed to indemnify the Indemnified Party from and against the Losses described in the Claim Notice. If the Indemnifying Party has timely delivered an Indemnity Dispute Notice, the Indemnifying Party and the Indemnified Party shall proceed in good faith to negotiate a resolution to such dispute. If the Indemnifying Party and the Indemnified Party cannot resolve such dispute within thirty (30) days after delivery of the Indemnity Dispute Notice, such dispute shall be resolved by litigation in an appropriate court of competent jurisdiction in accordance with Section 9.13.
(b)Third Party Claims.
(i)With respect to any Proceeding initiated by a third Person (including any form of Proceeding filed or instituted by any Governmental Authority) (a “Third Party Claim”) against an Indemnified Party for which such Indemnified Party will seek indemnification hereunder, the Indemnified Party shall deliver to the Indemnifying Party a Claim Notice in respect thereof. Thereafter, the Indemnified Party shall deliver to the Indemnifying Party, as promptly as reasonably practicable following the Indemnified Party’s receipt thereof, copies of all written notices and documents (including any court papers) received by the Indemnified Party relating to the Third Party Claim and the Indemnified Party shall provide the Indemnifying Party with such other information with respect to any such Third Party Claim reasonably requested by the Indemnifying Party and available to the Indemnified Party. The Indemnifying Party shall be entitled (if it so elects), at its own cost, risk and expense, to (A) take control of the defense and investigation of such Proceeding; provided that the Indemnifying Party acknowledges in writing that such Third Party Claim is subject to indemnification pursuant to this Article VIII based on the facts to the extent then known to the Indemnifying Party, (B) employ and engage legal counsel reasonably acceptable to the Indemnified Party and defend the same, and (C) compromise or settle such Proceeding, which compromise or settlement shall require the prior written consent of the Indemnified Party (not to be unreasonably conditioned, delayed or withheld), unless the following conditions have been satisfied: (x) such settlement provides the Indemnified Party with a full release from Liability with respect to the claims that are the subject of such Third Party Claim; and (y) the sole relief provided in such settlement is monetary damages that are paid in full by the Indemnified Party or are recoverable in full under the R&W Insurance Policy, as applicable.
(ii)Notwithstanding any provision herein to the contrary, if (A) the claimant in the Third Party Claim seeks as its primary remedy equitable or other non-monetary relief from the Indemnified Party, (B) the third party alleges criminal or quasi-criminal acts, (C) the Third Party Claim is made by a Governmental Authority directly against the Buyer Indemnified Party (other than any such Third Party Claim that is a civil claim relating to any Contract pursuant to which such Governmental Authority is a customer (other than a Top Customer) or vendor), (D) the Third Party Claim involves a Top Customer, (E) outside counsel for the Indemnified Party reasonably concludes in a good faith opinion that the Indemnified Party and the Indemnifying Party, as the case may be, have a material conflict of interest (or in respect of which the Indemnified Party and the Indemnifying Party would otherwise avail themselves of different defenses) with respect to such Third Party Claim in such a manner as would make such separate representation advisable (in which case the Indemnified Party shall be entitled to participate in any such defense with separate counsel at the expense of the Indemnifying Party), or (F) outside counsel for the Indemnified Party determines in good faith there is a reasonable probability that the Third Party Claim could result in Losses exceeding the maximum indemnification obligation of the Indemnifying Party hereunder, as set forth in Section 8.04, then in the case of clauses (A), (B), (C), (D) or (F) and upon prior written notice to the Indemnifying Party, the Indemnified Party shall have the right to control the defense of such Third Party Claim (subject to Section 8.08(b)(iii)), and the reasonable costs of such defense will be included in the determination of Losses arising out of such claim.

(iii)Subject to Section 8.08(b)(iv), the Indemnified Party shall not compromise or settle any Third Party Claim without the prior written consent of the Indemnifying Party, such consent not to be unreasonably conditioned, delayed or withheld.
(iv)After notice from the Indemnifying Party to the Indemnified Party of the Indemnifying Party’s election to assume the defense of an applicable Third Party Claim, the Indemnifying Party will not, as long as it diligently conducts such defense, be liable to the Indemnified Party for any fees of other counsel (or any other costs or expenses related to the defense of such Third Party Claim) with respect to the defense of such claim, except as otherwise provided in this Section 8.08(b). If the Indemnifying Party fails to notify the Indemnified Party that the Indemnifying Party will assume the defense of an applicable Third Party Claim within thirty (30) calendar days after receipt by the Indemnifying Party of the Claim Notice provided by the Indemnified Party, the Indemnified Party will (upon delivering written notice to such effect to the Indemnifying Party) have the right to undertake the defense, compromise or settlement of such Third Party Claim and in such event the reasonable expenses of counsel engaged by the Indemnified Party to defend such Third Party Claim will be included in the determination of Losses arising out of such claim (in addition to the Indemnifying Party’s other indemnification obligations under this Article VIII); provided that the Indemnifying Party shall not be required to pay for more than one counsel (plus one local counsel) for all Indemnified Parties in connection with any Third Party Claim under this Article VIII.
(v)The Party undertaking the defense, compromise or settlement of the Third Party Claim will keep the other Party reasonably apprised of the status of and progress of any such defense, compromise or settlement, and each Party shall cooperate in the investigation, trial and defense of such Third Party Claim and any appeal arising therefrom and shall furnish or cause to be furnished such records, information and testimony, and attend such conferences, discovery proceedings, hearings, trials or appeals, as may be reasonably requested in connection therewith, and the Indemnified Party may, at its own cost (other than as set forth in this Section 8.08(b)), monitor and further participate in the investigation, trial and defense of such Third Party Claim and any appeal arising therefrom.
(vi)Once the amount of any claim under this Article VIII is liquidated and the claim is finally determined, subject to the limitations, conditions and restrictions set forth in this Article VIII, the Indemnified Party shall be entitled to pursue each and every remedy available to it at law or in equity to enforce the indemnification provisions of this Article VIII, and in the event it is finally determined that the Indemnified Party is obligated to indemnify the Indemnified Party for such claim, the Indemnified Party shall pay all reasonable costs, expenses and fees, including reasonable attorneys’ fees, which may be incurred by the Indemnified Party in attempting to enforce its indemnification rights under this Article VIII, whether the same shall be enforced by suit or otherwise.
(vii)Notwithstanding anything in this Agreement to the contrary, this Section 8.08 shall not apply to (A) any Tax Claim, the procedures for which shall be governed by

Section 5.11; provided, the first two sentences of Section 8.08(b)(i), Section 8.08(b)(iv) and Section 8.08(b)(vi) shall apply to any Tax Claim to the extent not inconsistent with the procedures set forth in Section 5.11; or (B) any Corrective Action in respect of any Special Indemnity Matter, the procedures for which shall be governed by Section 8.15(b).
(c)Release of Indemnification Escrow Fund. Within five (5) Business Days after the date that is twelve (12) months after the Closing, Buyer and Seller Parent shall jointly instruct the Escrow Agent to release to Seller Parent an amount equal to the Indemnification Escrow Fund remaining as of such date minus any amounts with respect to any pending claims for indemnification validly made by the Buyer Indemnified Parties pursuant to Section 8.02 that have been timely made pursuant to this Section 8.08, but not fully and finally resolved prior to the General Expiration Date in accordance with this Section 8.08 (such unresolved claims being referred to as the “Unresolved Claims” and such aggregate dollar amount being referred to as the “Retained Escrow Amount”).
(d)Resolution of Unresolved Claims. Following the General Expiration Date, if an Unresolved Claim is finally resolved, then Buyer and Seller Parent shall, within five (5) Business Days after the final resolution of such Unresolved Claim and the delivery to the Buyer Indemnified Party of the applicable amount, if any, to be delivered to the Buyer Indemnified Party from the Indemnification Escrow Fund, instruct the Escrow Agent to release to Seller Parent from the Indemnification Escrow Fund an amount equal to the Indemnification Escrow Fund remaining as of the time of such disbursement minus the then-remaining Retained Escrow Amount, after taking into account the resolution of any Unresolved Claims (which amount will continue to be held in the Indemnification Escrow Fund).
Section 8.09.    No Right of Contribution. Seller Parent shall not make any claim for contribution from any Purchased Company or the Purchased Subsidiary with respect to any indemnity claims arising under or in connection with this Agreement to the extent that any Buyer Indemnified Party is entitled to indemnification hereunder for such claim, and Seller Parent hereby waives any such right of contribution from the Purchased Companies and the Purchased Subsidiary.
Section 8.10.    Effect of Investigation; Reliance. The right to indemnification or any other remedy of an Indemnified Party hereunder will not be affected by any investigation conducted with respect to, or any knowledge acquired by, such Indemnified Party at any time, whether before or after the Closing Date, with respect to the accuracy or inaccuracy of or compliance with any representation, warranty, covenant or agreement made by the Indemnifying Party, or any other matter. The waiver of any condition based on the accuracy of any such representation or warranty, or on the performance of or compliance with any such covenant or agreement, in each case, pursuant to Section 9.01, will not affect the right to indemnification, recovery of Losses or any other remedy of the Indemnified Parties based on any such representation, warranty, covenant or agreement. No Indemnified Party shall be required to show reliance on any representation, warranty, certificate or other agreement in order for such Indemnified Party to be entitled to indemnification hereunder. Notwithstanding the foregoing, nothing in this Section 8.10 shall apply to or limit any Indemnified Party’s obligation to prove the reliance element of any Fraud claim in accordance with applicable principles of Delaware law.
Section 8.11.    Treatment of Indemnification Payments. Any payments made to an Indemnified Party pursuant to this Article VIII shall be treated as an adjustment to the Closing Purchase Price for Tax purposes to the extent permitted by applicable Law.
Section 8.12.    Limitations not Applicable. Notwithstanding anything to the contrary set forth in this Agreement, none of the limitations set forth in this Article VIII, whether time-based, monetary or otherwise, including the survival periods set forth in Section 8.01 and the limitations in Section 8.04, shall apply to any claims for Fraud.
Section 8.13.    Other Agreements. Without limiting the rights of the Buyer Indemnified Parties with respect to indemnification under this Article VIII, the Parties agree as follows:
(a)Buyer hereby waives any statutory and common law remedies, including remedies that may be available under Environmental Laws, with respect to matters relating to the Purchase and Sale (including with respect to any environmental, health or safety matters), except for any such remedies expressly set forth in this Agreement;
(b)after the Closing Date, none of the Buyer Parties may seek the rescission of the Purchase and Sale;
(c)the provisions of and the limitation of remedies provided in this Article VIII were specifically bargained for between the Parties and were taken into account by the Parties in arriving at the Closing Purchase Price;
(d)the Parties have voluntarily agreed to define their rights, liabilities and obligations respecting the Purchase and Sale exclusively in Contract pursuant to the express terms and provisions of this Agreement; and
(e)the Parties each hereby acknowledge that this Agreement embodies the justifiable expectations of sophisticated parties derived from arm’s-length negotiations and the Parties specifically acknowledge that no Party has any special relationship with another Party that would justify any expectation beyond that of an ordinary buyer and an ordinary seller in an arm’s-length transaction.
Section 8.14.    Sole Remedy After Closing. Except for (i) equitable relief, including injunctive relief or specific performance, to which the Parties may be entitled pursuant Section 9.14, (ii) any claims pursuant to Section 1.05; (iii) any claims arising under the indemnification provisions of Section 5.04(a); and (iv) any claims for Fraud, the Parties acknowledge and agree that, if the Closing occurs, their sole and exclusive remedy following the Closing with respect to any breach of any representation or warranty, covenant or agreement and with respect to any and all claims relating to the subject matter of this Agreement shall be pursuant to the provisions set forth in this Article VIII.

Section 8.15.    Additional Provisions Related to Indemnification for Special Indemnity Matters.
(a)Other Limitations on Indemnification. Notwithstanding anything herein to the contrary, the following principles, terms and limitations shall apply to any claims for indemnification under Section 8.02(d) with respect to Special Indemnity Matters:
(i)Neither Seller Parent nor any of Sellers shall be responsible for any costs incurred as a direct result of any voluntary investigation that would involve subsurface sampling or excavation activity by or on behalf of any Buyer Indemnified Party unless and only to the extent (A) Buyer or its Affiliates are expressly ordered or directed in writing to conduct such investigation, sampling or excavation by any Governmental Authority having jurisdiction thereon, (B) such investigation, sampling or excavation is required by any Permit or by any applicable Environmental Laws then in effect, or (C) a Corrective Action is required to attain compliance with, applicable Environmental Law or any Environmental Permit.
(ii)Neither Seller Parent nor any of Sellers shall be responsible for any Losses arising pursuant to Section 8.02(d), including the cost of any Corrective Action in connection with any Special Indemnity Matter, unless and only to the extent such Losses are incurred (A) in connection with actions that are required by or to attain compliance with applicable Environmental Law, any Environmental Permit or a directive or order of a Governmental Authority or (B) in order to avoid the continued occurrence of any pre-Closing Release that may occur if not for such Corrective Action, consistent in each case with the continued commercial or industrial use of the property.
(iii)Neither Seller Parent nor any Seller shall be responsible for any Losses pursuant to Section 8.02(d) (A) with respect to any monetary amount that was included in the calculation of the Closing Date CapEx Adjustment Amount or (B) arising as a result of any Special Indemnity Matter as to which a Buyer Indemnified Party has proactively initiated contact with a Governmental Authority; except in each case to the extent that such contact is required by Law.
(b)Control of Corrective Action.
(i)With respect to any Special Indemnity Matter subject to indemnification by Seller Parent and Sellers under Section 8.02(d), Seller Parent and Sellers shall have the right, but not the obligation, to take the lead and implement any Corrective Action required in connection with such Special Indemnity Matter. Seller Parent and Sellers shall promptly provide copies to Buyer of all notices, correspondence, draft reports, submissions, work plans, and final reports and shall give Buyer a reasonable opportunity (at Buyer’s own expense) to review and comment on any submissions Seller Parent and Sellers intend to deliver or submit to the appropriate regulatory body prior to said submission, which comments may be considered by Seller Parent and Seller in their reasonable discretion. Buyer may, at its own expense, hire its own consultants, attorneys or other professionals to monitor the Corrective Action, including any field work undertaken by Seller Parent or Sellers, and Seller Parent and Sellers shall provide Buyer with the results of all such field work; provided, however, that the cost of any such consultant, attorney or other professional shall be included in Losses subject to such indemnification if such consultant, attorney or other professional determines, acting in accordance with its professional standards, that the Corrective Action taken by Seller Parent or Sellers was not sufficient. Notwithstanding the above, Buyer shall not take any actions that shall unreasonably interfere with Seller Parent’s and Sellers’ performance of the Corrective Action. Seller Parent and Sellers shall undertake any such work required herein in a manner designed to minimize any disruption with the conduct of operations at the property. Buyer shall allow Seller Parent, Sellers, their Affiliates and their respective Representatives reasonable access to the Real Property to conduct any of the work contemplated herein and shall reasonably cooperate with Seller Parent and Sellers in the performance of the Corrective Action, including, but not limited to, providing Seller Parent, Sellers, their Affiliates and their respective Representatives with reasonable access to employees and documents as necessary; provided, however, that any such access shall be subject to the terms of Section 5.04(b), mutatis mutandis.
(ii)If Seller Parent and Sellers decline to undertake the performance of Corrective Action hereunder, Buyer shall be entitled to control the Corrective Action and all costs and expenses incurred in connection therewith shall constitute Losses. Buyer shall promptly provide copies to Seller Parent and Sellers of all notices, correspondence, draft reports, submissions, work plans, and final reports and shall give Seller Parent and Sellers a reasonable opportunity to comment on any submissions Buyer intends to deliver or submit to the appropriate regulatory body prior to said submission, which comments may be considered by Buyer in its reasonable discretion. Seller Parent and Sellers may, at their own expense, hire their own consultants, attorneys or other professionals to monitor the Corrective Action, including any field work undertaken by Buyer, and Buyer shall provide Seller Parent and Sellers with the results of all such field work. Notwithstanding the above, Seller Parent and Sellers shall not take any actions that shall unreasonably interfere with, and shall reasonably cooperate with Buyer in, Buyer’s performance of Corrective Action. Seller Parent’s and Sellers’ decision to allow Buyer to undertake Corrective Action hereunder shall not limit or affect Seller Parent’s or Sellers’ obligation to indemnify Buyer for said Corrective Action as otherwise provided in this Agreement, including the limits on said obligation as set forth in this Section 8.15.
(iii)The party controlling the Corrective Action as contemplated by this Section 8.15(b) shall at all times employ risk-based remediation standards and institutional controls where available and applicable, and in a reasonably cost effective manner, consistent with the continued commercial or industrial use of the applicable property.

ARTICLE IX.
MISCELLANEOUS
Section 9.01.    Waiver. Any Party may, at any time prior to the Closing waive any of the terms or conditions of this Agreement in a writing explicitly setting forth the terms of such waiver and executed by the Party sought to be charged with such waiver. No waiver by any of the Parties of any default, misrepresentation or breach of warranty or covenant hereunder, whether intentional or not, shall be deemed to extend to any prior or subsequent default, misrepresentation or breach of warranty or covenant hereunder or affect in any way any rights arising by virtue of any prior or subsequent such occurrence.
Section 9.02.    Notices. All notices and other communications among the Parties shall be in writing and shall be deemed to have been duly given (a) when delivered in person, (b) when delivered after posting in the United States mail, registered or certified mail return receipt requested, postage prepaid, (c) when delivered by FedEx or other nationally recognized overnight delivery service or (d) when delivered by email, if delivered prior to 5:00 p.m. recipient’s local time on a Business Day, otherwise the next Business Day (and so long as the sender of such email does not receive an automatic reply from the recipient’s email server indicating that the recipient did not receive such email), addressed as follows:
If to Buyer or to Buyer Guarantor, to:
c/o Casella Waste Systems, Inc.
25 Greens Hill Lane
Rutland, VT 05701
Attention: Shelley E. Sayward, Senior Vice President & General Counsel
Email: shelley.sayward@casella.com
with copies (which shall not constitute notice) to:
Wilmer Cutler Pickering Hale and Dorr LLP
60 State Street
Boston, MA 02109
Attention: Jeff Stein and Tal Hacohen
Email: jeff.stein@wilmerhale.com; tal.hacohen@wilmerhale.com

If to Sellers or Seller Parent:
c/o GFL Environmental Inc.
135 Yorkville Ave, Suite 800
Toronto, ON, M5R 0C7100
Attention: Patrick Dovigi and Mindy Gilbert
Email: pdovigi@gflenv.com and mgilbert@gflenv.com
with copies (which shall not constitute notice) to:
Latham & Watkins LLP
1271 Avenue of the Americas
New York, New York 10020
Attention: Paul Kukish and Stelios Saffos
Email: paul.kukish@lw.com and stelios.saffos@lw.com
or to such other address or addresses as the Parties may from time to time designate in writing.
Section 9.03.    Assignment. No Party shall assign this Agreement or any part hereof without the prior written consent of the other Parties; provided, however, that Buyer shall be entitled to assign all or any portion of its rights hereunder to a wholly-owned Subsidiary of Buyer Guarantor, so long as Buyer remains primarily liable for all of its obligations hereunder following such assignment and such assignment does not result in any Taxes, costs or expenses for which Sellers or any of their Affiliates would be responsible (it being understood that no such assignment will relieve Buyer or Buyer Guarantor of its obligations under this Agreement). Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the Parties and their respective successors and permitted assigns; provided further that Buyer may assign all or a portion of its rights hereunder to any Financing Source, including, without limitation, any agent or other representative thereof, as collateral security for obligations thereto in respect of the Debt Financing, including any refinancings, extensions, refundings or renewals thereof without the consent of the Purchased Companies, the Purchased Subsidiary, Sellers or Seller Parent, but any such assignment shall not relieve Buyer of its obligations under this Agreement.
Section 9.04.    Rights of Third-Parties. Nothing expressed or implied in this Agreement is intended or shall be construed to confer upon or give any Person, other than the Parties, any right or remedies under or by reason of this Agreement; provided, however, that, notwithstanding the foregoing (a) the Non-Recourse Parties are intended third-party beneficiaries of, and may enforce, Section 9.15, (b) the Seller Parties are intended third-party beneficiaries of, and may enforce, Section 9.18(a) and Section 9.18(c), (c) the Buyer Parties are intended third-party beneficiaries of, and may enforce, Section 9.18(b) and Section 9.18(c), and (d) Prior Counsel and the Designated Persons are intended third-party beneficiaries of, and may enforce, Section 9.16, and (d) the Financing Sources are intended third-party beneficiaries of this Section 9.04, the last sentence of the first paragraph of Section 5.21(b), the second proviso in Section 9.03, Section 9.06, Section 9.10, Section 9.13 and Section 9.19 and each of such Sections shall expressly inure to the benefit of the Financing Sources and the Financing Sources shall be entitled to rely on and enforce the provisions of such Sections
Section 9.05.    Expenses. Except as otherwise provided herein(including Section 5.21(g)), each Party shall bear its own expenses incurred in connection with this Agreement and the transactions herein contemplated whether or not such transactions shall be consummated, including all fees of its legal counsel, financial advisers and accountants; provided, however, that the fees and expenses of the Accounting Auditor, if any, shall be paid in accordance with Section 1.05; provided, further, that Transfer Taxes payable as a result of the Purchase and Sale shall be paid in accordance with Section 5.11(c); and provided, further, that Buyer shall pay all fees payable to the Antitrust Authorities in accordance with Section 5.02(e).
Section 9.06.    Governing Law. This Agreement, and all claims or causes of action based upon, arising out of, or related to this Agreement or the Purchase and Sale, shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without giving effect to principles or rules of conflict of laws to the extent such principles or rules would require or permit the application of Laws of another jurisdiction. Notwithstanding anything herein to the contrary, each of Seller Parent and each Seller (on behalf of itself, its Subsidiaries and the equityholders, directors, officers, employees, consultants, financial advisors, accountants, legal counsel, investment bankers and other agents, advisors and representatives of each of them) and each of the other parties hereto agrees that any claim, controversy or dispute of any kind or nature (whether based upon contract, tort or otherwise) against a Financing Source that is in any way related to this Agreement, the Purchase and Sale or any of the other transactions contemplated by this Agreement, including any dispute arising out of or relating in any way to any Debt Financing, shall be governed by, and construed in accordance with, the Laws of the State of New York without regard to conflict of law principles (other than Sections 5-1401 and 5-1402 of the New York General Obligations Law); provided that (i) the interpretation of the definition of Seller Material Adverse Effect and whether or not a Seller Material Adverse Effect has occurred, (ii) the determination of the accuracy of any representations made in this Agreement and whether as a result of any inaccuracy thereof Buyer or any of its Affiliates has the right to terminate its obligations under this Agreement, or to decline to consummate the transactions pursuant to this Agreement and (iii) the determination of whether the Purchase and Sale and the other transactions contemplated by this Agreement have been consummated in accordance with the terms of this Agreement, in each case, shall be governed by, and construed and interpreted solely in accordance with, the Laws of the State of Delaware, without giving effect to principles or rules of conflict of laws to the extent such principles or rules would require or permit the application of Laws of another jurisdiction.
Section 9.07.    Captions; Counterparts. The captions in this Agreement are for convenience only and shall not be considered a part of or affect the construction or interpretation of any provision of this Agreement. This Agreement may be executed in two or more counterparts (including by electronic or .pdf transmission), each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Section 9.08.    Schedules and Annexes. The Schedules and Annexes referenced herein are a part of this Agreement as if fully set forth herein. All references herein to Schedules and Annexes shall be deemed references to such parts of this Agreement, unless the context shall otherwise require. Any disclosure made by a Party in the Schedules with reference to any section or schedule of this Agreement shall be deemed to be a disclosure with respect to all other sections or schedules to which the relevance of such disclosure is reasonably apparent on its face. Certain information set forth in the Schedules is included solely for informational purposes and may not be required to be disclosed pursuant to this Agreement. The disclosure of any information shall not be deemed to constitute an acknowledgment that such information is required to be disclosed in connection with the representations and warranties made in this Agreement, nor shall such information be deemed to establish a standard of materiality.
Section 9.09.    Entire Agreement. This Agreement (together with the Schedules and Annexes to this Agreement) and the Confidentiality Agreement constitute the entire agreement among the Parties relating to the Purchase and Sale and supersede any other agreements, whether written or oral, that may have been made or entered into by or among any of the Parties or any of their respective Affiliates relating to the Purchase and Sale.
Section 9.10.    Amendments. This Agreement may be amended or modified in whole or in part, only by a written agreement executed by the Parties which makes express reference to this Agreement; provided, however, that notwithstanding anything herein to the contrary, this Section 9.10, the last sentence of Section 5.21(c), the further proviso in Section 9.03, Section 9.04(e), Section 9.06, Section 9.13 and Section 9.19 (and any related definitions insofar as they affect such Sections) may not be amended, supplemented, waived or otherwise modified in a manner adverse to the Financing Sources, in each case, without the prior written consent of the Financing Sources.
Section 9.11.    Publicity. Each Party agrees that no public release or announcement concerning the Purchase and Sale shall be issued or made by or on behalf of any Party without the prior consent of the other Parties, except that Seller Parent, Sellers and each of the Purchased Companies and the Purchased Subsidiary may make announcements from time to time to their respective employees, customers, suppliers and other business relations and otherwise as they may reasonably determine is necessary to comply with applicable Law in accordance with the last sentence of this Section 9.11 or the requirements of any Contract or Permit to which any Purchased Company or the Purchased Subsidiary is a party. The Parties agree to keep the terms of this Agreement confidential, except to the extent and to the Persons to whom disclosure is required by applicable Law or for purposes of compliance with financial reporting obligations; provided that (a) the Parties may disclose such terms to their respective Representatives and their and their Affiliates’ respective existing and prospective equity holders, members, managers and investors, in each case, as necessary in connection with the ordinary conduct of their respective businesses (so long as such Persons agree to, or are bound by Contract or professional or fiduciary obligations to, keep the terms of this Agreement confidential and so long as the Parties shall be responsible to the other Parties for breach of this Section 9.11 or such confidentiality obligations by the recipients of its disclosure) and (b) any Party, or any Affiliate of such Party, may make such disclosure of and regarding the terms of this Agreement and the Purchase and

Sale as it deems reasonably necessary (based on the advice of external counsel), to comply with applicable securities Laws or the rules and regulations of any securities exchange, provided that the other Parties shall be provided a copy thereof prior to disclosure and will have considered comments made by the other Parties in good faith to the extent practicable and permitted under Law. Each Party shall provide to the other Party such information, including financial information, regarding such first Party that the other Party reasonably requires under applicable Laws or the requirements of any applicable securities exchange in connection with any filing required to be made by the other Party.
Section 9.12.    Severability. If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement shall remain in full force and effect. The Parties further agree that if any provision contained herein is, to any extent, held invalid or unenforceable in any respect by a court of competent jurisdiction, they shall take any actions necessary to render the remaining provisions of this Agreement valid and enforceable to the fullest extent permitted by Law and, to the extent necessary, shall amend or otherwise modify this Agreement to replace any provision contained herein that is held invalid or unenforceable with a valid and enforceable provision giving effect to the intent of the Parties.
Section 9.13.    Jurisdiction; WAIVER OF JURY TRIAL.
(a)Any Proceeding based upon, arising out of or related to this Agreement or the Purchase and Sale shall be brought exclusively in the Court of Chancery of the State of Delaware (unless the Court of Chancery of the State of Delaware declines to accept jurisdiction over a particular matter, in which case, in any state or federal court within the State of Delaware), and, in each case, appellate courts therefrom, and each of the Parties irrevocably submits to the exclusive jurisdiction of each such court in any such Proceeding, waives any objection it may now or hereafter have to personal jurisdiction, venue or to convenience of forum, agrees that all claims in respect of the Proceeding shall be heard and determined only in any such court, and agrees not to bring any Proceeding arising out of or relating to this Agreement or the Purchase and Sale in any other court. Nothing herein contained shall be deemed to affect the right of any Party to serve process in any manner permitted by Law or to commence legal proceedings or otherwise proceed against any other Party in any other jurisdiction, in each case, to enforce judgments obtained in any Proceeding brought pursuant to this Section 9.13(a). Notwithstanding the foregoing or anything else herein to the contrary, each of the Parties hereto agrees (on behalf of itself, its Subsidiaries and the equityholders, directors, officers, employees, consultants, financial advisors, accountants, legal counsel, investment bankers and other agents, advisors and representatives of each of them) that it will not bring or support any action, cause of action, claim, cross-claim or third-party claim of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against the Financing Sources in any way relating to this Agreement, the Purchase and Sale or any of the other transactions contemplated by this Agreement, including any dispute arising out of or relating in any way to any Debt Financing or the performance thereof or the transactions contemplated thereby, in any forum other than exclusively in the courts of the State of New York sitting in New York County or the United States District Court for the Southern District of New York (and appellate courts thereof).

(b)EACH PARTY HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE PURCHASE AND SALE, ANY FINANCING OR THE ACTIONS OF ANY FINANCING SOURCE IN CONNECTION WITH ANY FINANCING (INCLUDING ANY ACTION, PROCEEDING OR COUNTERCLAIM AGAINST ANY FINANCING SOURCE). EACH PARTY (I) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH PARTY WOULD NOT, IN THE EVENT OF ANY PROCEEDING, SEEK TO ENFORCE THE FOREGOING WAIVER AND (II) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT, BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 9.13(B).
Section 9.14.    Enforcement. The Parties agree that irreparable damage would occur, and that the Parties would not have an adequate remedy at law, in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that, at any time prior to the valid termination of this Agreement pursuant to Article VII, the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to specifically enforce the terms and provisions of this Agreement, without proof of actual damages or otherwise, in addition to any other remedy to which any Party is entitled at law or in equity. Each Party agrees to waive any requirement for the securing or posting of any bond in connection with such remedy. The Parties further agree not to assert that a remedy of specific enforcement is unenforceable, invalid, contrary to law or inequitable for any reason, nor to assert that a remedy of monetary damages would provide an adequate remedy.
Section 9.15.    Non-Recourse. This Agreement may only be enforced against, and any claim or cause of action based upon, arising out of, or related to this Agreement or the Purchase and Sale may only be brought against, the Persons that are expressly named as Parties and then only with respect to, and to the extent of, the specific obligations set forth herein with respect to such Party. Except to the extent a named party to this Agreement (and then only to the extent of the specific obligations undertaken by such named party in this Agreement and not otherwise), no Seller Party or Buyer Party (as applicable, the “Non-Recourse Parties”) shall have any Liability or obligation (whether in contract, tort, equity or otherwise) for any one or more of the representations, warranties, covenants, agreements or other obligations or liabilities of any of Seller Parent, Sellers or Buyer under this Agreement (whether for indemnification or otherwise) of or for any claim based on, arising out of, or related to this Agreement or the Purchase and Sale. Each Non-Recourse Party to whom this Section 9.15 applies shall be a third party beneficiary of this Section 9.15.

Section 9.16.    Waiver of Conflicts Regarding Representations; Non-Assertion of Attorney-Client Privilege.
(a)Conflicts of Interest. Buyer acknowledges that Latham & Watkins LLP (“Prior Counsel”) has, on or prior to the Closing Date, represented one or more of Seller Parent, Sellers, the Purchased Companies, the Purchased Subsidiary, their respective Affiliates, and their respective officers, employees and directors (each such Person, other than the Purchased Companies and the Purchased Subsidiary, a “Designated Person”) in one or more matters relating to this Agreement or the Ancillary Agreements (collectively, the “Existing Representation”), and that, in the event of any post-Closing matters (x) relating to this Agreement, the Ancillary Agreements or the Purchase and Sale (including any matter that may be related to a litigation, claim or dispute arising under or related to this Agreement, the Ancillary Agreements or in connection with the Purchase and Sale) and (y) in which Buyer or any of its Affiliates (including any Purchased Company and the Purchased Subsidiary), on the one hand, and one or more Designated Persons, on the other hand, are or may be adverse to each other (each, a “Post-Closing Matters”), the Designated Persons reasonably anticipate that Prior Counsel will represent them in connection with such matters. Accordingly, Buyer (on its own behalf and on behalf of the Purchased Companies and the Purchased Subsidiary) hereby (i) waives and shall not assert, and agrees after the Closing to cause its Affiliates to waive and to not assert, any conflict of interest arising out of or relating to the representation by Prior Counsel of one or more Designated Persons in connection with one or more Post-Closing Matters (the “Post-Closing Representations”), and (ii) agrees that, in the event that a Post-Closing Matter arises, Prior Counsel may represent one or more Designated Persons in Post-Closing Matter even though the interests of such Person(s) may be directly adverse to Buyer or any of its Affiliates (including the Purchased Companies and the Purchased Subsidiary), and even though the Existing Representation includes the representation of the Purchased Companies and the Purchased Subsidiary.
(b)Attorney-Client Privilege. Buyer (on behalf of itself and its Affiliates) shall not assert, and agrees after the Closing to cause its Affiliates to not assert, any attorney-client privilege, attorney work-product protection or expectation of client confidence with respect to any communication between Prior Counsel, on the one hand, and any Designated Person, any Purchased Company or the Purchased Subsidiary (collectively, the “Pre-Closing Designated Persons”), on the other hand, or any advice given to any Pre-Closing Designated Person by Prior Counsel, in each such case during the Existing Representation (collectively, “Pre-Closing Privileges”) in connection with any Post-Closing Representation, including in connection with a dispute between any Designated Person and one or more of Buyer and its Affiliates, it being the intention of the Parties that all rights to such Pre-Closing Privileges, and all rights to waive or otherwise control such Pre-Closing Privilege, shall be retained by Sellers, and shall not pass to or be claimed or used by Buyer, any Purchased Company or the Purchased Subsidiary, except as provided in the last sentence of this Section 9.16(b). Notwithstanding the foregoing, in the event that a dispute arises between Buyer, any Purchased Company or the Purchased Subsidiary, on the one hand, and a third-party other than a Designated Person, on the other hand, Buyer shall (and shall cause its Affiliates to) assert the Pre-Closing Privileges on behalf of the Designated Persons to prevent disclosure of Privileged Materials to such third-party; provided, however, that such privilege may be waived only with the prior written consent, and shall be waived upon the written instruction, of Seller Parent.
(c)Privileged Materials. All such Pre-Closing Privileges, and all advice or communication that is subject to any Pre-Closing Privilege (“Privileged Materials”), shall be excluded from the purchase, and, notwithstanding anything herein or otherwise to the contrary, shall be distributed to Seller Parent (on behalf of the applicable Designated Persons) immediately prior to the Closing with no copies retained by the Business, the Purchased Companies or the Purchased Subsidiary. Absent the prior written consent of Seller Parent, neither Buyer nor (following the Closing) the Business, any Purchased Company or the Purchased Subsidiary shall have a right of access to Privileged Materials.
(d)Miscellaneous. Buyer hereby acknowledges that it has had the opportunity (including on behalf of its Affiliates) to discuss and obtain adequate information concerning the significance and material risks of, and reasonable available alternatives to, the waivers, permissions and other provisions of this Agreement, including the opportunity to consult with counsel other than Prior Counsel. This Section 9.16 shall be irrevocable, and no term of this Section 9.16 may be amended, waived or modified, without the prior written consent of Seller Parent and its Affiliates and Prior Counsel.
Section 9.17.    Buyer Guaranty.
(a)Buyer Guarantor hereby guarantees unconditionally and as a primary obligation, for the benefit of Sellers, the due payment and performance by Buyer of its obligations under this Agreement, including any payment obligations that have become due and payable, subject to the terms and conditions of this Agreement (collectively, the “Buyer Guaranteed Obligations”). Buyer Guarantor is guaranteeing the Buyer Guaranteed Obligations as primary obligor and not merely as surety. If, for any reason whatsoever, Buyer shall fail to duly, punctually and fully pay or perform the Buyer Guaranteed Obligations, Buyer Guarantor will forthwith pay and cause to be paid in dollars, with respect to payment obligations, or perform or cause to be performed, with respect to performance obligations, the Buyer Guaranteed Obligations. Buyer Guarantor hereby irrevocably waives diligence, presentment, demand of payment, filing objections with a court, any right to require proceeding first against Buyer or any of its other Affiliates, any right to require the prior disposition of the assets of Buyer or any of its other Affiliates to meet their respective obligations, lack of validity or the unenforceability of this guaranty of the Buyer Guaranteed Obligations, any rights to set-offs, recoupments and counterclaims (except to the extent Buyer or its Affiliates is entitled to such rights pursuant to the express terms of this Agreement, which rights result in a reduction of the Buyer Guaranteed Obligations), notice, protest and all similar demands whatsoever. The guaranty contained in this Section 9.17 shall apply regardless of any amendments, modifications, waivers or extensions to this Agreement (but such guaranty shall apply with respect to this Agreement as so amended, modified, waived or extended), whether or not Buyer Guarantor receives notice of the same and Buyer Guarantor waives all need for notice of the same. The guaranty contained in this Section 9.17 is a guaranty of payment and performance and not of collectability.

(b)Buyer Guarantor represents and warrants that (i) it is duly organized, validly existing and in good standing under the laws of Delaware, (ii) it has all requisite power and authority to execute, deliver and perform its obligations under this Section 9.17 and this Agreement has been duly executed and delivered by it and, assuming due authorization, execution and delivery by the other Parties, this Section 9.17 constitutes a valid and binding obligation of Buyer Guarantor, enforceable against Buyer Guarantor in accordance with its terms (subject to the Remedies Exception) and (iii) the execution, delivery and performance of this Agreement does not contravene any Law to which Buyer Guarantor is subject or result in any breach of any Contract to which Buyer Guarantor is a party, other than such contravention or breach that would not limit its ability to carry out the terms and provisions of this Section 9.17. Buyer Guarantor shall not transfer or assign, in whole or in part, any of its obligations under this Section 9.17 without the prior written consent of Seller Parent, which consent shall not be unreasonably withheld, conditioned or delayed, and any such assignment without such consent is null and void. Buyer Guarantor’s guaranty of the Buyer Guaranteed Obligations is irrevocable and shall survive termination of this Agreement and continue for the duration of the Buyer Guaranteed Obligations.
Section 9.18.    Release.
(a)Effective upon the Closing, Buyer (on behalf of itself and each of the other Buyer Parties) hereby waives and releases any and all claims, demands, obligations, Liabilities, defenses, affirmative defenses, setoffs, counterclaims, Proceedings and causes of action of whatever kind or nature, whether known or unknown (including all claims, demands and causes of action for contribution and indemnity under statute or common law) that any of the Buyer Parties currently has or, in the future, may have against any of the Seller Parties for any of the Seller Parties’ actions or omissions prior to the Closing, or any other matter, cause, event or circumstance occurring prior to the Closing, in any such case in relation to or arising from the Business, the Purchased Companies or the Purchased Subsidiary, or the pre-Closing businesses, operations and properties of the Purchased Companies or the Purchased Subsidiary, and the ownership of the Business, the Purchased Companies or the Purchased Subsidiary by Sellers and, indirectly, Seller Parent prior to Closing, in each case other than claims expressly permitted under this Agreement or any Ancillary Agreement. Buyer hereby acknowledges the release set forth in the preceding sentence and covenants and agrees that it will honor such release and will not, and will cause the Purchased Companies, the Purchased Subsidiary and the other Buyer Parties not to, take any action inconsistent therewith (including commencing litigation with respect to, or directly or indirectly transferring to another Person, any released claims). Each Seller Party to which this Section 9.18(a) applies is a third-party beneficiary of this Section 9.18(a). Notwithstanding the foregoing, this Section 9.18(a) shall not apply to (x) any violation of Law by any employee of any Purchased Company or Purchased Subsidiary that is not an officer or director of Seller Parent or any Seller or (y) any claims for Fraud.
(b)Effective upon the Closing, each of Seller Parent and each of the Sellers (on behalf of itself and each of the other Seller Parties) hereby waives and releases any and all claims, demands, obligations, Liabilities, defenses, affirmative defenses, setoffs, counterclaims, Proceedings and causes of action of whatever kind or nature, whether known or unknown

(including all claims, demands and causes of action for contribution and indemnity under statute or common law) that any of the Seller Parties currently has or, in the future, may have against any of the Buyer Parties (including the Purchased Companies and Purchased Subsidiary) for any of the Buyer Parties’ (including the Purchased Companies and Purchased Subsidiary) actions or omissions prior to the Closing, or any other matter, cause, event or circumstance occurring prior to the Closing, in any such case in relation to or arising from the Business, the pre-Closing businesses, operations and properties of the Buyer Parties, Purchased Companies and Purchased Subsidiary, and the ownership of the Business, the Purchased Companies or the Purchased Subsidiary prior to Closing, in each case other than claims expressly permitted under this Agreement or any Ancillary Agreement. Each of Seller Parent and each of the Sellers hereby acknowledges the release set forth in the preceding sentence and covenants and agrees that it will honor such release and will not, and will cause the Seller Parties not to, take any action inconsistent therewith (including commencing litigation with respect to, or directly or indirectly transferring to another Person, any released claims).Each Buyer Party to which this Section 9.18(b) applies is a third-party beneficiary of this Section 9.18(b). Notwithstanding the foregoing, this Section 9.18(b) shall not apply to any claims for Fraud with respect to the representations and warranties in Article IV.
(c)Each of Seller Parent, and each of the Sellers and Buyer is aware that any Seller Party or any Buyer Party, as applicable, may hereafter discover claims or facts in addition to or different from those such Person now knows or believes to be true with respect to the matters related herein. Nevertheless, it is Buyer’s intention (on behalf of itself and the other Buyer Parties), and it is Seller Parent’s and each Seller’s intention (on behalf of itself and the other Seller Parties), to irrevocably, unconditionally, voluntarily, knowingly, fully, finally, completely and forever settle and release the matters being released pursuant to Section 9.18(a) and Section 9.18(b), respectively, and all claims relating thereto, which now exist or, in the future, may exist between any of the Buyer Parties and any of the Seller Parties. In furtherance of such intention, the release given herein will remain in effect as a full and complete release of all such matters notwithstanding the discovery or existence of any additional or different claims or facts related thereto. Seller Parent and each of the Sellers, on its own behalf and on behalf of the other Seller Parties, and Buyer, on its own behalf and on behalf of the other Buyer Parties, hereby expressly waives any and all provisions, rights and benefits conferred by §1542 of the California Civil Code (or any similar, comparable or equivalent provision or law), which provides:
“A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS THAT THE CREDITOR OR RELEASING PARTY DOES NOT KNOW OR SUSPECT TO EXIST IN HIS OR HER FAVOR AT THE TIME OF EXECUTING THE RELEASE, AND THAT, IF KNOWN BY HIM OR HER WOULD HAVE MATERIALLY AFFECTED HIS OR HER SETTLEMENT WITH THE DEBTOR OR RELEASING PARTY.”
Section 9.19.    No Recourse to Financing Sources. Notwithstanding anything herein to the contrary, each of the Sellers and Seller Parent (on behalf of itself, its Subsidiaries and the equityholders, directors, officers, employees, consultants, financial advisors, accountants, legal counsel, investment bankers and other agents, advisors and representatives of each of them) acknowledges and agrees that it (and such other Persons) shall have no recourse against the

Financing Sources, and the Financing Sources shall be subject to no liability or claims by such Persons (or such other Persons) in connection with the Debt Financing or in any way relating to this Agreement or any of the transactions contemplated hereby or thereby, whether at law, in equity, in contract, in tort or otherwise. Except as set forth in the prior sentence, nothing in this Section 9.19 shall affect the rights of (a) Seller Parent or Sellers under this Agreement or (b) Buyer or its Affiliates under the Commitment Letter. The provisions of this Section 9.19 shall survive the termination of this Agreement.
ARTICLE X.
CERTAIN DEFINITIONS AND INTERPRETIVE MATTERS
Section 10.01.    Definitions. As used herein, the following terms shall have the following meanings:
“Accounts Payable” means, in respect of the Business, all accounts payable, notes payable, trade payables and similar amounts payable to third-parties (including, for the avoidance of doubt, any accounts payable in respect of host fees, lease payments under the Leases or royalty payments) in connection with the Business and that are generated on before the Calculation Time, in each case, that remain unpaid as of the Calculation Time, all calculated in accordance with IFRS.
“Accounts Receivable” means, in respect of the Business, all outstanding accounts receivable, notes receivable and other amounts receivable from any third-party in connection with the Business and generated on or before the Calculation Time, whether or not in the Ordinary Course, in each case that remain uncollected as of the Calculation Time, all calculated in accordance with IFRS.
“Accrued Pre-Closing Bonus Liability” means, as of the Calculation Time, the liability associated with the value of accrued but unpaid commissions or other cash incentive compensation that Continuing Business Employees are eligible to receive for 2023 (or any unpaid amounts related to periods prior to 2023), together with the employer portion of any employment, payroll, withholding or other Taxes associated with such amounts, all calculated in accordance with the Accounting Methodologies.
“Accrued Vacation Liability” means, as of the Calculation Time, the liability associated with the value of all accrued, but unused vacation and other paid time off of the Continuing Business Employees, together with the employer portion of any employment, payroll, withholding or other Taxes associated with such amounts, all calculated in accordance with the Accounting Methodologies.
“Affiliate” means, with respect to any specified Person, any other Person that, directly or indirectly, controls, is controlled by, or is under common control with, the first specified Person, through one or more intermediaries or otherwise; provided, that (a) with respect to Seller Parent and Sellers, “Affiliate” shall not at any time include any direct or indirect equityholder of Seller Parent or any Affiliates of such direct or indirect equityholder of Seller Parent and (b) with respect to Buyer, “Affiliate” shall not at any time include any direct or indirect equityholder of

Buyer Guarantor or any Affiliates of such direct or indirect equityholder of Buyer Guarantor. For the avoidance of doubt, following the Closing, Affiliates of Buyer shall include the Purchased Companies and the Purchased Subsidiary.
“Ancillary Agreement” means any agreements or other document or instrument to be executed and delivered by a Party in connection with this Agreement.
“Anti-Corruption Laws” means any applicable domestic or international Laws relating to anti-bribery or anti-corruption (governmental or commercial), including Laws that prohibit the corrupt payment, offer, promise, or authorization of the payment or transfer of anything of value (including gifts or entertainment), directly or indirectly, to any representative of a foreign Governmental Authority or commercial entity to obtain a business advantage, including the U.S. Foreign Corrupt Practices Act of 1977 (as amended), the U.K. Bribery Act 2010, and all national and international Laws enacted to implement the OECD Convention on Combating Bribery of Foreign Officials in International Business Transactions.
“Antitrust Authorities” means the Antitrust Division of the United States Department of Justice, the United States Federal Trade Commission or the antitrust or competition law authorities of any other jurisdiction (whether the United States, foreign or multinational).
“Applicable Lookback Date” means (i) with respect to any representations and warranties relating to Waste Industries of Delaware, LLC, Waste Industries of Maryland, LLC and Waste Industries of Pennsylvania, LLC, November 14, 2018 and (ii) with respect to any representations and warranties relating to County Waste of Pennsylvania, LLC or Pink Trash Company, Inc., January 1, 2020.
“Business” means, collectively, the respective solid waste collection, transfer station, recycling and other businesses carried on by the Purchased Companies and the Purchased Subsidiary as of the date hereof and as of the Closing Date.
“Business Asset” means any (A) asset (other than Excluded Assets), including for these purposes the vehicle fleet summary attached to Schedule 2.03(c), that is owned by Seller Parent or any of its Affiliates as of the date hereof or as of immediately prior to the Closing and which is primarily used in the conduct or operation of the Business or (B) any Contract to which Seller Parent or any of its Affiliates is a party as of the date hereof or as of immediately prior to the Closing and which is primarily related to the conduct or operation of the Business.
“Business Day” means any day that is not a Saturday, a Sunday or other day on which commercial banks in any of New York, New York, Boston, Massachusetts or Toronto, Canada are required by Law to close.
“Business Employees” means, collectively, those employees who are employed by a Purchased Company or the Purchased Subsidiary as of the date hereof or as of immediately prior to the Closing, as the context requires, including each such employee who is on leave of absence (including medical leave, military leave, workers compensation leave and short-term or long-term disability) or vacation; provided that (i) each individual set forth on Schedule 10.01(a) shall not be considered a “Business Employee” and (ii) each individual set forth on Schedule 10.01(b) shall expressly be considered a “Business Employee” for all purposes of this Agreement, notwithstanding which entity employs such individual.
“Buyer Group” means Buyer, its Affiliates and, after the Closing, the Purchased Companies and the Purchased Subsidiary.
“Business IT Systems” means any IT Systems owned or controlled by Sellers or their respective Affiliates and used in the Business.
“Buyer Parties” means (a) Casella Waste Systems, Inc. and its subsidiaries and controlled Affiliates and (b) the former, current or future general or limited partners, equity holders, managers, members, directors, officers, employees, agents, representatives, successors and assigns of the Persons identified in clause (a), in each case, in their capacity as such.
“Calculation Time” means 11:59:59 p.m. (Eastern time) on the day immediately prior to the Closing Date.
“CapEx Adjustment Amount” means the aggregate amount of cash funded by Sellers or their respective Affiliates (including the Purchased Companies and the Purchased Subsidiary) in respect of capital expenditures for the Business, in each case, from and after January 1, 2023 and prior to the Calculation Time, all calculated in accordance with the Accounting Methodologies.
“CARES Act” means the Coronavirus Aid, Relief, and Economic Security Act, the Families First Coronavirus Response Act, the Consolidated Appropriations Act, 2021 and the American Rescue Plan Act of 2021 or any similar applicable federal, state or local Law (including IRS Notice 2020-65 and the Presidential Memorandum on Deferring Payroll Tax
Obligations in Light of the Ongoing COVID-19 Disaster issued on August 8, 2020), in each case as amended.
“COBRA” means the requirements for continuation health coverage under ERISA Section 601 et seq. and Section 4980B of the Code and any comparable state Laws.
“Code” means the Internal Revenue Code of 1986, as amended.
“Confidentiality Agreement” means that certain Confidentiality Agreement, dated November 18, 2022, by and between Seller Parent and Buyer Guarantor.
“Contract” means any legally binding contracts, arrangements, agreements, subcontracts and leases, whether written or oral, and including all exhibits, schedules and annexes thereto and all amendments and modifications thereof.
“control” of a Person means the power, directly or indirectly, either to (a) vote 50.1% of the securities having ordinary voting power for the election of directors of such Person or (b) direct or cause the direction of the management and policies of such Person, whether by Contract or otherwise.

“Corrective Action” means, with respect to any Special Indemnity Matter, all activities, whether undertaken pursuant to judicial or administrative order or otherwise, reasonably necessary or required to comply with any Permit or any applicable Environmental Laws to investigate, test, monitor, clean up, abate, remove, dispose, treat, cover, remediate (including by natural attenuation or bioremediation), protect from human or environmental exposure or in any other commercially reasonably way address any Hazardous Materials, or any Release, that are the subject of such Special Indemnity Matter.
“COVID-19” means SARS-CoV-2 or COVID-19, and any evolutions thereof or related or associated epidemics, pandemic or disease outbreaks.
“COVID-19 Measures” means any measures taken to comply with any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down, closure, sequester or any other Law, order, directive, guideline or recommendation expressly promulgated by any Governmental Authority in connection with or in response to COVID-19, including, but not limited to, the CARES Act.
“Current Assets” means the consolidated current assets of the Business, in each case, calculated in accordance with IFRS (except for any current assets comprising of baled commodity inventory or loose old corrugated cardboard (“Loose OCC”) held by any “materials recovery facility” of the Business, which baled commodity inventory or Loose OCC shall be calculated based on a physical inventory count at the Calculation Time and priced at the preceding month market sale price (and not index price)), including, for the avoidance of doubt, any such current assets that are comprised of Accounts Receivable; provided, that, for purposes of this definition, (i) Current Assets shall not include any cash or cash equivalents; (ii) Current Assets shall include only Accounts Receivable for active accounts (and not “closed” or “suspended” accounts (such “closed” or “suspended” accounts, the “Non-Active Accounts”)) aged 90 days or less, and only at ninety-nine percent (99%) of the then outstanding face amount thereof (it being understood that the one percent (1%) discount contemplated by this clause (ii) shall represent an allowance for doubtful accounts); (iii) Accounts Receivable shall include Total Ancillary Charges related thereto and (iv) all Excluded Assets shall be excluded.
“Current Liabilities” means the consolidated current liabilities of the Business, in each case, calculated in accordance with IFRS, including, for the avoidance of doubt, any such current liabilities that are comprised of Accounts Payable; provided, that Current Liabilities (and Accounts Payable) shall exclude (i) any accrued Liabilities in respect of costs, expenses or capital expenditures related to (x) landfill closure or post-closure obligations or construction or (y) landfill asset retirement obligations, in the case of this clause (i), all of which shall constitute Retained Liabilities and (ii) any Tax liability of the Purchased Companies or the Purchased Subsidiary.
“Debt Financing Documents” means (a) all credit agreements, and security agreements, and guarantee agreements, relating to the Debt Financing; and (b) agreements, documents or certificates relating to the creation, perfection or enforcement of liens required to be put in place on the Closing Date pursuant to the Commitment Letter and to the extent securing the Debt Financing.

“Employee Benefit Plan” means (i) each “employee benefit plan” as defined in Section 3(3) of ERISA (whether or not subject to ERISA), (ii) each employment, consulting, severance, change in control, retention or similar plan, agreement, arrangement, policy or Contract and (iii) each other plan, agreement, arrangement, policy or Contract (written or oral) providing for compensation, bonuses, perquisites, profit-sharing, equity or equity-related rights, incentive or deferred compensation, vacation, sick leave or other paid time off, health or medical benefits, dental benefits, vision benefits, life insurance benefits, accident insurance benefits, flex spending, employee assistance program, disability or sick leave benefits, fringe benefits, post-employment or retirement benefits (including compensation, pension, health, medical or life insurance benefits) or any other employee benefits, in each case, excluding any Multiemployer Plan.
“Environmental Laws” means any and all applicable Laws, including without limitation any Governmental Order or binding agreement with any Governmental Authority, relating to: (a) the pollution or protection of natural resources, endangered, threatened or special-status species, occupational and human health or safety (as it relates to exposure to Hazardous Materials), or the environment (including ambient air, soil, sediments, wetlands, surface water or groundwater, or subsurface strata); or (b) exposure to, or the presence, Release, manufacture, use, containment, storage, recycling, reclamation, reuse, treatment, generation, discharge, spill, injection, dumping, emission, transportation, processing, production, disposal or remediation of any Hazardous Materials.
“Equity Securities” means, of any Person, as applicable (i) any and all of its shares of capital stock, membership interests, partnership (general or limited) interests or other equity interests or share capital, (ii) any warrants, Contracts or other rights or options directly or indirectly to subscribe for or to purchase any capital stock, membership interests, partnership (general or limited) interests or other equity interests or share capital of such Person, (iii) all securities or instruments directly or indirectly exchangeable for or convertible or exercisable into any of the foregoing or with any profit participation features with respect to such Person, or (iv) any share appreciation rights, phantom share rights or other similar rights with respect to such Person or its business.
“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.
“ERISA Affiliate” means any entity that is, or at any applicable time was, a member of (a) a controlled group of corporations (as defined in Section 414(b) of the Code), (b) a group of trades or businesses under common control (as defined in Section 414(c) of the Code), or (c) an affiliated service group (as defined under Section 414(m) of the Code or the regulations under Section 414(o) of the Code), any of which includes or included any Purchased Company or the Purchased Subsidiary.
“Escrow Agent” means PNC Bank, National Association.
“Escrow Agreement” means the agreement, substantially in the form attached as Annex E, entered into on the Closing Date by Buyer, Seller Parent and the Escrow Agent, pursuant to which the Escrow Agent will hold the Indemnification Escrow Amount.

“Financing Sources” means the agents, arrangers, lenders and other entities that are party to the Commitment Letter (including any amendments thereto) and that have committed to provide or arrange or otherwise entered into agreements in connection with the Debt Financing, including the parties to any commitment letter or engagement letter in respect of the Debt Financing or to any joinder agreements, indentures, credit agreements or other agreements entered into pursuant thereto or relating thereto, together with their affiliates and the current, former or future officers, directors, employees, partners, trustees, shareholders, equityholders, managers, members, limited partners, controlling persons, agents and representatives of each of them and the successors and assigns of the foregoing Persons.
“Fraud” means, with respect to a Person, an actual and intentional common law fraud (and not a constructive fraud, negligent misrepresentation or omission, or any form of fraud premised on recklessness or negligence) under Delaware Law by such Person in the making of the representations and warranties in Article II, Article III or Article IV, as applicable, and not with respect to any other matters.
“Geographic Region” means the area comprising the 100-mile radius surrounding each facility owned, operated or occupied by a Purchased Company, Purchased Subsidiary or the Business, in each case, as of the Closing Date; provided, that, in no event shall any part of the Commonwealth of Virginia or the State of West Virginia be included within the Geographic Region.
“GFL Benefit Plan” means each Employee Benefit Plan that is maintained, sponsored or contributed to (or required to be contributed to) by Seller Parent or any of its Subsidiaries for the benefit of any Business Employee (or any of their respective dependents or beneficiaries), excluding any Business Benefit Plan.
“Governmental Authority” means any federal, state, tribal, local or foreign government or political subdivision thereof, or any agency or instrumentality of such government or political subdivision, or any self-regulated organization or other non-governmental regulatory authority or quasi-governmental authority (to the extent that the rules, regulations or orders of such organization or authority have the force of Law), or any administrative agency or commission, or any arbitrator, court or tribunal of competent jurisdiction.
“Governmental Order” means any order, judgment, injunction, directive, decree, writ, stipulation, determination or award, in each case, entered by any Governmental Authority.
“Hazardous Material(s)” means (a) any material, substance, or waste, in each case, whether naturally occurring or manmade, that is listed, regulated or otherwise defined as “hazardous,” “toxic,” or a pollutant or contaminant under Environmental Laws; and (b) medical waste, biological waste, solid waste and mixed waste that is regulated under Environmental Laws, and (c) petroleum or petroleum-derived products, radon, radioactive materials or wastes, asbestos in any form, lead or lead-containing materials, urea formaldehyde foam insulation, polychlorinated biphenyls, and per- and polyfluoroalkyl substances.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.
“IFRS” means International Financial Reporting Standards as in effect from time to time, consistently applied.
“Indebtedness” means, as of any time of determination, without duplication, the aggregate amount of: (a) all indebtedness of any Purchased Company or the Purchased Subsidiary for borrowed money, (b) all indebtedness of any Purchased Company or the Purchased Subsidiary evidenced by any note, bond, debenture, mortgage or other debt instrument or debt security or similar instrument, (c) all obligations of any Purchased Company or the Purchased Subsidiary with respect to leases that would be required to be capitalized or otherwise recorded as finance leases pursuant to IFRS, (d) amounts owing as deferred purchase price of property or services with respect to which any Purchased Company or the Purchased Subsidiary is liable (other than Ordinary Course trade payables and any accrued capital expenditures included in the CapEx Adjustment Amount), including, for the avoidance of doubt, any earnouts, seller notes, holdbacks or similar obligations related to past acquisitions, (e) all costs and expenses that would be payable by any Purchased Company or the Purchased Subsidiary upon hypothetical termination on the Closing Date (whether or not actually terminated) of any obligations of any Purchased Company or the Purchased Subsidiary under interest rate swap, currency swap, forward or interest rate contracts or other hedging arrangements, (f) obligations of any Purchased Company or the Purchased Subsidiary under any performance, surety or similar bond, any letter of credit or bankers’ acceptance or similar facility, but in each case only to the extent drawn or called (and not paid in full or otherwise discharged) and excluding any obligations in respect of undrawn letters of credit, (g) all obligations arising from or under, or otherwise in respect of, (x) unfunded or underfunded vested deferred compensation arrangements payable by any Purchased Company or the Purchased Subsidiary, (y) severance benefits based on terminations occurring or formally announced by Seller, any Purchased Company or the Purchased Subsidiary, in each case, prior to the Closing Date and payable by any Purchased Company or the Purchased Subsidiary (excluding, for the avoidance of doubt, any such benefits pursuant to arrangements entered into at Buyer’s direction), and (z) any unfunded vested obligations under a pension or retirement plan payable by any Purchased Company or the Purchased Subsidiary (including, in each case, the employer portion of any employment or payroll Taxes related thereto); (h) all obligations secured by (or for which the holder of such obligations has an existing right, contingent or otherwise, to be secured by) any Lien (other than a Post-Closing Permitted Liens on property owned or acquired by any Purchased Company or the Purchased Subsidiary; (i) all obligations under conditional sale or other title retention agreements relating to property or assets owned by any Purchased Company or the Purchased Subsidiary; (j) all outstanding obligations to current and former equityholders in their capacity as such, including any unpaid dividends or distributions or any unpaid management or advisory fees under any management services or similar agreements with any Affiliate of Sellers or holder of Equity Securities of the Purchased Companies or the Purchased Subsidiary; (k) all obligations with respect to government assistance programs that are subject to clawbacks or other mandatory repayments (whether or not such terms are triggered prior to the date of determination); (l) with respect to any indebtedness of a type described in clauses (a) through (k) above of any Person other than any Purchased Company or the Purchased Subsidiary, any such indebtedness that is (x) guaranteed by any Purchased Company or the Purchased Subsidiary or (y) secured by any of the assets or properties of any Purchased Company or the Purchased Subsidiary, (m) for clauses (a) through (l) above, all accrued and unpaid interest thereon, if any, and any fees, costs, expenses or other payment obligations associated with any required repayment of such indebtedness on the Closing Date; provided, however, that Indebtedness shall not include: (i) any obligations under any performance, surety, statutory, appeal or similar bond or any letter of credit, in each case to the extent undrawn or uncalled, (ii) the Unearned Revenue Amount, (iii) the Accrued Vacation Liability, (iv) the Accrued Pre-Closing Bonus Liability, (v) any Retained Liability, (vi) any Seller Transaction Expenses, (vii) any Current Liabilities (and any amounts expressly excluded from the definition thereof, other than Tax liabilities expressly included in clause (z) of the definition of Indebtedness), (viii) obligations in respect of any (A) Lease, (B) the Optical Lease or (C) any other lease that any Purchased Company or the Purchased Subsidiary treats as an operating lease in the preparation of the Financial Accounts, (ix) any intercompany indebtedness solely between or among any Purchased Company or the Purchased Subsidiary and (x) indebtedness incurred, issued or otherwise obtained by or on behalf of or otherwise at the direction of Buyer or its Affiliates.
“Indemnification Escrow Amount” means $1,968,750.
“Indemnification Escrow Fund” means the Indemnification Escrow Amount, as adjusted from time to time, together with any interest earned thereon in accordance with the Escrow Agreement.
“Intellectual Property” means all intellectual property rights, including all: (i) patents and patent applications, (ii) trademarks, service marks, trade dress and trade names, (iii) copyrights, (iv) Internet domain names, and (v) trade secrets.
“Interim Breach” means any Interim Breach (as defined in the R&W Insurance Policy) that is set forth as an exception to the No Claims Declaration (as defined in the R&W Insurance Policy), in each case, other than with respect to Retained Claims.
“IT Systems” means all software, hardware, hubs, routers, platforms, servers, peripherals, systems, networks, telecommunications equipment and other informational technology equipment and assets.
“Knowledge of Sellers” means the actual knowledge of Mindy Gilbert, Craig Orenstein, Luke Pelosi, Ben Habets and Michael Howell.
“Law” means any U.S. or non-U.S. federal, state, tribal, provincial, local or municipal statute, law (including common law), act, rule, ruling, regulation, ordinance or Governmental Order, in each case, enacted, issued, adopted, promulgated, entered into or applied by a Governmental Authority.
“Liabilities” means all debts, liabilities, guarantees, assurances, commitments, and obligations, whether legal or equitable, accrued, unaccrued or fixed, absolute or contingent,

matured or unmatured, determined or determinable, asserted or unasserted, known or unknown, foreseen or unforeseen, ordinary or extraordinary, patent or latent, including those arising under any Law or Proceeding and those arising under any Contract.
“Lien” means any lien, mortgage, deed of trust, pledge, hypothecation, title defect, charge, security interest, security agreement, easement, covenant, pledge, option, warrant, call, proxy, voting agreement, restriction on transfer of title or other encumbrance of any kind or nature whatsoever (whether statutory, contractual or otherwise, and including any conditional sale or other title retention agreement and any lease having substantially the same effect as any of the foregoing and any assignment or deposit arrangement in the nature of a security device).
“Loss” or “Losses” means Liabilities, claims, damages, Proceedings, demands, assessments, adjustments, Taxes, penalties, losses, costs and expenses whatsoever (including court costs and reasonable fees and expenses of attorneys, accountants, financial advisors and other experts, fees and expenses of investigation, litigation, arbitration or other dispute resolution procedures (including any amounts paid in settlement), and environmental costs, fees or expenses for investigation, remediation or removal), whether equitable or legal, matured or contingent, known or unknown, foreseen or unforeseen, ordinary or extraordinary, patent or latent, and includes any diminution in value, lost opportunity and similar indirect damages, in each case, subject to Section 8.04(d).
“Material Adverse Effect” means any effect, change, event, condition or occurrence (each an “Effect”) that has or would reasonably be expected to have a material adverse effect on (a) the business, assets, liabilities, results of operations or financial condition of the Business, taken as a whole or (b) the ability of Seller Parent or any Seller to consummate the transactions contemplated by this Agreement on or before the Termination Date; provided, however, that with respect to subclause (a), in no event shall any of the following Effects (or the effect of any of the following Effects), alone or in combination, be deemed to constitute, or be taken into account in determining whether there has been, is or will be, a “Material Adverse Effect” on or in respect of the Business: (a) any change in applicable Laws, IFRS or regulatory policies or interpretations thereof or in accounting or reporting standards or principles or interpretations thereof, (b) the announcement or the execution of this Agreement, the identity of Buyer, the pendency or consummation of the Purchase and Sale or the performance of this Agreement (or the obligations hereunder), including the impact thereof on relationships, contractual or otherwise, with customers, vendors, suppliers, partners (including independent contractors) and employees or any cancellation of or delay in customer orders, (c) any change in interest rates or economic, legal, political, business, financial, social, commodity, currency or market conditions generally, or any change generally affecting any of the industries in which the Business operates or the economy as a whole, including changes in rules, regulations or decisions of any Governmental Authority affecting the waste collection, transportation or disposal industry, (d) the taking of any action expressly required by this Agreement or at the written request of Buyer, (e) any earthquake, hurricane, tsunami, tornado, flood, mudslide, weather condition, wild fire or other natural disaster or act of God, force majeure event or other calamity, or any escalation or worsening relating to the foregoing, including any escalation or worsening of stoppages, shutdowns or habits or behavior of people, or any response of any Governmental Authority

(including requirements for business closures or “sheltering-in-place”), related to any of the foregoing (in each case other than those changes or other Effects that are described in clauses (h) below), (f) any national, international, foreign, domestic or regional political or social conditions, including as a result of the outbreak or escalation of hostilities, acts of terrorism, cyber terrorism, military action, political instability or any governmental or other response to any of the foregoing, in each case whether or not involving the United States, (g) any failure of the Business to meet any projections, forecasts or budgets or estimates of revenues, earnings or other financial metrics for any period; provided, that this clause (g) shall not prevent a determination that any change or other Effect underlying such failure to meet projections, forecasts or budgets has resulted in a Material Adverse Effect (to the extent such change or other Effect is not otherwise excluded from this definition of Material Adverse Effect) or (h) any pandemic (including COVID-19), public health event, outbreak of disease or illness, or any escalation or worsening relating to the foregoing, including any escalation or worsening of stoppages, shutdowns or habits or behavior of people, or any response of any Governmental Authority (including any COVID-19 Measures or other requirements for business closures or “sheltering-in-place”), related to any of the foregoing; except, in the case of clauses (a), (c), (e), (f) or (h) above, to the extent that any such Effect has a disproportionate and adverse effect on the Business relative to other Persons operating in the industry sector or sectors in which the Business operates in the Ordinary Course.
“Material Lease” means any Lease that is set forth on Schedule 10.03(c).
“Multiemployer Plan” means a multiemployer plan, as defined in Section 3(37) or 4001(a)(3) of ERISA.
“Ordinary Course” shall mean an action taken, or omitted to be taken, by any Person in the ordinary course of such Person’s business consistent with past practice.
“Organizational Document” means with respect to a corporation, the certificate of incorporation or articles of incorporation and bylaws of such corporation; with respect to a general partnership, the partnership agreement establishing such partnership; with respect to a limited liability company, the articles of organization and the operating agreement of such company, with respect to a joint venture, the joint venture agreement establishing such joint venture; with respect to a limited partnership, the limited partnership agreement and certificate of limited partnership for such entity; with respect to a trust, the instrument establishing such trust; and with respect to any other entity, any charter document or other document executed, adopted, approved, ratified or filed in connection with the formation, creation, constitution or organization of such entity.
“Other Buyer Companies” means Buyer Guarantor and its Subsidiaries (other than the Purchased Companies and the Purchased Subsidiary).
“Parent Group” means (i) the “affiliated group” as defined in Code section 1504(a) of which any Seller is (or is disregarded as an entity separate from) a member, or (ii) with respect to each state, local or foreign jurisdiction in which any Seller is (or is disregarded as an entity separate from) a member of a group that files a consolidated, combined, or unitary Tax Return and in which the Purchased Companies and the Purchased Subsidiary are subject to Tax, the group with respect to which such Tax Return is filed.
“Parent Group Taxes” means all Tax liabilities of any Parent Group for which any of the Purchased Companies or the Purchased Subsidiary is liable under Treasury Regulations Section 1.1502-6 or any similar provision of state or local Law.
“Permits” means all permits, licenses, certificates of authority, authorizations, approvals, registrations and other similar consents issued by or obtained from a Governmental Authority.
“Permitted Liens” means (i) statutory or common law Liens of mechanics, materialmen, warehousemen, landlords, carriers, repairmen, construction contractors and other similar Liens that arise in the Ordinary Course that relate to obligations that are not yet due and payable or that are being contested in good faith and for which adequate reserves have been established in the Financial Accounts in accordance with IFRS, (ii) Liens incurred in the Ordinary Course (A) in connection with workers’ compensation, unemployment insurance and other social security legislation, and (B) securing obligations in respect of letters of credit that have been posted by or on behalf of the Business to support the payment of the items in the immediately preceding clause (A), (iii) Liens incurred in the Ordinary Course under the Support Obligations, (iv) Liens for Taxes, assessments or other governmental charges, in each case, not yet due and payable or which are being contested in good faith through appropriate Proceedings and for which adequate reserves have been established in the Financial Accounts in accordance with IFRS, (v) Liens on real property (including easements, covenants, rights of way, conditions, restrictions, encumbrances, defects, imperfections, irregularities of title or other Liens and similar restrictions of record) that (A) are matters of record or (B) would be disclosed by a current, accurate survey or physical inspection of such real property, in each case of clauses (A) and (B), which do not individually or in the aggregate (1) interfere with the use of the Real Property for its intended purposes in the operation of the Business at such location as conducted as of the date of this Agreement or (2) materially impair the value of such Real Property, (vi) building and zoning laws, ordinances and regulations now or hereinafter in effect relating to the Real Property that are not violated by the current use and occupancy of such Real Property, (vii) Liens that are customary contractual rights of setoff relating to purchase orders and other agreements entered into with customers in the Ordinary Course, (viii) Liens (A) securing rental payments under capital lease agreements and purchase money obligations (including, for the avoidance of doubt, the Optical Lease, it being understood that any Liens securing rental payment obligations under the Optical Lease shall constitute Permitted Liens for all purposes of this Agreement) or (B) arising out of conditional sale, title retention, consignment or similar arrangements for the sale of goods or equipment in the Ordinary Course, in each case of this clause (viii), that are taken into account in the calculation of Indebtedness, or (ix) Liens that will be discharged or released at or prior to the Closing pursuant to one or more Release Letters.
“Permitted Post-Closing Liens” means Permitted Liens, other than those described in clause (ii) of the definition thereof (to the extent such Liens in such clause (ii) secure letters of credit).

“Person” means any individual, firm, corporation, partnership, limited liability company, incorporated or unincorporated association, joint venture, joint stock company, Governmental Authority or other entity of any kind.
“Personal Information” means: (a) any data and information that, whether alone or in combination with any other data or information, identifies, relates to, describes, is reasonably capable of being associated with, or could reasonably be linked with a natural Person, system or device (e.g., name, street address, telephone number, e-mail address, Social Security numbers, driver’s license number, passport number, credit card number, user or account number, IP addresses, credentials, device IDs, geographic location, platform, biometric information or transaction history, etc.); or (b) data or information considered “personal information,” “personally identifiable information”, “individually identifiable health information,” “protected health information”, “user data”, “customer data”, “sensitive data”, “individual data”, “personal financial information” or “personal data” (or similar term or terminology).
“Post-Closing Tax Period” means any Tax period beginning after the Closing Date and the portion of any Straddle Period beginning after the Closing Date.
“Pre-Closing Tax Period” means any Tax period ending on or before the Closing Date and the portion of any Straddle Period ending on (and including) the Closing Date.
“Privacy Laws” means all applicable Laws issued by any Governmental Authority and binding industry guidance, in each case as amended, consolidated, re-enacted or replaced from time to time, relating to the privacy, security, or Processing of Personal Information, data breach notification, and marketing email, text message, or telephone communications, including, as applicable, the Telephone Consumer Protection Act; the Telemarketing and Consumer Fraud and Abuse Prevention Act; the Controlling the Assault of Non-Solicited Pornography and Marketing Act; the California Consumer Privacy Act (“CCPA”); and all other similar federal, state, provincial and local Laws and guidance.
“Privacy Policies” means each external presentation, written training, manual, policy, notice, or statement relating to Personal Information, including privacy policies.
“Proceeding” means any claim, action, suit, assessment, arbitration, mediation, investigation, audit, or proceeding, in each case that is by or before any Governmental Authority or arbitral body.
“Prohibited Person” means (a) a Person on the List of Specially Designated Nationals and Blocked Persons administered by the U.S. Department of the Treasury or the Denied Persons List or Entity List administered by the U.S. Department of Commerce; (b) the government of any nation against which the United States imposes a trade embargo, including any agency or instrumentality thereof; or (c) a Person acting or purporting to act, directly or indirectly, on behalf of, or an entity that is majority owned or controlled by, any of the Persons covered by the foregoing sub-sections (a) or (b).
“Purchased Subsidiary” means each Subsidiary of a Purchased Company.

“Release” means any release, spill, emission, leaking, pumping, pouring, injection, escaping, deposit, disposal, discharge, dumping, or leaching of any Hazardous Material into the outdoor environment.
“Representatives” means, with respect to any Person, in each case, the Affiliates of such first Person, and any officers, directors, managers, principals, employees, agents, consultants, auditors, legal counsel, accountants, advisors, bankers and other representatives, in each case, to the extent such Person is acting on such first Person’s behalf.
“Security Incident” means any (i) breach of security or other unauthorized access to, or use of, or other compromise to, the integrity or availability of any Business IT Systems, (ii) unauthorized acquisition, interruption, modification, loss, theft, corruption, interference or unauthorized processing of any Business data or information or (iii) compromise, intrusion, misuse, interference or unauthorized access to or use of any Business IT Systems, or any unauthorized processing of any data or information hosted, stored on or accessed therefrom, including any ransomware attack, distributed denial-of-service attack or any other similar incident, that triggers any notice or reporting obligations under applicable Laws.
“Seller Fundamental Representations” means the representations and warranties set forth in Section 2.01, Section 2.02, Section 2.04(a)(i), Section 2.04(a)(ii), Section 2.06, Section 2.15, Section 3.01, Section 3.02, Section 3.04 and Section 3.06.
“Seller Parties” means (a) each of Seller Parent, Sellers and their respective Affiliates and (b) the respective former, current or future general or limited partners, equity holders, managers, members, Affiliates, directors, officers, employees, agents, representatives, successors and assigns of the Persons identified in clause (a), in each case, in their capacity as such.
“Seller Transaction Expenses” means, to the extent not paid prior to the Calculation Time and required to be paid by any Purchased Company or the Purchased Subsidiary following the Calculation Time, (a) all fees, commissions, costs, expenses and disbursements payable to investment bankers, brokers, financial advisors, accountants, finders, attorneys, consultants or fees, disbursements, reimbursements, commissions, expenses or costs, in each case payable or incurred by any Purchased Company or the Purchased Subsidiary in connection with the negotiation, preparation, execution and delivery of this Agreement and the consummation of the Purchase and Sale and in connection with any prior sale transaction or process that Seller Parent or any Seller was considering; (b) any single-trigger change in control, transaction, retention, severance, phantom equity, accelerated benefits or similar payments that become payable to any officer, director, manager, employee or individual consultant of any Purchased Company or the Purchased Subsidiary in connection with the Purchase and Sale, together with the employer portion of any employment or payroll Taxes associated with any such payment, but excluding (i) any amounts payable by any Purchased Company or the Purchased Subsidiary pursuant to any agreements with any directors, managers, employees or officers that are executed by Buyer or a Purchased Company or the Purchased Subsidiary after the Closing and (ii) any payments made at the direction of Buyer or any of its Affiliates at any time; and (c) any Transfer Taxes for which Seller Parent is responsible pursuant to Section 5.11(c); provided, that Seller Transaction Expenses shall not include any amounts taken into account in the calculation of any Retained

Liability, the Accrued Vacation Liability, the Accrued Pre-Closing Bonus Liability or Closing Date Indebtedness.
“Special Indemnity Matter” means any of the matters set forth on Schedule 8.02(d) of the Disclosure Schedules.
“Straddle Period” means any period that begins on or before the Closing Date and ends after the Closing Date.
“Subsidiary” means, with respect to a specified Person, a corporation or other entity of which fifty percent (50%) or more of the voting power of the equity securities or equity interests is owned, directly or indirectly, by such specified Person.
“Tax” or “Taxes” means any and all taxes and other similar fees and charges (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any Governmental Authority or taxing authority, including taxes or other charges on or with respect to income, franchises, windfall or other profits, gross receipts, property, minimum, alternative minimum, estimated, sales, use, payroll, employment, social security, workers’ compensation, unemployment compensation, or net worth; taxes or other charges in the nature of excise, withholding, ad valorem, stamp, transfer, value added, or gains taxes; license, registration and documentation fees; and customs duties, tariffs, and similar charges.
“Tax Refund” means any refund (or credit in lieu of a refund) of Taxes of the Purchased Companies and the Purchased Subsidiary with respect to any Pre-Closing Tax Period that is received by the Purchased Companies, the Purchased Subsidiary, the Buyer or its Affiliates after the Closing, including any interest actually received thereon from a Governmental Authority. Any Tax Refund related to a Straddle Period shall be apportioned based upon the method set forth in Section 5.11(h).
“Tax Return” shall mean any return, declaration, report, statement or other document filed with or required to be filed with a Governmental Authority in respect of Taxes (including any attachments thereto and any amendment thereof).
“Total Ancillary Charges” means any and all ancillary fees and all other such charges billed to any third-party in advance by or with respect to the Business, including fuel charges, environmental charges, regulatory cost recovery and recycling materials offset.
“TSA” means a Transition Services Agreement, substantially in the form attached hereto as Annex B, (the schedules to which may be modified by the Parties as mutually agreed prior to Closing), between Seller Parent or its Affiliates, on the one hand, and Buyer or its Affiliates, on the other hand.
“Unearned Revenue Amount” means the aggregate amount billed by or with respect to the Business to one or more third-parties prior to the Calculation Time, for services to be provided by Buyer or any of its Affiliates after the Calculation Time, including Total Ancillary Charges charged to such third-party(s).
Section 10.02.    Table of Defined Terms.

Term	Section

AAA	Section 1.05(b)
Accounting Auditor	Section 1.05(b)
Accounts Payable	Section 10.01
Accounts Receivable	Section 10.01
Accrued Pre-Closing Bonus Liability	Section 10.01
Accrued Vacation Liability	Section 10.01
Acquisition Transaction	Section 5.06
Adjustment Amount	Section 1.05(a)
Affiliate	Section 10.01
Affiliate Agreement	Section 2.20
Aged A/R	Section 5.12(f)
Aged A/R Collection Amounts	Section 5.12(f)(ii)
Agreement	Preamble
Ancillary Agreement	Section 10.01
Annex	Section 10.03(a)
Anti-Corruption Laws	Section 10.01
Antitrust Authorities	Section 10.01
Applicable Lookback Date	Section 10.01
Article	Section 10.03(a)
Assignment Agreement	Annex A
Burdensome Condition	Section 5.02(c)
Business	Section 10.01
Business Asset	Section 10.01
Business Benefit Plans	Section 2.12(a)
Business Day	Section 10.01
Business Employee List	Section 2.13(a)
Business Employees	Section 10.01
Business IT Systems	Section 10.01
Business Protective Covenants	Section 5.20
Buyer	Preamble
Buyer Cure Period	Section 7.01(d)(i)
Buyer Group	Section 10.01
Buyer Guaranteed Obligations	Section 9.17(a)
Buyer Guarantor	Preamble
Buyer Indemnified Parties	Section 8.02

Buyer Material Adverse Effect	Section 4.01
Buyer Parties	Section 10.01
Buyer’s 401(k) Plan	Section 5.07(d)
Calculation Time	Section 10.01
CapEx Adjustment Amount	Section 10.01
CARES Act	Section 10.01
CCPA	Section 10.01
Change of Control Transaction	Section 5.13(d)
Claim Notice	Section 8.08(a)(i)
Closing	Section 1.04(a)
Closing Date	Section 1.04(a)
Closing Date Accrued Pre-Closing Bonus Liability	Section 1.05(a)
Closing Date Accrued Vacation Liability	Section 1.05(a)
Closing Date CapEx Adjustment Amount	Section 1.05(a)
Closing Date Current Assets	Section 1.05(a)
Closing Date Indebtedness	Section 1.05(a)
Closing Date Seller Transaction Expenses	Section 1.05(a)
Closing Date Unearned Revenue Amount	Section 1.05(a)
Closing Purchase Price	Section 1.02
COBRA	Section 10.01
Code	Section 10.01
Collective Bargaining Agreement	Section 2.13(b)
Commitment Letter	Section 4.06
Confidentiality Agreement	Section 10.01
Continuing Business Employee	Section 5.07(a)
Continuing Support Obligation	Section 5.09
Contract	Section 10.01
control	Section 10.01
Corrective Action	Section 10.01
Covered Environmental Claim	Section 8.04(h)
Covered Person	Section 5.13(a)
COVID-19	Section 10.01
COVID-19 Measures	Section 10.01
Current Assets	Section 10.01
Current Liabilities	Section 10.01
Data Protection Requirements	Section 2.21(d)
Data Room	Section 10.03(j)
Debt Financing	Section 4.06
Debt Financing Commitments	Section 4.06
Debt Financing Documents	Section 10.01
Deficit Amount	Section 1.05(c)

Designated Person	Section 9.16(a)
Determination Date	Section 1.05(b)
Direct Claim	Section 8.08(a)(i)
Dispute Period	Section 8.08(a)(ii)
Disputed Items	Section 1.05(b)
Effect	Section 10.01
Employee Benefit Plan	Section 10.01
Environmental Indemnification Basket	Section 8.04(a)
Environmental Laws	Section 10.01
Environmental Permits	Section 2.18(a)
Environmental Representations	Section 8.01
Equity Securities	Section 10.01
ERISA	Section 10.01
ERISA Affiliate	Section 10.01
Escrow Agent	Section 10.01
Escrow Agreement	Section 10.01
Estimated Closing Date Accrued Pre-Closing Bonus Liability	Section 1.03(a)
Estimated Closing Date Accrued Vacation Liability	Section 1.03(a)
Estimated Closing Date CapEx Adjustment Amount	Section 1.03(a)
Estimated Closing Date Current Assets	Section 1.03(a)
Estimated Closing Date Indebtedness	Section 1.03(a)
Estimated Closing Date Seller Transaction Expenses	Section 1.03(a)
Estimated Closing Date Unearned Revenue Amount	Section 1.03(a)
Estimated Closing Statement	Section 1.03(a)
Excluded Assets	Section 1.01(b)
Excluded Books and Records	Section 1.01(b)(ii)
Excluded Insurance Assets	Section 1.01(b)(iv)
Existing Representation	Section 9.16(a)
Fee Letters	Section 4.06
Final Closing Statement	Section 1.05(a)
Final Purchase Price Allocation	Section 5.11(e)
Financial Accounts	Section 2.07(a)
Financial Accounts Date	Section 2.07(a)
Financing Sources	Section 10.01
Fraud	Section 10.01
Funds Flow Letter	Section 1.03(a)
General Cap	Section 8.04(b)
General Expiration Date	Section 8.01
General Representations	Section 8.01
Geographic Region	Section 10.01
GFL Benefit Plan	Section 10.01

Governmental Authority	Section 10.01
Governmental Order	Section 10.01
Hazardous Material(s)	Section 10.01
HSR Act	Section 10.01
IFRS	Section 10.01
Illustrative Closing Statement	Section 1.03(a)
Increase Amount	Section 1.05(c)
Indebtedness	Section 10.01
Indemnification Basket	Section 8.04(a)
Indemnification Escrow Amount	Section 10.01
Indemnification Escrow Fund	Section 10.01
Indemnified Party	Section 8.08(a)(i)
Indemnifying Party	Section 8.08(a)(i)
Indemnity Dispute Notice	Section 8.08(a)(ii)
Insurance Policies	Section 2.16
Intellectual Property	Section 10.01
Interim Breach	Section 10.01
Interim Period	Section 5.01(a)
IT Systems	Section 10.01
Knowledge of Sellers	Section 10.01
Law	Section 10.01
Lease	Section 2.17(b)
Leased Property	Section 2.17(b)
Liabilities	Section 10.01
Lien	Section 10.01
Loose OCC	Section 10.01
Loss	Section 10.01
Losses	Section 10.01
Material Adverse Effect	Section 10.01
Material Contract	Section 2.11(a)
Material Lease	Section 10.01
Material Permits	Section 2.22
Multiemployer Plan	Section 10.01
National Accounts	Section 5.15
Non-Active Accounts	Section 10.01
Non-Assignable Asset	Section 5.12(e)
Non-Competing Activities	Section 5.13(b)
Non-Recourse Parties	Section 9.15
Notice of Disagreement	Section 1.05(b)
Optical Lease	Section 10.01
Ordinary Course	Section 10.01

Organizational Document	Section 10.01
Overall Cap	Section 8.04(b)
Owned Real Property	Section 2.17(a)
Parent Group	Section 10.01
Parent Group Taxes	Section 10.01
Parties	Preamble
Party	Preamble
Permits	Section 10.01
Permitted Liens	Section 10.01
Permitted Post-Closing Liens	Section 10.01
Person	Section 10.01
Personal Information	Section 10.01
Post-Closing Matters	Section 9.16(a)
Post-Closing Representations	Section 9.16(a)
Post-Closing Tax Period	Section 10.01
Pre-Closing Designated Persons	Section 9.16(b)
Pre-Closing Privileges	Section 9.16(b)
Pre-Closing Tax Period	Section 10.01
Prior Counsel	Section 9.16(a)
Privacy Laws	Section 10.01
Privacy Policies	Section 10.01
Privileged Materials	Section 9.16(c)
Proceeding	Section 10.01
Prohibited Person	Section 10.01
Property Taxes	Section 5.11(h)
Protection Period	Section 5.07(b)
Purchase Agreement	Annex A
Purchase and Sale	Preamble
Purchase Price Allocation	Section 5.11(e)
Purchased Company	Preamble
Purchased Equity Interests	Preamble
Purchased Equity Interests Assignment	Section 1.04(b)(i)
Purchased Subsidiary	Section 10.01
R&W Insurance Policy	Section 5.10
Real Property	Section 2.17(b)
Real Property Item	Section 5.22
Release	Section 10.01
Release Letter	Section 1.04(b)(vii)
Remedies Exception	Section 2.11(b)
Representatives	Section 10.01
Required Divestitures	Section 5.02(c)

Restrictive Covenants	Section 5.13(c)
Retained Claims	Section 1.01(c)(iv)
Retained Escrow Amount	Section 8.08(c)
Retained Liabilities	Section 1.01(c)
Schedule	Section 10.03(a)
Section	Section 10.03(a)
Securities Act	Section 4.10
Security Incident	Section 10.01
Seller	Preamble
Seller Cure Period	Section 7.01(c)(i)
Seller Fundamental Representations	Section 10.01
Seller Indemnified Parties	Section 8.03
Seller Marks	Section 5.08
Seller Material Adverse Effect	Section 2.04
Seller Parent	Preamble
Seller Parties	Section 10.01
Seller Transaction Expenses	Section 10.01
Seller’s 401(k) Plan	Section 5.07(d)
Sellers	Preamble
Special Indemnity Losses	Section 8.04(a)
Special Indemnity Matter	Section 10.01
Straddle Period	Section 10.01
Subcontract Agreement	Section 1.04(b)(v)
Subsidiary	Section 10.01
Support Obligations	Section 2.07(c)
Surviving Provisions	Section 7.02
Tangible Assets	Section 2.03(a)
Tax	Section 10.01
Tax Basket Losses	Section 8.04(a)
Tax Claim	Section 5.11(b)(i)
Tax Refund	Section 10.01
Tax Return	Section 10.01
Terminating Buyer Breach	Section 7.01(d)(i)
Terminating Seller Breach	Section 7.01(c)(i)
Termination Date	Section 7.01(c)(ii)
Third Party Claim	Section 8.08(b)(i)
Title Company	Section 1.04(b)(iii)
Top Customers	Section 2.23
Top Vendors	Section 2.23
Total Ancillary Charges	Section 10.01
Transfer Taxes	Section 5.11(c)

TSA	Section 10.01
Unearned Revenue Amount	Section 10.01
Unresolved Claims	Section 8.08(c)
WARN Act	Section 2.13(i)
Section 10.03.    Construction.
(a)Unless the context of this Agreement otherwise requires, (i) references in the singular or to “him”, “her”, “it”, “itself”, or other like references, and references in the plural or the feminine, masculine or neuter reference, shall, as the case may be, also, when the context so requires, be deemed to include the plural or singular, or the masculine, feminine or neuter reference, as the case may be, (ii) the terms “hereof”, “herein”, “hereby”, “hereto” and derivative or similar words refer to this entire Agreement, (iii) the terms “Article”, “Section”, “Annex” or “Schedule” refer to the specified Article, Section, Annex, or Schedule of this Agreement, (iv) references to “including” mean “including, without limitation”, and (v) the word “or” is not exclusive and has the meaning represented by the term “and/or”.
(b)Unless the context of this Agreement otherwise requires, references to agreements and other documents shall be deemed to include all subsequent amendments and other modifications thereto.
(c)Unless the context of this Agreement otherwise requires, references to statutes includes all regulations promulgated thereunder.
(d)The phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”.
(e)The language used in this Agreement shall be deemed to be the language chosen by the Parties to express their mutual intent and no rule of strict construction shall be applied against any Party.
(f)Whenever this Agreement refers to a number of days, such number shall refer to calendar days unless Business Days are specified. When calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded. If the last day of such period is a non-Business Day, the period in question shall end on the next succeeding Business Day.
(g)All references herein to “$” or “dollars” shall refer to United States dollars.
(h)The headings in this Agreement are for convenience and identification only and are not intended to describe, interpret, define or limit the scope, extent or intent of this Agreement or any provision thereof.
(i)All accounting terms used herein and not expressly defined herein shall have the meanings given to them under IFRS unless the context otherwise requires.

(j)Whenever the phrase “made available,” “delivered” or words of similar import are used in reference to a document, it shall mean the document was (i) provided (including via electronic mail) to Buyer or its Representatives no later than 6:00 p.m. (Eastern time) on the day prior to the date of this Agreement or (ii) made available for viewing by Buyer or its Representatives in the “Project Pirate” folder of the electronic data room hosted by Datasite LLC (including any “clean room,” “clean team” or similar data room or folder associated therewith or included therein) (the “Data Room”) as of 6:00 p.m. (Eastern time) at least two (2) days prior to the date of this Agreement.
(k)Whenever the word or phrase “material,” “material to the Business”, “in all material respects” or “materially” is used in any of the representations and warranties in Article II or Article III (but excluding, for the avoidance of doubt, any references therein to “Material Adverse Effect”, “Material Contract”, “Material Lease”, “Material Permit” or “Seller Material Adverse Effect”), it shall mean that the relevant item, condition, matter, noncompliance, defect or other fact (as applicable), or a breach of any such representation or warranty, would (i) have a financial consequence or basis for liability with respect to the Business, any Purchased Company or Purchased Subsidiary in excess of $500,000 or (ii) result in a loss of annual revenues of the Business in excess of $2,000,0000, in each case, with respect to any such single breach, item, condition, matter, noncompliance, defect or other fact, or series of related breaches, items, conditions, matters, instances of noncompliance, defects or other facts.
[Remainder of page intentionally left blank.]

IN WITNESS WHEREOF the Parties have hereunto caused this Agreement to be duly executed as of the date first above written.

BUYER:

CASELLA MID-ATLANTIC, LLC

By:	/s/ Edmond R. Coletta
Name:	Edmond R. Coletta
Title:	Vice President and Treasurer

BUYER GUARANTOR:

CASELLA WASTE SYSTEMS, INC. (solely for purposes of Section 9.17)

By:	/s/ Edmond R. Coletta
Name:	Edmond R. Coletta
Title:	President and Chief Financial Officer
[Signature Page to Equity Purchase Agreement]

SELLERS:

GFL (CW) HOLDCO, LLC

By:	/s/ Patrick Dovigi
Name:	Patrick Dovigi
Title:	President

WASTE INDUSTRIES USA, LLC

By:	/s/ Patrick Dovigi
Name:	Patrick Dovigi
Title:	President

SELLER PARENT:

GFL ENVIRONMENTAL INC.

By:	/s/ Patrick Dovigi
Name:	Patrick Dovigi
Title:	President
[Signature Page to Equity Purchase Agreement]